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03022946

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME FJA AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED JUN 30 2003 THOMSON FINANCIAL

FILE NO. 82- 5077 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B	*(INITIAL FILING)*	☐	*AR/S* *(ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 6/29/03





ANNUAL REPORT | 2002
FJA AG

CONTENTS

<<

CONTENTS

FILE NO.
82-5077

FJA KEY FIGURES

KEY FIGURES IN ,000 EURO ACCORDING TO IAS

	2002	2001	2000
Revenues / Total output	130,212	111,945	83,403
EBITDA	31,373	25,230	16,929
EBIT	25,481	20,556	13,915
EBT	26,888	22,216	15,038
Net income	16,487	13,616	8,726
Shareholders´ equity	101,232	89,736	79,381
Balance sheet total	128,511	112,528	99,346

EMPLOYEES

	2002	2001	2000
Employees as of 31 December	973	861	681

FJA – A PORTRAIT

FJA is a leading consultancy and software firm for the insurance industry, specialising in the development and implementation of standard software for insurance companies and other financial service providers.

At the core of FJA's product range for life insurance companies is FJA Life Factory®, an aid to developing, selling and administering insurance products. This standard software supports all relevant business processes in life insurance, from the calculation of new tariffs, via the preparation of a quote and insurance policy, right through to annual accounts and the payment of matured policies. Besides traditional and unit-linked life insurance, it also supports the development and administration of new products for private provision and company pension schemes (the "Riester" pensions, as well as private and occupational pension schemes). The latest Release 4.x uses thin-client technology. This technology enables insurers to optimise their business processes largely free from technological restrictions, and also permits the straightforward integration of hosts.

FJA Life Factory® is supplemented by FJA SymAss, a streamlined policy management system for smaller insurance companies, and by FJA Health Factory® for health insurers.

There are also other standard software and portal solutions for insurers and brokers, as well as an extensive range of services, from software implementation and software migration, i.e. the transfer of all insurance data from one IT system to another, right through to actuarial consultancy.

FJA was established in 1980 by Prof. Dr. Manfred Feilmeier and Michael Junker as Prof. Dr. Feilmeier, Junker & Co., Institut für Wirtschafts- und Versicherungsmathematik GmbH in Munich. In 1999 it was renamed FJA AG and in February 2000, it was floated on the Neuer Markt of the Frankfurt Stock Exchange. Since 1 January 2003, the company has been listed in the Prime Standard. With effect from 24 March 2003 FJA has been listed in the new reference index TecDAX.

PROF. DR. MANFRED FEILMEIER ABOUT THE BUSINESS DEVELOPMENT

FILE NO.
82-5077

DEAR SHAREHOLDERS,

With effect from 24 March 2003, FJA AG is quoted in the newly created TecDAX index. Its inclusion in this technology index, which is home to just 30 stocks, is renewed proof of FJA's status as a quality share amongst technology and growth stocks. Moreover, we expect that this fresh new index will attract a relatively high level of market interest and that institutional investors will again invest more heavily in the FJA share.

The company's sustained growth is another reason to invest in the FJA share. In the 2002 fiscal year, despite the poor economic environment we again achieved aboveaverage growth and increased net income by 21 percent. For the year 2002 this stood at 16.5 million Euro, revenues reached 130.2 million Euro.

As planned, we pushed full steam ahead with the development of our FJA Life Factory® standard software in 2002. This was partly in order to further consolidate our leading position in the field of company and private pension provision, and partly in order to offer our customers sophisticated solutions to enable them to cope with the challenges with which the insurance industry will soon be faced. The thin-client version of FJA Life Factory® now offers insurers a tool to counteract growing cost pressure and organize their business processes in a more streamlined, cost-efficient way. This strategy has clearly paid off: We are pleased to report that the market has welcomed this new line of FJA Life Factory® – three major commissions were won in 2002 for licensing and implementation in Germany and abroad.

In the field of pension provision, our newly-developed software for administering government subsidies for Riester pensions proved very successful. More than 20 customers bought the software, which is now used to manage Riester subsidies for a total of 30 suppliers of Riester pensions.

Apart from the successful expansion of our business in the area of private and company pension provision, we made good headway with our foreign business, particularly in the second half of the year. We are particularly pleased to have reached operational break-even in the USA in 2002.

In 2003, we will continue expanding our activities abroad and increase the share of revenues abroad from 10 percent in 2002, to between 12 and 15 percent. We intend to achieve this primarily through organic growth, but also through participating interests and acquisitions, should the opportunity arise.

Overall, we intend to continue our sustained growth in 2003. Going against the industry trend, we have again set ourselves the target of double-digit growth. In concrete terms, as things currently stand we plan to achieve 10 percent growth in net income, which implies increasing our revenues by the necessary amount.

Thank you for your confidence in FJA.

M. Feilmeier

Prof. Dr. Manfred Feilmeier, CEO



Prof. Dr. Manfred Feilmeier
Chief Executive Officer and company founder



FJA ZULAGENVERWALTUNG® – SUBSIDY ADMINISTRATION SYSTEM

Commencing from the first quarter of 2003, suppliers of "Riester policies" must be able to administer the state subsidies. The different associated subsidy processes are extremely complex and almost impossible to master without a suitable IT solution.

Thanks to its FJA Zulagenverwaltung® standard software, FJA has successfully established itself in this market for providing IT support for subsidy processes.

Successful entry on the market

As early as the end of January 2002, FJA took a conscious decision not to offer IT support for these subsidy processes as part of its FJA Life Factory® standard software, but to develop a stand alone system, that is obviously "compatible" with the FJA Life Factory®. This means that FJA Zulagenverwaltung® can also be offered as an independent standard software to companies who do not use the FJA Life Factory®.

The first five orders for FJA Zulagenverwaltung® were announced as early as 13 June 2002 in an ad-hoc publication. A further series of substantial discussions was also underway at this time.

As early as 10 July 2002, FJA was able to present its beta-Release 1.0 version of FJA Zulagenverwaltung® at a Subsidy Management information event. This was at a time when many companies had not even approached this subject.

Through its FJA Zulagenverwaltung® system FJA seems to have met the requirements set by the market. Further orders followed over the course of the year, and at the end of the year FJA had secured more than 20 clients for FJA Zulagenverwaltung®; these clients administer the subsidies for over 30 suppliers. The clients are from the fields of insurance, pension funds, banks and fund management. Many of these clients are new clients for FJA.

FJA LIFE FACTORY® – THE SUCCESS STORY CONTINUES

Versicherungskammer Bayern (VKB) is one of Germany's public insurers and the market leader in its traditional business territory of Bavaria and the Rhineland Palatinate.

With over 5,000 employees, the Group recorded a (gross) contributions income of 4,204 million Euro in 2001.

Implementation at Versicherungskammer Bayern

In addition to typical standard products, the VKB product portfolio also extends to Riester products as well as to direct insurance, reinsurance and relief funds in the field of company pension provision. The new pension fund products offered by the partners within the savings banks association have recently completed the market portfolio.

The project, parts of which went into productive operation in 2002, provides for product-group/user-specific implementation of the FJA Life Factory® and is therefore divided into two areas:

1. Provision of an administration system for company pension provision (including in particular pension funds) for insurers in the public law sector or for insurers within the S-Finanzgruppe.

2. Future implementation of an administration system for the VKB's own portfolio of private end customers.

The central feature of the project is provided by the multi-client FJA Life Factory®, which can be used for implementing and administering products and/or providing system-backed business processes for individual and collective business. The implementation procedure involves customised enhancements and connecting the VKB's neighbouring systems so as to ensure integration within the client's system environment.



Öffentliche Lebensversicherung in Braunschweig placed a contract for implementation of the standard software FJA Life Factory®, and FJA Zulagenverwaltung®. The thin-client version of the FJA Life Factory®, that has been available since the autumn of 2002 was installed on an IBM mainframe computer. The FJA Migration Factory®, was also used successfully in this project.

Implementation at Öffentliche Lebensversicherung Braunschweig

With the first productive use of the new version of the FJA Life Factory®, Öffentliche Lebensversicherung has marked a further milestone in the development of standard software for the administration of insurance contracts.

As of 1 January 2003, the software replaced the existing administration platform for Riester products and is subsequently being augmented to include the complete product range and all portfolios. The entire management of all insurance contracts at Öffentliche Lebensversicherung is thus being switched to the FJA system. The other portfolios will also be transferred using FJA's migration system.

Once again, the introduction of portfolio management and the migration of a portfolio within a few months have highlighted a key advantage offered by the use of standard software. Without the use of FJA's products it would not have been possible to complete this task within the short time available.

FJA LIFE FACTORY® – NEW TECHNOLOGY

The IT infrastructure within insurance companies is developing at an ever increasing pace, with the host often still being used to administer large data volumes. Internet technologies will, for example, make it possible to involve end customers in executing simple business processes, in a similar way to online banking. The carefully directed use of these technological innovations can create the necessary framework for cost-effective and efficient shaping of processes and structures, thereby helping improve the "corporate fitness" of insurance companies ("1-percent-challenge"). The use of standard software and general market standards also helps to minimise risks and achieve medium to long-term cost reductions.

Host-compatible thin-client technology

Release 4.1 of the FJA Life Factory®, that was approved for distribution in Q4, has been consistently developed into a multi-tier, thin-client architecture. From the outset, the design was optimised for multi-platform use (Windows, Unix, host). Applying standards and encapsulating the third-party products used (e.g. for middleware) has opened up extensive opportunities for integration in heterogeneous system environments.

Consistent separation of contents and their representation enables specific access paths – e.g. for back office, field sales systems and web portals – to be connected to the same business server.

With the aid of a browser, making sure all necessary security precautions are taken, all functions of the FJA Life Factory® are accessible even via the Internet. Operating and maintenance costs are significantly reduced as the customary distribution of software within client-server environments is dispensed with, and as requirements in terms of administrators' workstations become minimal.

SALES SYSTEMS AND SERVICE PORTALS – E-BUSINESS SUCCESSFULLY IMPLEMENTED

Increasing competition for efficiency with simultaneous tailoring of services to customer requirements means financial service providers are having to reshape their sales and service support. End customers are making increasingly sophisticated demands in terms of the quality and speed of insurers, but cost pressures are growing at the same time. Many traditional approaches for IT systems are therefore on offer in this field.

To meet this challenge, and as part of its standard software range, FJA offers flexible, multi-line solutions that are not dependent on any specific sales channels.
Here, FJA can rely on its longstanding experience and continuous development of modern, integrating systems. FJA offers flexible standard software – naturally using open Internet technology – that supports modern mixes in terms of sales channels (brokers, salaried field service staff, banking partners, service centres as well as self-service by end customers) within one single system. At the same time, it offers integration with the back-office systems of a company – a crucial factor in achieving rapid and cost-effective business processes.

Use of FJA's service portal secures a competitive edge for Dialog Lebensversicherung (AMB Generali Group)

To provide Internet-based support for its brokers, Dialog Lebensversicherungs-AG (AMB Generali Group) opted for FJA's service portal. A key factor behind this decision was the benefits offered by FJA's standard software, such as the comprehensive information function and the straight-through processing capability into the administration system at Dialog Leben. Measured on the basis of market share, Dialog Leben ranks among the top three suppliers of term life assurance policies in Germany. The FJA service portal achieves tangible cost and quality advantages for insurance companies and brokers alike. This ensures a high level of acceptance. Simple customizing and cost-effective integration through the use of standard interfaces (e.g. GDV) offer insurers a rapid and guaranteed return on investment. Using the FJA service portal can therefore give companies a decisive edge as regards recruiting brokers and securing long-term loyalty. The increasing importance of brokers in a market characterised by growing cost pressures means that FJA expects a further rise in demand for standard software in this field.

FJA MIGRATION FACTORY® – NEW PROJECTS

The key objective behind major projects involving the introduction of new policy administration software is the ability to provide marketable products in the shortest possible time using future-oriented system solutions. At the same time implementation and productive operation costs must be minimised, and potential savings in terms of streamlining system environments must be realised. Benefiting from insurance, actuarial and technological expertise, the FJA Migration Factory® masters this challenge as follows: Using "tariff streamlining" as part of the migration process means existing structures are simplified and migration costs significantly reduced. Standardising data enables integrated business processes and reduces administrative costs for an insurance company. Tried and tested IT tools and processes guarantee successful migration and ensure that the requirements for audit-proof migration processes are met at all times.

Migration of existing portfolios at the Cologne VPV

As part of the migration project for Vereinigte Postversicherung, the portfolios of the Cologne-based VPV are being migrated to FJA Life Factory®, in the first phase.

In June 2002 work commenced using the FJA Migration Factory®, to transfer the contracts, and as early as September 2002 it was possible to migrate the first larger test portfolios, update them and verify them with regard to processing within the target system.

In addition, all collections data is being migrated to FJA's ZINEX collections and payments system. The tariff structures of both locations are being standardised and mapped on new tariff structures in the target system.

In four product-based phases, the entire portfolio of the Cologne branch (approx. 500,000 contracts) will be integrated within the FJA system that is in productive operation at VPV Stuttgart.





DIALOGUE WITH THE PRESS

THE BEST WAY TO MAINTAIN CONTACT WITH OUR PRIVATE INVESTORS IS THROUGH MEDIA REPORTS

Rather than simply restricting dialogue with press representatives to times when we issue our regular financial publications, we also welcome the opportunity to use such dialogue to provide information on the company's current business position and strategy. We invite you to sit in on just such a meeting.

2002 was a dismal year for many software companies. Yet FJA excelled once again with a double-digit increase in revenues and income. How has FJA managed to perform so well?

Dr. Thomas Meindl
With revenues increasing by 16 % and income by 21 %, FJA far surpassed average performance within the software industry. With a 24 % growth in the result before taxes and interest (EBIT), 2002 can be seen as a particularly successful year in the company's history dating back over 20 years. And we are also determined to outperform the rest of the industry in the future, too.

As a software supplier to the insurance industry, we are able to perform so well because we provide standard products offering companies major benefits in terms of costs and efficiency. Such products are particularly sought after at a time when the whole of the financial services sector is facing high cost pressures.

Prof. Dr. Manfred Feilmeier
One might also add that the demographic development in Germany is ensuring our order books remain full.

Why is this?

Prof. Dr. Manfred Feilmeier
The state is increasingly unable to fund provision for old age. The reform of pension provision is the central topic of discussion at present, and the next pressing political task is an extensive reform of the health insurance system. As a result, FJA will experience a boom that is likely to last for many years; this is because we offer standard software that will support the changes within insurance companies, speed up the launch of new products and administer such products efficiently. We are therefore convinced that these long-term underlying conditions will facilitate sustained growth for FJA.



Prof. Dr. Manfred Feilmeier
Chief Executive Officer and company founder

Michael Junker
Chief Research Officer and
company founder

In view of the weak private demand in the first year of Riester pensions press recently commented "Riester pension remains a non-seller". Do you share this opinion?

Prof. Dr. Manfred Feilmeier
No. We are convinced that the weak demand is really just a delay, because private pension provision is unavoidable. Admittedly, the product is somewhat unwieldy. There is a certain need for clarification, particularly as regards state subsidies. However, we believe this backlog will soon clear.

Has the low level of demand impacted on FJA's business performance?

Dr. Thomas Meindl
We are indeed strongly committed as regards the provision of suitable software and our Third-Party-Administration (TPA®) enables financial service providers to outsource policy administration. However, of the 14 orders we have received in this context, 11 are classical software installations where there is no link at all to market demand for the products. With the TPA® outsourcing solution, the contracts with our clients contain variable components that depend on the volume of policies administered, but they also contain minimum volumes. So, we have indeed earned less than we hoped, but have nevertheless earned something.

The situation with company pension schemes is different. According to the Federal Ministry for Social Affairs, the collective agreements of 19.1 million employees enable them to opt for one of the five different types of company pension schemes. The corresponding law became effective at the beginning of 2002.

Prof. Dr. Manfred Feilmeier
This offers huge potential and demand was already very strong in the first year of introduction. We anticipate that company pension provision will become at least as important as private pension provision. Also, one should not forget the amplifying effect that company pension provision is compulsory in some neighbouring countries of Western Europe. FJA is conducting intensive work in this field. In addition to classical financial service providers, our target group also includes industrial companies and industry associations. Incidentally, this will also mean diversification for FJA in terms of client companies.


FILE NO.
82-5077



Does this mean the Riester effect will continue for FJA?

Prof. Dr. Manfred Feilmeier
Certainly. However, we must not restrict our focus to specialised Riester products. As a consulting firm and software specialist for the financial services industry, we know from experience that each product innovation represents a challenge as regards data processing. In some cases, existing IT systems reach their technological and capacity limits. Current challenges facing financial service providers include the diversification of sales structures, urgently needed cost reductions and improvements in efficiency.

Can FJA meet all these requirements with its Life Factory® standard software?

Michael Junker
Very early on, FJA decided to integrate the additional requirements resulting from private and company old-age provision into FJA Life Factory® in order to create a uniform standard software for all insurance products. As requirements vary between companies, we offer three versions of the product: as a central system of the insurance company that covers all product requirements; as an independent system that can be integrated with other IT systems used by the insurance company and that covers certain product groups such as "Riester" policies, and as standardised Third-Party-Administration (TPA®), i.e. as an IT outsourcing solution for administering insurance contracts. In recent years we have invested heavily in enhancing the product and in the autumn of 2002 we launched the thin-client release of FJA Life Factory®.

What significance does this hold?

Michael Junker
Firstly, it is relevant for sales as it means all functions and information required by the insurance consultant when in contact with his clients are available in the front office, but full software installation is no longer required. This improves efficiency as regards contact with customers and also saves considerable work and therefore costs. Secondly, this new technology enables lean and integrated business processes to be implemented efficiently in the back office, which is a key requirement necessitated by market and cost pressures faced by insurers. We thus offer a complete,



Dr. Thomas Meindl
Chief Financial Officer

Dr. Rolf Schwaneberg
Chief Human Resources Officer

integrated one-stop solution that is indispensable in today's market and that is therefore increasingly sought after.

You mentioned that the health insurance sector also represents a key future market for FJA. Do you anticipate that the next stage of the health reform will prove a growth driver for FJA?

Prof. Dr. Manfred Feilmeier
FJA is growing with age: The population throughout Western Europe is becoming older and older, meaning that the relationship between years when contributions are paid and contribution-free years is becoming increasingly unfavourable within statutory health insurance. Some form of corrective action is anticipated. This did not happen in the last legislative period. However, current discussions indicate that a combination of statutory health insurance and private additional insurance is likely. Insurance companies are already working on new products. Once more details emerge on the date of statutory implementation, private and statutory health insurers will have to convert their IT systems, triggering a massive impetus in terms of investment. We are prepared for this.

Michael Junker
As you know, under a joint venture with INTER Krankenversicherung that was established in 2001, we have developed an extensive IT system called FJA Health Factory® which went into productive operation at INTER Krankenversicherung's service centre in Mannheim in September of last year. This is an efficient standard software that supports all health insurance processes from the submission of applications through to portfolio administration and the processing of claims. The system is offered in thin-client technology. This new technology offers our clients considerable potential for savings as centralised installation of the software eliminates the need for expensive maintenance and upgrading at the individual workstations. The system is fully browser compatible, meaning that if necessary, field sales staff or customers can access authorised areas of the system via the Internet.

You said you are prepared for the next stage in the health reform – how does this translate in terms of personnel?

Dr. Rolf Schwaneberg
We are well prepared, but will continue to take on new employees. In 2002 alone we





recruited around 150 new colleagues; in line with our increasing diversification, these appointments were for various departments. We have efficient, extremely well qualified and highly motivated employees. In my opinion, the low levels of employee fluctuation indicate we are considered a company that offers real prospects for the future. This is also reflected in the success of our internal recruitment programme "Refer a Friend", which is producing increasing numbers of applicants.

So, has it become easier to recruit IT specialists?

Dr. Rolf Schwaneberg

Yes and no. The number of applications has grown, but the actual group of specialists in whom we are interested – such as actuaries and information scientists with industry know-how – remains relatively small. It has become easier to recruit IT employees such as standard software and mainframe experts, or even sales staff, and we are naturally pleased about this.

Cost pressures within the insurance sector have increased significantly. Isn't IT investment also being cut here, as in other sectors?

Rainer W. G. Herbers

It's true. Cost pressures are placing a burden on companies, particularly as regards sales or product administration. England, for example, now has the "1-percent-challenge" where the administrative costs for certain state-subsidised provision products must not exceed 1% of the contract value. This is obviously radiating to other countries in Western Europe. However, cost pressures are immense for traditional products, too, with the entire process being examined for potential cost savings. This is where the widespread use of IT systems comes into play in meeting these challenges. So no, insurers are investing in IT. They are investing where they need to launch new products onto the market as quickly as possible, they are investing to achieve short-term saving effects and they are investing where business strategy makes it necessary to achieve long-term savings in costs. It is to FJA's advantage that introducing standard software helps make costs more calculable in the long term.

Rainer W. G. Herbers
Chief Operating Officer

For reasons of efficiency, too, life insurers in Germany will begin to consolidate. Won't this decimate FJA's target group?

Prof. Dr. Manfred Feilmeier
Among life insurers, we have achieved market penetration of around 50%. In other words, every second company uses standard software from FJA. Where mergers have taken place, FJA's software has to date always been used for the merged company as it is able to leverage new business potential through IT support. Generally, we also benefit from mergers as certain projects only become feasible with the enlarged size of the merged company. One should not forget that the absolute number of insurance contracts does not change. In this respect, our market does not reduce as a result of mergers. Although Germany is our core market, FJA systems are already up and running in 17 different countries. FJA still has very significant market potential.

The Company's management has announced it plans to increase foreign revenues from 10% in 2002 to between 12 and 15% in 2003. This planning does not appear to indicate international growth through acquisitions. Are you still pursuing this approach as part of your strategy of internationalisation?

Dr. Thomas Meindl
FJA remains committed to organic growth. However, this by no means precludes us from acquiring a suitable company if the opportunity were to arise, in order to facilitate our entry onto a market or consolidate our market position. However, we cannot include such considerations in our planning.

So, if an acquisition is not likely in the near future, will FJA soon have a representative office in Australia, for example?

Rainer W.G. Herbers
Acquisitions are always on the agenda, in principle. The financial resources are in place. However, we cannot imagine a merg-



er among equals. As far as Australia is concerned, you are referring to the order from Australia's Suncorp Group, which was secured with our US subsidiary. It is neither necessary nor advisable to establish a representative office in every country where FJA systems are used. We only do this if the respective market offers sufficient opportunities. We wish to further consolidate our market position in Eastern Europe and in Anglo-Saxon countries, and we are already well equipped to do this – in Eastern Europe, for example, through our Slovenian subsidiary, OdaTeam.

With 10% growth predicted for 2003 your forecasts are 10% higher than those for the software sector as a whole, which is stagnating. What makes you so optimistic you can live up to this?

Prof. Dr. Manfred Feilmeier
This predicted growth is based on sound judgement. We provide services for the insurance sector, which because of demographic development throughout Western Europe will undergo calculable growth for a number of years. This applies to both financial service providers with their various products for old-age provision and also to health insurers. So, our role as a software and consulting firm for this sector places us in an excellent position and our hopes of achieving above-average growth are therefore justified.

THE FJA SHARE

SINCE ITS FLOTATION IN FEBRUARY 2000 THE FJA SHARE HAS PROGRESSED FROM A RELATIVELY UNKNOWN NEWCOMER TO ONE OF THE ESTABLISHED GROWTH STOCKS IN THE TECHNOLOGY SECTOR.

FJA's listing

			24 March 2003 TecDAX
		1 January 2003 Prime Standard	
	18 March 2002 NEMAX 50		
21 February 2000 IPO Neuer Markt			

The FJA share quickly established itself as a sound investment with high growth potential and its inclusion in the NEMAX 50 in March 2002 signalled progression into the stock exchange's premier league. Since then, interest in the share has grown continuously and news of the share's inclusion in the TecDAX index has set the scene for the success story to continue in 2003.

Positive valuation

Above all, reliable management planning and sustained corporate growth are critical in ensuring the share's positive valuation by the stock exchange, analysts, the media and investors. Forecasts that are consistently met, high levels of accounting transparency and open communication with investors and analysts establish trust and generate recognition. This is not least evidenced by the fact that in July 2002, FJA received an award from the investment magazine Focus Money for its transparent accounting and good forecast reporting. Also, in 2002 the FJA share was regularly followed by 10 analysts and was almost exclusively classed as a recommended purchase or rated an outperformer. Independent rating agencies such as SES Research awarded FJA an A+ rating, signifying an investment in the lowest risk category. The confidence in the FJA share and in the company is also evidenced by the extremely successful employee share scheme implemented in 2002 in which almost 85% of all qualifying employees participated.

Open dialogue

The basis for this confidence is provided by the open dialogue that FJA maintains with investors and analysts at home and abroad. In 2002 the management was again represented at numerous roadshows and investor conferences in the major cities of Europe where it was able to explain the company's strategy and plans. At the same time, all investors were informed about the latest developments within the company by means of detailed quarterly reports as well as ad-hoc notifications and press releases. Suggestions on how to make the company's accounting even more transparent were directly noted and implemented.

Dividend 2002

Since its inclusion on the Neuer Markt in February 2000 and despite an extremely difficult market environment, the price of the FJA share has asserted itself rather well compared with the market as a whole. Whereas the value of the NEMAX 50 index is now only just less than 5% of its original value in February 2000, FJA's share price at the end of 2002 was just under half its issuing price of 48 Euro. And yet this price trend does not reflect the company's performance – after all, revenues and profit were again increased by 16% and 20% respectively in 2002. Therefore, for 2002 shareholders shall again benefit from FJA AG's successful performance by a dividend payout. With a result of 2.16 Euro per share, the Executive and Supervisory Boards of FJA AG will recommend to the AGM on 26 June 2003 that a dividend of 0.70 Euro be paid. This is a year-on-year increase of just under 17%. This undoubtedly represents an extremely attractive dividend yield.

Dividend Payout


0.70 €
0.60 €
0.40 €
0.25 €
Dividend
1999
2000
2001
2002*

* proposed

Share type and Denomination: Share certificate with a nominal capital share of 1 Euro

Equity capital: 7,650,000 Euro

Free float[1]: Over 49 %

Stock exchange segment: Prime Standard, Frankfurt

ISIN: DE0005130108

Security code number (WKN): 513010

Indices: TecDAX, HDAX, CDAX

Trading symbol: FJA

Earnings per share: 2.16 Euro

Dividend 2002: 0.70 Euro (proposed)

1) according to definition of free float at Deutsche Börse

Continuity and expertise

In addition to its highly motivated and highly qualified employees, the company's sustained success has not least been achieved thanks to its experienced management team, which still comprises the company's two founders and majority shareholders Prof. Dr. Manfred Feilmeier (Chief Executive Officer) and Michael Junker (Chief Research Officer). Together with the other members of the Executive Board, they symbolise continuity and expertise and will in future continue to do their utmost to drive forward the company's success.

REPORT OF THE SUPERVISORY BOARD

Throughout the 2002 financial year, the Executive Board has kept the Supervisory Board of FJA AG, Munich, regularly informed about how business is progressing and the company's situation by means of detailed written and verbal reports. In a total of four ordinary meetings with the Executive Board, the Supervisory Board carried out the duties incumbent upon it under the articles of association and by law. In addition to the statutory meetings, many specific departmental problems have been discussed in detail in individual meetings with members of the Executive Board.

Based on the reports from the Executive Board, the Supervisory Board has discussed all the important business issues, the development of revenues and results and the company's strategic direction. The intensive rounds of meetings focused on issues relating to corporate planning, optimising business processes and strategic considerations relating to extending the management structure to accommodate further growth. Special attention was paid to discussing the reorganisation of the business divisions and the major projects with respect to product development with the members of the Executive Board. Mr. Rainer W. G. Herbers was appointed Deputy Chairman of the Executive Board with effect from 1 January 2003.

In addition, detailed discussions were held with the Executive Board on the German Corporate Governance Code and its implications for FJA. Then in December 2002 the Supervisory Board issued a joint declaration with the Executive Board stating that apart from a few exceptions, FJA will comply with the "shall" provisions of the Corporate Governance Code.

The accounts, the annual financial statements of FJA AG and the consolidated annual financial statements and management report for 2002 for the AG and the Group have been audited by Dipl.-Kfm. Jürgen Risse, Auditor, Munich, and given an unreserved audit certificate. These financial statements and reports and also the audit reports issued by the Auditor were sent to every member of the Supervisory Board. The Supervisory Board discussed them in detail with the Auditor and the Executive Board. In identifying and analysing risks associated with future company or market trends, the Auditor discovered no occurrences to be reported to the Supervisory Board as part of the auditing of the annual financial statements.

The annual financial statements and consolidated financial statements - including the management reports – that were prepared by the Executive Board have been checked by the Supervisory Board, which found no reasons for complaint. The Supervisory Board agreed with the results of the audit and approved the annual financial statements and the consolidated financial statements (each for the year ending 31 December 2002); they are therefore approved in accordance with Article 172 of the German Stock Corporation Law (Aktiengesetz).

The Supervisory Board approves the Executive Board's proposal with regard to appropriation of the net income shown in the annual financial statements for the year ending 31 December 2002 and recommends that the General Meeting of Shareholders adopt the resolution accordingly.

We would also like to take this opportunity to thank all employees and also the Executive Board for their excellent work and good cooperation throughout the year.

Munich, 14 March 2003

The Supervisory Board



Prof. Dr. Elmar Helten, Chairman

CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT REPORT FJA GROUP

Sustained growth and high revenues have characterized FJA's development since the company was formed. In the 2002 fiscal year, the company again achieved much stronger growth than the market.

BUSINESS TREND

The market for insurance software was dominated by two central themes in 2002, the first of these being the implementation of insurance products for private and company pension provision that were developed as part of the pensions reform. Secondly, due not least to the unfavourable development of the equity markets, insurers found themselves under increasing pressure to cut their internal costs.

With this in mind, in 2002 FJA continued to invest heavily in the further development of the standard FJA Life Factory® software and in developing new software solutions. With its expanded product range and enhanced functionalities, the company consolidated its position as the leading supplier of software solutions for the insurance industry according to plan. In the field of company pension provision, FJA won important commissions from well-known insurers and more than 20 customers decided to buy the newly developed subsidy administration software for so-called Riester pensions.

At the same time, several commissions were acquired both in Germany and abroad for the new thin-client version of FJA Life Factory®. This new technology enables us to offer our customers a tool with which to organize their business processes in a more streamlined, efficient way, thereby generating considerable savings potential.

The expansion of our activities abroad also proceeded according to plan. The company received new commissions for FJA standard software both in Central Europe as well as in the USA and Australia.

The targets defined by the key figures for net income for the year, EBIT and annual revenues were clearly met. The results speak for themselves: Net income for the year was increased by 21 percent from the previous year, to 16.5 million Euro (2001: 13.6 million Euro), EBIT climbed 24 percent to 25.5 million Euro (2001: 20.6 million Euro) and annual revenues grew by 16 percent to 130.2 million Euro (2001: 111.9 million Euro).

BALANCE SHEET STRUCTURE

As the volume of business increased in the 2002 fiscal year, so too did the group balance sheet total, which rose 14 percent to 128.5 million Euro. The equity ratio was unchanged at 79 percent.

In keeping with international practice, finished goods and services and work in progress were valued by the percentage-of-completion method in accordance with IAS 11. Consequently, the term "revenues" in this reporting period corresponds to the term "total output" used in the previous year. We have thus complied with the repeatedly expressed wish that we use the terminology common in the English-speaking world. This change also facilitates balance sheet comparisons, enabling both FJA and its investors to benchmark.

For even greater financial transparency, we have itemized "Trade accounts receivable" in the financial section and reported unbilled receivables separately. As a result, FJA offers much greater transparency than many of its competitors in its international peer group.

SEGMENT REPORT

Besides its head office in Germany, FJA AG is represented by subsidiaries in Switzerland, Austria and the USA. It also has a majority participation of 80% in FJA OdaTeam in Slovenia. The revenues of Insiders Technologies GmbH have not been consolidated, as this is a minority interest.

Business activity in 2002 focused on two areas: The German market, and the expansion of our business abroad, with which we made good headway.

In Germany, the main focus of activity was the field of private and company pension provision, in which FJA further consolidated its position as the leading supplier of standard software for pension products. New customers were won for both the thin-client release of FJA Life Factory® and the newly-developed subsidy administration software, which was bought by more than 20 insurers. In total, revenues in Germany stood at 117.5 million Euro.

FJA's US subsidiary won two important commissions in the English-speaking world in 2002. In the USA, one of the leading American health insurers, UnitedHealth Group, chose the US market version of the FJA Product Machine software package (US Product Machine). FJA-US was also commissioned by the Australian Suncorp Group to licence and implement this software in Australia. Revenues in the USA totalled 4.5 million Euro.

In Switzerland, FJA was awarded a major commission in the two-digit million figure range (Swiss francs) by Basler Lebensversicherung in the reporting period. FJA's total revenues in Switzerland stood at 6.6 million Euro.

New business was also successfully acquired in Austria, where BAWAG-Versicherung opted for SymAss, the standard software developed by our Slovenian subsidiary OdaTeam. Total revenues in Austria came out at 1.3 million Euro in 2002. FJA OdaTeam d.o.o. is also involved in the new Bawag project and achieved revenues of around 371,000 Euro in the reporting year.

EXPENSES AND REVENUES

Due to the substantial growth in employee numbers FJA rented out and moved into an additional office building in Munich at the start of 2002. This necessitated investments in equipment for the newly-created work areas, causing expenses to rise slightly.

There was little change in the costs of services and purchased materials, with a slight rise in a few areas. Prices for FJA software licences and invoiced consultancy services rose moderately in line with the market.

RESEARCH & DEVELOPMENT AND INVESTMENTS

In order for FJA to enjoy continuing financial success, it is vital that it identifies new developments and trends in the insurance industry at an early stage and translates these into innovative software solutions. With this in mind, FJA continued to invest heavily in Research and Development in 2002.

Much of the investment was in FJA's core product, Life Factory®. Release 4.0, which was completed in May, is the first-ever version of Life Factory® to use the cost-saving thin-client technology. This was followed in the fourth quarter by Release 4.1. In addition to the processing of new business that was a feature of Release 4.0, release 4.1 also enables complete policy management.

FJA also invested in the area of private and company pension provision. Firstly, major adjustments had to be made to FJA Life Factory®, as the government only announced a number of legal provisions and implementation guidelines during the course of the year.

Secondly, there was investment in developing the new subsidy administration software for Riester pensions.

Very good progress was made with enhancements to the US Product Machine for the American market. This system can be used in all insurance classes and assists the insurer with the development and implementation of innovative insurance products.

The commissions in the USA and Australia reported in 2002 reaffirm our belief that there is demand in the English-speaking world for standard software that combines specialist insurance knowledge with state-of-the-art IT expertise.

The 35% participation in Insiders Technologies GmbH was another investment and adds Insiders' product smartFIX to the FJA product range. smartFIX is a software for knowledge-based data capture, which offers our customers considerable savings potential in their business processes. For that reason, in recent months FJA has invested in linking up this software to FJA Life Factory® and FJA Subsidy Administration, to make this new technology accessible to our customers. This is particularly appealing to insurers in all areas in which a large amount of data material, available either on paper or as e-mail, has to be recorded and processed. Examples of this are Riester applications, loan associations savings contracts and, especially, reimbursements of claims in private health insurance.

Investments in property, plant and equipment concentrated on equipping the newly rented office building in Munich.

EMPLOYEES

Bucking the trend in the IT industry, FJA again created more than 100 new jobs in 2002 and its workforce grew from 861 in the previous year, to 973 as at 31.12.2002.

The above-average growth in employee numbers was accompanied by a wide variety of personnel development measures. If a company is to achieve sustained success, it is vital that it continually trains its employees and imparts the available specialist knowledge in a way that reflects market requirements. With this in mind, the FJA Akademie's training programme was adapted to current project needs, incorporating the latest trends from the insurance and software field.

Against the backdrop of increased demand for standard software, the development and customization of standard software became a new focus.

The extensive measures to encourage employee loyalty again proved highly successful in 2002. In particular, there was extremely high demand for the employee shares issued in the autumn of 2002, with around 85 percent of all eligible employees signing up to this programme. This is clear evidence of our employees' confidence in the company. Despite the sharp rise in employee numbers, the already low staff turnover rate was further reduced compared with the previous year, in both percentage and absolute terms.

ORDER POSITION

The order position was good on average in 2002, even though insurers showed a certain reluctance to invest in Germany in the fourth quarter. Nevertheless, not only were capacities generally well used by existing projects, but also a large number of new commissions were won.

In the area of private and company pension provision, FJA further consolidated its leading position as a supplier of standard software and the newly developed standard software for administering Riester subsidies was very well received.

More than 20 insurers, banks and company pension schemes chose this solution, enabling them to administer Riester subsidies for a total of 30 suppliers of Riester pension providers. The company also received major commissions for the licensing and implementation of FJA Life Factory®. In the field of company pension provision, the Parion-Verbund (Gothaer Lebensversicherung) and Deutsche Herold awarded FJA major commissions to supply company pension schemes and pension funds with software. The Versicherungskammer Bayern and Öffentliche Lebensversicherung Braunschweig opted for the new thin-client release of FJA Life Factory®.

FJA also won new commissions outside the field of pension provision. In the Migration business segment, the Vereinigte Postversicherung (VPV) commissioned FJA to migrate the life insurance portfolio of the former Kölner Postversicherung to the standard software installed at VPV, the FJA Life Factory®. In the area of portal solutions, the company was commissioned by Dialog-Lebensversicherung (AMB Generali Group) to supply an Internet-based service portal to support freelance agents.

Demand for FJA software abroad developed especially well in the second half of the year. The version of the Product Machine which was adapted to the needs of the English-speaking markets (US Product Machine) was sold not just to the UnitedHealth Group, one of the largest health insurers in the USA, but also to the Suncorp Group in Australia, which counts amongst its members the sixth largest bank and the second largest property insurer in the country. In Central Europe, Basler Lebensversicherung awarded FJA a major commission for the licensing and implementation of the thin-client version of FJA Life Factory® in Switzerland. In Austria, BAWAG-Versicherung opted for FJA's standard software.

DIVIDEND AND EVENTS OF PARTICULAR IMPORTANCE

As in previous years, FJA enlisted its shareholders in the company's success by paying a dividend in the 2001 fiscal year. In accordance with the resolution of the AGM on 11 July 2002, all shareholders were paid a dividend of 0.60 Euro per share. This is a 50 percent increase compared with the previous year.

Following the successful integration of FJA Innosoft GmbH into FJA Feilmeier & Junker GmbH, both companies were definitively merged with retroactive effect to 1 January 2002 after the entry in the Commercial Register on 27 September 2002. The entire business of FJA Innosoft, including all employees, has thus passed over to FJA Feilmeier & Junker GmbH, in order to streamline structures within the Group and reduce costs.

In December, because of the re-segmentation of the share indices by the Deutsche Börse, FJA applied for and was granted admission to the Prime Standard, which means FJA AG is quoted in the Prime Standard with effect from 1 January 2003.

There were no events of particular importance after the end of the fiscal year.

RISKS

In the last two years, FJA has benefited greatly from the special economic situation brought about by the pension reform in the area of private and company pension provision. In light of demographic developments in Germany and Central Europe, we can assume that this area will continue to grow in the long term and new products will arrive on the scene, requiring additional software solutions.

FJA's business model and the nature of its relationships with customers, allied with the time-critical implementation of projects, have resulted in a further increase in Receivables on the balance sheet this year. Finished goods and services and work in progress are reported as revenues in accordance with IAS 11 (percentage-of-completion method) and stated under unbilled receivables. In the past, the debt loss ratio at FJA was insignificant, at less than one in a thousand. Moreover, all investments are safeguarded by the company's high capitalisation. Although we do not believe there is an increased risk in this area, FJA is nevertheless striving to reduce its receivables in the medium-term as a percentage of reported revenues.

Generally, the ever more rapid innovation cycles in information technology and the constant changes in the financial services industry carry the risk of failing to identify new trends early enough, or interpreting them incorrectly. FJA counters this risk through close cooperation and coordination with its customers, who are traditionally seen as partners of the company. Another safeguard is provided by careful observation of markets and heavy involvement in pivotal industry committees. Also, since October 2002 the company has been assisted by a Chief Scientific Advisor, who helps FJA to identify and implement new product trends. This secures the company's innovative capacity and the leading position of FJA products for the future.

Despite the generally more relaxed situation on the labour market, there is still intense competition for the qualified staff who fulfil FJA's special requirements in terms of IT and insurance expertise. The company cannot completely evade the cost risk associated with this, but it does strive to reduce its dependency on the labour market by offering existing FJA employees internal opportunities to develop and obtain further qualifications and educating more skilled employees itself.

OUTLOOK

Despite the difficult economic situation in Germany and the muted forecasts for the economy as a whole, and the software industry in particular, we are confident about the future. So, as things currently stand, we assume that FJA will again achieve stronger growth than the market as a whole in the 2003 fiscal year and will increase its net income by 10 percent.

Our strategy for the next few years is firstly to further develop and supplement our standard software for life and health insurance and secondly, to further consolidate our leading position in the growth segment of private and company pension provision. Thirdly, we want to increase the pace of our international expansion and at the same time, continue to expand business segments such as portal solutions, migration and software testing.

We laid some important foundation stones in the area of standard software in 2002. By switching FJA Life Factory® to thin-client technology and acquiring a stake in Insiders Technologies GmbH, we are helping our existing and potential new customers to cope with the so-called "1-percent-challenge" to the insurance industry, whereby in future, companies will have to dramatically reduce their administration costs in order to remain competitive.

The thin-client technology employed in our latest release of FJA Life Factory® enables us to offer our customers the option of involving their end customers in the processing of more simple business transactions via the Internet, in a similar way to online banking. At the same time, this optimizes internal processes and reduces costs.

We can offer our customers additional savings potential with our sales force and portal solutions, as well as with smartFIX, a software developed by Insiders Technologies for knowledge-based data capture. We see this as another important foundation on which we can build efficient solutions for our customers, to enable them to cope with the upcoming challenges in the insurance industry.



Another challenge facing the industry is the health reform announced for the first half of the year. The announced hike in the contributions made by policyholders to statutory health insurance and the urgent need to reduce costs and improve efficiency will create much greater demand for new software solutions that can depict the modified business processes and that offer the necessary savings potential. With Health Factory®, FJA is in an excellent position to cover this market.

We also believe the market for our migration solutions will grow, as the increasing consolidation in the insurance industry will require more and more companies to combine their insurance portfolio.

The above Management Report applies to both FJA AG and the FJA Group.

Munich, 6 March 2003

FILE NO. 82-5077

PROFIT AND LOSS ACCOUNT

CONSOLIDATED PROFIT AND LOSS ACCOUNT (IAS) FOR FISCAL YEARS 1 JANUARY TO 31 DECEMBER 2002 AND 2001

		1/1 - 31/12/2002	1/1 - 31/12/2001
		EURO	EURO
Revenues		130,212,415	94,940,781
Changes in inventories of finished goods and work in progress		0	17,003,856
Total output		**130,212,415**	**111,944,637**
Cost of purchased services and materials		-5,680,619	-9,943,233
Personnel expenses	VII.26[1]	-66,668,562	-56,230,505
Other operating income	VII.1	1,608,311	3,305,588
Other operating expense	VII.2	-28,097,896	-23,846,176
Depreciation/amortization of intangible fixed assets and property, plant and equipment	VII.3	-5,892,576	-4,674,774
Operating income		**25,481,073**	**20,555,537**
Interest income/expenditure		2,010,869	1,748,969
Income/expense from participations	VII.4	4,655	27,065
Income/expense from associated companies	VII.5	-149,214	0
Foreign currency exchange gains/losses		-459,400	-115,302
Result before income taxes		**26,887,983**	**22,216,269**
Income tax	VII.6	-10,385,138	-8,581,843
Result before minority interest		**16,502,845**	**13,634,426**
Minority interest	VII.22	-15,552	-18,554
Net income		**16,487,293**	**13,615,872**
Earnings per share (basic)	VII.7	2.16	1.78
Earnings per share (diluted)	VII.7	2.16	1.78
Weighted average shares outstanding (basic)		7,650,000	7,650,000
Weighted average shares outstanding (diluted)		7,650,000	7,655,926

1) Further details in the following notes

BALANCE SHEET

CONSOLIDATED BALANCE SHEET (IAS) FOR FISCAL YEARS AS OF 31 DEZEMBER 2002 AND 2001

ASSETS

			31/12/2002		31/12/2001
			EURO		EURO
Current assets					
Cash and cash equivalents			8,448,997		7,729,585
Marketable securities	VII.9[1]		25,651,903		35,232,241
Trade accounts receivable	VII.10		70,780,209		26,135,266
billed receivables		16,585,741		26,135,266	
unbilled receivables		54,194,468		0	
Inventories*	VII.11		0		22,383,581
Prepaid expenses and other current assets	VII.12		5,889,528		3,903,307
Total current assets			**110,770,637**		**95,383,980**
Fixed assets					
Property, plant and equipment	VII.13		13,071,437		12,382,050
Intangible assets	VII.14		0		0
Associated companies	VII.15		725,786		0
Financial assets	VII.16		53,810		49,567
Goodwill	VII.14		3,543,571		4,126,479
Deferred tax assets	VII.6		0		270,000
Other assets			345,657		315,959
Total fixed assets			17,740,261		17,144,055
Total assets			**128,510,898**		**112,528,035**

1) Further details in the following notes

* From 2002 inventories are shown under unbilled receivables

CONSOLIDATED BALANCE SHEET (IAS) FOR FISCAL YEARS AS OF 31 DEZEMBER 2002 AND 2001

LIABILITIES AND SHAREHOLDERS' EQUITY

		31/12/2002	31/12/2001
		EURO	EURO
Current liabilities			
Short-term debt and current portion of long-term debt	VII.17[1]	451,641	451,641
Trade accounts payable	VII.18	2,033,775	1,792,767
Accruals	VII.19	6,618,571	8,282,260
Income tax payable	VII.6	643,887	5,611,720
Other current liabilities	VII.20	11,745,227	4,013,732
Total current liabilities		**21,493,101**	**20,152,120**
Long-term liabilities			
Long-term debt	VII.17	451,641	903,282
Deferred taxes	VII.6	4,111,441	626,318
Pension provision	VII.21	1,153,469	1,043,905
Minority interest	VII.22	68,928	66,127
Total long-term liabilities		**5,785,479**	**2,639,632**
Shareholders' equity			
Share capital of FJA AG	VII.23	7,650,000	7,650,000
Capital reserves of FJA AG	VII.23	53,945,589	53,945,589
Consolidated revenue reserves		49,555	59,096
Consolidated profit		40,146,427	28,250,048
Accumulated other overall result	VII.25	-559,253	-168,450
Shareholders' equity		**101,232,318**	**89,736,283**
Total liabilities and shareholders' equity		**128,510,898**	**112,528,035**

1) Further details in the following notes

CASH FLOW STATEMENT

FILE NO.
82-5077

CONSOLIDATED CASH FLOW STATEMENT (IAS) FOR FISCAL YEARS
1 JANUARY TO 31 DEZEMBER 2002 AND 2001

	2002	2001
	EURO	EURO
Profit after income tax	16,487,293	13,615,872
Income tax	10,385,138	8,581,843
Profit before income tax	**26,872,431**	**22,197,715**
Adjustments:		
Depreciation of fixed assets	5,892,573	4,674,773
Loss from the disposal of financial assets	0	1,533,875
Changes in associated companies based on the equity method	149,214	0
Changes in financial assets based on the equity method	-4,243	-27,065
Increase in pension provision	109,564	94,543
Interest income	-2,116,534	-1,862,348
Interest expenditure	105,665	113,379
Changes in:		
Inventories	22,383,581	-16,986,371
Trade accounts receivable	-44,644,943	-663,086
Other assets and deferred items	-2,015,919	-570,898
Other accruals	-1,663,689	-1,888,340
Trade accounts payable	241,008	1,406,655
Other liabilities and deferred liabilities	7,731,495	55,644
Income tax paid	-11,205,478	-4,564,698
Cash Flow from operating activities	**1,834,725**	**3,513,778**

Table continued on opposite page

Table (continued)

	2002	2001
	EURO	EURO
Cash flow from investing activities		
Acquisition/disposal of marketable securities	8,557,003	1,454,821
Cash outflow due to acquisition of OdaTeam	0	-467,634
Investments in financial assets	-875,000	-3,000
Cash inflow due to disposal of financial assets	0	511,293
Investments in property, plant and equipment	-6,292,106	-10,218,061
Cash inflow due to disposal of property, plant and equipment	151,578	330,561
Cash flow from investing activities	**1,541,475**	**-8,392,020**
Cash flow from financing activities		
Repayment/borrowing of short-term financial debts	-451,641	-451,641
Dividend payouts	-4,590,000	-3,072,240
Dividend payouts to minority interest	-10,891	0
Interest received	2,116,534	1,362,348
Interest paid	-105,665	-113,379
Cash flow from financing activities	**-3,041,663**	**-2,274,912**
Exchange-rate related changes for cash flow	384,875	173,009
Change in cash and cash equivalents	**719,412**	**-6,980,145**
Cash and cash equivalents at beginning of period	7,729,585	14,709,730
Cash and cash equivalents at end of period	8,448,997	7,729,585

EQUITY CAPITAL

CHANGES IN EQUITY CAPITAL (IAS) FOR FISCAL YEARS
1 JANUARY TO 31 DEZEMBER 2001 AND 2002

	Share capital	Capital reserves	Consolidated revenue reserves	Consolidated profit	Accumulated other overall result	Equity capital
	EURO	EURO	EURO	EURO	EURO	EURO
Position 1 January 2001	**7,650,000**	**53,945,589**	**54,022**	**17,706,416**	**25,460**	**79,381,487**
Capital increase						0
Dividend				-3,072,240		-3,072,240
Net income				13,615.872		13,615,872
Other			5,074			5,074
Evaluation of marketable securities					-336,728	-336,728
Difference due to currency conversion					142,818	142,818
Position 31 December 2001	**7,650,000**	**53,945,589**	**59,096**	**28,250,048**	**-168,450**	**89,736,283**
Capital increase						0
Purchase of own shares						0
Dividend				-4,590,000		-4,590,000
Net income				16,487,293		16,487,293
Other			-10,455			-10,455
Appropriation to revenue reserves			914	-914		0
Evaluation of marketable securities					-630,965	-630,965
Difference due to currency conversion					240,162	240,162
Position 31 December 2002	**7,650,000**	**53,945,589**	**49,555**	**40,146,427**	**-559,253**	**101,232,318**

NOTES

I. ACCOUNTING POLICIES

The consolidated financial statements for 2001 and 2002 were prepared in accordance with the International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) as applicable at the balance sheet date, 31 December 2002.

The requirements for exemption from preparing consolidated financial statements in accordance with German accounting regulations pursuant to § 292 a of the German Commercial Code (HGB) are fulfilled. Therefore, this report has been supplemented with the information necessary for exemption from the obligation to produce consolidated financial statements and a consolidated management report under German law.

The companies included in the scope of consolidation applied uniform accounting and valuation methods.

The reporting currency used for 2002 is the Euro (€) and (in the English version) the English method of writing figures has been applied.

II. CHANGES IN ACCOUNTING AND REPORTING PRINCIPLES

From the fiscal year 2002, some work in progress is valued at marketable value in accordance with IAS 11. In the previous year, such contracts were valued at cost of production. If this work in progress had been valued at marketable value in the previous year, the net income for the year would have been around 725,000 Euro higher.

From 2002 inventories are shown under trade accounts receivable as unbilled receivables and some provisions and accruals are shown under other current liabilities in accordance with IAS.

III. PRINCIPLES OF CONSOLIDATION

1. Subsidiaries

Subsidiaries in which FJA AG holds the majority of voting rights, either directly or indirectly, are fully consolidated.

Thus, at the respective balance sheet dates, the following companies were fully consolidated:

◦ FJA AG, Munich	(FJA AG)
◦ FJA Feilmeier & Junker GmbH, Munich	(FJA Germany)
◦ FJA Innosoft GmbH, Munich*	(FJA Innosoft)
◦ FJA Feilmeier & Junker AG, Zurich, Switzerland	(FJA Switzerland)
◦ FJA Feilmeier & Junker GesmbH, Vienna, Austria	(FJA Austria)
◦ FJA-US Inc., New York, U.S.A.	(FJA-US)
◦ FJA Akademie GmbH, Munich	(FJA Akademie)
◦ FJA OdaTeam d.o.o., Maribor, Slovenia	(FJA OdaTeam)
◦ FJA bAV Service GmbH, Munich	(FJA Service)

* FJA Innosoft was merged into FJA Germany with effect from 1 January 2002.

All the above companies, with the exception of FJA OdaTeam and FJA Service, are wholly owned, either directly or indirectly, by FJA AG. 80% of the shares of FJA OdaTeam and FJA Service are held directly by FJA AG. The subsidiaries' result for 2002 and shareholders' equity at 31 December 2002 in accordance with the respective national reporting and valuation principles are as follows:

	Shareholders' equity at 31/12/2002	Result 2002
	,000 EURO	,000 EURO
FJA Germany	20,861	8,091
FJA Switzerland	7,867	1,543
FJA Austria	3,113	940
FJA-US	-5,582	-2,624
FJA Akademie	15	11
FJA OdaTeam	185	40
FJA Service	157	38

2. Associated companies

In the consolidated financial statements, associated companies in which FJA AG directly or indirectly holds between 20% and 50% of the voting rights are valued in accordance with the equity method.

As at 31 December 2002 the following company was valued using the equity method:

INSIDERS Technologies GmbH, Kaiserslautern (INSIDERS)

FJA AG acquired 35% of the share capital of INSIDERS with effect from 1 July 2002.

The result for 2002 and the shareholders' equity as at 31 December 2002 of INSIDERS are as follows:

	Shareholders' equity at 31/12/2002	Result 2002
	,000 EURO	,000 EURO
INSIDERS	1,007	-356

3. Consolidation methods

The consolidated financial statements are based on the individual financial statements of FJA AG and the subsidiaries and associated companies included within the scope of consolidation, which have been audited by independent auditors.

Intercompany transactions are eliminated for consolidation purposes.

Capital is consolidated by the benchmark method of IAS 22. The acquisition costs of acquired shares are offset against the current market value of the subsidiary's proportionate shareholders' equity at the time of acquisition.

In accordance with the transitional rules of IAS 22, for companies acquired prior to January 1, 1995 FJA AG continued to offset the goodwill on capital consolidation against provisions. This affects the goodwill of FJA Germany and FJA Switzerland.

In accordance with IAS 22, for companies acquired after January 1, 1995 the goodwill is capitalized and amortized by the straight-line method over ten years. This affects the goodwill of FJA Innosoft, FJA-US and FJA OdaTeam.

FJA Austria was established in 1996 with a share capital of ATS 1,000,000.00. FJA Akademie was formed in 2000 with a share capital of 25,000.00 Euro. FJA Service was acquired in 2001 at book value and no goodwill arose.

Associated companies are valued using the equity method. The equity method is an accounting method where the shares in a company are initially recorded at cost of acquisition and are subsequently adjusted to recognise the shareholder's proportionate share of the changing net assets of the associated company. The profit and loss account shows the shareholders' proportionate share of the results of the associated company. At the time of acquisition of INSIDERS in 2002 the goodwill amounted to 398,000 Euro, which is being amortised over ten years.

IV. PRINCIPLES AND EFFECTS OF CURRENCY CONVERSION

Foreign financial statements were converted to Euro as stipulated in IAS 21, according to the "functional currency" concept. The functional currency is, as a rule, the national currency.

Items on the balance sheet were converted at the middle rates on the balance sheet date. Items on the profit and loss account were valued at their annual average rates. Differences due to the conversion of net assets at rates different to the previous year are not reported in the profit and loss account.

	Middle rate on balance sheet date		Annual average rate	
	31/12/2002	31/12/2001	2002	2001
	EURO	EURO	EURO	EURO
1 USD	0.9539	1.1287	1.0572	1.1155
1 SFR	0.6875	0.6747	0.6817	0.6618
1000 SIT	4.2758	4.4687	4.3516	4.5648

In the individual financial statements, receivables and cash in hand and at banks in foreign currencies are converted to the functional currency pursuant to IAS 21 at the buying rate, and foreign currency liabilities at the selling rate on the balance sheet date.

V. REPORTING AND VALUATION PRINCIPLES

Intangible assets acquired for a consideration are stated at historical cost and amortized by the straight-line method over their probable useful life or at the most, until the right expires.

Research expenses are booked pursuant to IAS 38 as current expenditure. **Development expenses** in the group, incurred as a result of activities of FJA employees, are treated in the same way because the requirements of IAS 38 for capitalization are not completely fulfilled.

Property, plant and equipment are carried at historical cost or cost of production and subject to scheduled straight-line depreciation over their probable useful life. Repair costs are booked as current expenditure.

The most commonly assumed useful lives for the purposes of scheduled depreciation on property, plant and equipment are as follows:

	Useful life in years
Hardware	3-4
Software	3
Vehicles	5
Third-party buildings	5 or 10
Other office and plant equipment	10

Financial assets comprise at 31 December 2002 a subsidiary or affiliate reported at equity in accordance with IAS 31 and a participation reported in accordance with IAS 39 at market price. Income and expense from subsidiaries and affiliates are shown under income or expense from participations.

Associated companies *are reported using the equity method. The equity method* is an accounting method where the shares in a company are initially recorded at historical cost and are subsequently adjusted to recognise the shareholder's proportionate share of the changing net assets of the associated company. The profit and loss account shows the shareholder's proportionate share of the associated company's result.

Depending on the nature of the underlying projects, **unbilled receivables** are valued by the percentage-of-completion method resp. in accordance with IAS 11 at marketable values. If necessary, they are valued at the lower realizable values on the balance sheet date.

Trade accounts receivable and other receivables as well as deferred items are stated at nominal value. Identifiable risks are taken into account by means of appropriate value adjustments.

Marketable securities are valued according to IAS 39 at market price on the balance sheet date. The difference between market value and historical costs less any deferred taxes is not reported in the profit and loss account.

Cash and cash equivalents comprises cash and balances at banks that had a remaining term of three months or less at the time they were procured or invested.

Provisions for pensions and similar commitments are calculated according to IAS 19 using the Projected Unit Credit method. The difference between the projected unit credit and provisions, which has not yet been charged as an expense and which arises from the actuarial calculation of losses in connection with changes in accounting assumptions, is amortized over the average remaining period of service of the beneficiaries, if it exceeds the corridor of 10% of the projected unit credit.

The **other accruals** take account, in accordance with IAS 37, of all identifiable risks and contingent liabilities in the amount in which they are likely to occur. Accruals are discounted if the interest rate effect is material.

In accordance with IAS 12 **tax provisions and deferrals** are calculated on various asset and liability statements in the balance sheets for IAS and tax purposes, on consolidation procedures and on realizable tax loss carryforwards. Deferred tax assets are only stated if the associated tax credits are likely to be obtained.

Trade accounts payable and **other liabilities** are stated at their repayment amount.

Revenues are booked at the time the services are rendered.

Costs of **corporate and product advertising** are recorded as current expenditure.

Interest and other expenses on borrowings are booked as current expenditure.

Preparing the consolidated financial statements in accordance with generally accepted accounting principles requires that **assumptions** or **estimates** be made by the Executive Board that have an impact on the income, expenses, assets, liabilities and contingent liabilities on the balance sheet date which are stated in the financial statements. The actual figures may deviate from these estimates, which are calculated to the best of the company's knowledge.

Important differences between the German Commercial Code (HGB) and IAS

These consolidated financial statements were prepared in accordance with the International Accounting Standards (IAS) of the International Accounting Standards Board (IASB). IAS differ in a number of aspects from the German principles set forth in the Commercial Code (HGB). The differences between reporting according to IAS and HGB that have a bearing on the consolidated financial statements are detailed below:

Unrealized decreases and gains in value of securities
According to IAS, unrealised changes in the value of securities pending sale can be stated under shareholders' equity, with no impact on the profit and loss account.

Under the HGB, marketable securities are subject to the strict lower of cost and market principle. Accordingly, unrealised decreases in value must be recorded in the profit and loss account, while gains may not be booked until they are realized.

Unbilled receivables

According to IAS, provided certain conditions are met, contracts are valued by the percentage-of-completion method.

Under the HGB, they are valued at historical cost or cost of production.

Property, plant and equipment

According to IAS, scheduled depreciation must reflect wear and tear. Intangible and tangible fixed assets acquired that have an estimated useful life extending beyond a single financial year are depreciated over their estimated useful life. Special depreciation purely for tax purposes is not, in principle, permitted under IAS. Often, when calculating depreciation on property, plant and equipment, companies who prepare their financial statements to HGB standards will take the underlying depreciation principles permitted for tax purposes as a basis. Both straight-line and reducing balance depreciation methods are permissible.

Deferred taxes

The IAS require deferred tax assets to be capitalized, regardless of their origin, and deferred tax liabilities to be accrued. Deferred tax assets are reviewed to establish the likelihood of their being realized and, if necessary, are devalued accordingly.

According to German principles, deferred tax assets based on a tax-loss carry-forward are not reported. Only deferred tax assets resulting from valuation differences between commercial and fiscal rules may be stated. A provision must be formed for deferred tax liabilities.

Pension provisions

Pursuant to IAS 19, pension accruals are calculated by the Projected Unit Credit method. The difference between the projected unit credit and provisions, which has not yet been charged as an expense and which arises from the actuarial calculation of losses in connection with changes in accounting assumptions, is amortized over the average remaining period of service of the beneficiaries, if it exceeds the corridor of 10% of the projected unit credit.

Under the HGB **pension provisions** are reported at their current value pursuant to § 6 a Income Tax Law (EStG), applying Dr. K. Heubeck's 1998 mortality tables (interest rate 6%).

Foreign currency conversion

According to IAS, receivables and liabilities in foreign currencies must be converted at the rate prevailing on the balance sheet date. Unrealized gains and losses must be taken to the profit and loss account.

According to German principles, gains must only be taken into account if they have been realized on the cut-off date.

Important differences between US-GAAP and IAS

US GAAP and the HGB do not differ greatly in terms of realisation of revenues. According to IAS accounting, the corresponding revenue share for customer projects is shown using the percentage-of-completion method, meaning that the US company shows a positive result of 44,000 Euro.

VI. SEGMENT REPORT

The segments have been presented by geographical breakdown, based on the head office of the respective group company, because opportunities and risks have a distinctly regional character.

We have not broken down the segments in any greater detail. On the one hand, the individual fields of activity overlap and cannot be clearly delimited. On the other hand, given our relatively small customer circle, we might run the risk of making our customer relationships transparent, thereby damaging our competitive position.

Revenues/Total output can be broken down as follows:

	2002	2001
	,000 EURO	,000 EURO
Federal Republic of Germany	117,475	98,936
Austria	1,300	2,713
Switzerland	6,561	8,136
United States of America	4,505	1,914
Slovenia	371	246
	130,212	**111,945**

Total assets are broken down as follows:

	2002	2001
	,000 EURO	,000 EURO
Federal Republic of Germany	119,474	106,816
Austria	1,371	1,455
Switzerland	3,287	2,831
United States of America	4,072	1,120
Slovenia	307	306
	128,511	**112,528**

Total depreciation and amortization is broken down as follows:

	2002	2001
	,000 EURO	,000 EURO
Federal Republic of Germany	4,780	3,591
Austria	113	97
Switzerland	199	229
United States of America	161	145
Slovenia	57	42
	5,310	**4,104**
Goodwill	582	571
	5,892	**4,675**

Additions to property, plant and equipment are broken down as follows:

	2002	2001
	,000 EURO	,000 EURO
Federal Republic of Germany	6,690	8,711
Austria	20	248
Switzerland	89	110
United States of America	15	1,083
Slovenia	57	66
	6,871	**10,218**

Total borrowings less tax provisions and provisions for deferred taxes are broken down as follows:

	2002	2001
	,000 EURO	,000 EURO
Federal Republic of Germany	20,184	14,169
Austria	446	567
Switzerland	1,235	1,162
United States of America	514	552
Slovenia	145	105
	22,524	**16,555**

VII. NOTES ON INDIVIDUAL ITEMS

1. Other operating income

	2002	2001
	,000 EURO	,000 EURO
Transfer of vehicles	354	270
Insurance compensation	227	21
Income from the release of provisions	190	2,765
Gains on the disposal of fixed assets	63	43
Income from the write-back of individual value adjustments	17	44
Other	757	163
	1,608	**3,306**

2. Other operating expense

	2002	2001
	,000 EURO	,000 EURO
Low-value assets	939	633
Office supplies	166	169
Consulting, accountancy and Supervisory Board	1,815	1,140
Advanced vocational training	566	726
Personnel recruitment	1,556	2,088
Premises expense	9,935	7,290
Advertising expense	1,037	1,328
Travel expense	3,491	3,362
Vehicle expense	572	483
Communication expense	859	1,075
Literature	102	110
IT expense	1,146	1,263
Loss on the disposal of investments	0	1,534
Other taxes	30	7
Other	5,884	2,638
	28,098	**23,846**

3. Depreciation and amortization

	2002	2001
	,000 EURO	,000 EURO
Amortization of Goodwill (Note 14)	582	571
Depreciation of property, plant and equipment (Note 13)	5,310	4,104
	5,892	**4,675**

4. Income from participations

The income from participations relates to the valuation of subsidiaries and affiliates by the equity method.

5. Expense in respect of associated companies

The expense in respect of associated companies relates to the valuation of INSIDERS using the equity method and is comprised as follows:

	2002
	,000 EURO
Share in the loss for the year	125
Amortization of goodwill	24
	149

6. Income tax

The calculation of income tax according to IAS 12 comprises the calculation of tax provisions on various statements of assets and liabilities in the balance sheets for IAS and tax purposes, on consolidation procedures and on realizable tax loss carryforwards. Deferred tax assets are discounted if it is not thought likely that the anticipated tax benefit will be realized.

Earnings before income tax can be broken down as follows:

	2002	2001
	,000 EURO	,000 EURO
Germany	21,753	19,721
Other countries	5,135	2,495
	26,888	**22,216**

The tax expense consists of the following components:

	2002	2001
	,000 EURO	,000 EURO
Current income tax expense		
Germany	5,233	6,723
Other countries	1,004	1,398
Total current income tax	**6,237**	**8,121**
Deferred taxes	4,148	461
	10,385	**8,582**

Derivation of disclosed income taxes:

	2002		2001	
	,000 EURO	%	,000 EURO	%
Profit before income tax	26,888	100	22,216	100
Trade tax on profit in Germany	-2,882	-11	-3,661	-16
Profit after German income tax	**24,006**	**89**	**18,555**	**84**
Calculated corporation tax[1]	-6,002	-22	-4,639	-21
Tax relief in connection with dividend payouts in Germany	758	3	803	4
Solidarity surcharge on German corporation tax	-288	-1	-211	-1
Adjustments	-1,983	-7	-874	-4
Trade tax on profit in Germany	-2,870	-11	-3,661	-16
	-10,385	**-39**	**-8,582**	**-38**

1) Calculation at the corporation tax rate applicable in the Federal Republic of Germany of 25% in 2002 and 2001.

The adjustments are attributable to deferred taxes, the different tax rates applied to German and foreign companies and taking account of the necessary additions and deductions in order to calculate taxable income in Germany.

The tax provisions and deferrals pertain to the following balance sheet items:

	31/12/2002			31/12/2001		
	,000 EURO	,000 EURO	,000 EURO	,000 EURO	,000 EURO	,000 EURO
	asset[1]	liability[1]	accumulated other overall result	asset[1]	liability[1]	accumulated other overall result
Tax loss carryforwards	0	0	0	270	0	0
Property, plant and equipment	0	564	0	0	524	0
Inventories	0	0	0	0	-3	0
Unbilled receivables		3,653				
Accounts receivable	0	140	0	0	223	0
Securities	0	0	687	0	0	295
Pension provisions	0	-125	0	0	-103	0
Other accruals	0	-121	0	0	-15	0
	0	**4,111**	**687**	**270**	**626**	**295**

1) Deferred tax assets and liabilities may only be offset in an individual company's balance sheet if the income tax is payable to the same tax authority.

The deferred tax liability is comprised as follows:

	2002	2001
	,000 EURO	,000 EURO
Tax deferrals on:		
Tax loss carryforwards	0	158
Other differences between the commercial and tax balance sheets	4,148	303
	4,148	**461**

7. Earnings per share

The basic earnings per share for the 2002 fiscal year are 2.16 Euro (2001: 1.78 Euro).

Basic earnings per share are calculated as follows: consolidated earnings are divided by the weighted number of shares outstanding. For the 2002 fiscal year the weighted number of shares outstanding is 7,650,000 (2001: 7,650,000).

The diluted earnings per share for fiscal year 2002 are 2.16 Euro (2001: 1.78 Euro).

Diluted earnings per share are calculated assuming that all outstanding option rights will be exercised, which means that the maximum dilution potential is shown. Since the price of the FJA share was below the exercise price on 31 December 2002, in accordance with IAS 33 the option rights did not, however, have a diluting effect in the 2002 fiscal year. For the 2001 fiscal year the weighted number of shares for the calculation of the diluted earnings was 7,655,926.

8. Dividend per share

The Executive Board and Supervisory Board will recommend to the AGM that a dividend of around 5,355,000 Euro be paid. This corresponds to a dividend of around 0.70 Euro per share, measured against the capital at its present level.

Under German commercial law, the parent company, FJA AG, may only make a payout to shareholders from its retained earnings, not from the consolidated earnings. As at 31 December 2001 the retained earnings of FJA AG stood at 10,658,000 Euro.

9. Marketable securities

	2002	2001
	,000 EURO	,000 EURO
Historical costs		
Position 01/01	35,864	37,327
Disposals	-9,244	-1,463
Position 31/12	**26,620**	**35,864**
Value adjustments		
Position 01/01	632	8
Additions	336	632
Disposals	0	-8
Position 31/12	**968**	**632**
Book value 31/12	**25,652**	**35,232**

Securities are valued at market price on the balance sheet date. The difference between market value and historical cost less any deferred taxes is not taken to the profit and loss account.

10. Trade accounts receivable

	31/12/2002	31/12/2001
	,000 EURO	,000 EURO
billed receivables	16,586	26,135
unbilled receivables	54,194	0
	70,780	**26,135**

From 2002 inventories are shown under trade accounts receivable as unbilled receivables.

Depending on the nature of the underlying projects, unbilled receivables are valued by the percentage-of-completion method resp. in accordance with IAS 11 at marketable values. If necessary, they are valued at the lower realizable values on the balance sheet date.

Trade accounts receivable are short term. The balance sheet values of trade accounts receivable are the same as market values.

11. Inventories

	31/12/2002	31/12/2001
	,000 EURO	,000 EURO
Semi-finished products	0	14,739
Finished products	0	7,645
	0	**22,384**

12. Prepaid expenses and other current assets

	31/12/2002	31/12/2001
	,000 EURO	,000 EURO
Corporation tax	2,575	2,082
Trade tax	1,796	471
Interest	0	500
Entitlement to refund of Swiss withholding tax	237	237
Suppliers with debit balances	153	44
Other	636	415
Other current assets	5,397	3,749
Prepaid expenses	493	154
	5,890	**3,903**

The "Other" line contains a large number of different items from the balance sheets of the companies within the scope of consolidation.

The prepaid expenses chiefly comprise the portions of insurance, rental and leases paid in the reporting year that only become an expense the following year.

13. Property, plant and equipment

	Buildings on third-party land	Hardware and software	Office and plant equipment	Assets under construction	Total
	,000 EURO	,000 EURO	,000 EURO	,000 EURO	,000 EURO
Historical costs					
Position 01/01/2002	4,612	13,631	5,005	578	23,826
Repostings	578	0	0	-578	0
Additions	555	4,160	1,578	0	6,293
Disposals	-2	-426	-295	0	-723
Differences due to currency conversion	-121	-30	-36	0	-187
Position 31/12/2002	**5,622**	**17,335**	**6,252**	**0**	**29,209**
Depreciation					
Position 01/01/2002	886	8,455	2,103	0	11,444
Additions	679	3,935	696	0	5,310
Disposals	-2	-411	-158	0	-571
Differences due to currency conversion	-15	-18	-12	0	-45
Position 01/01/2002	**1,548**	**11,961**	**2,629**	**0**	**16,138**
Book value 31/12/2001	3,726	5,176	2,902	578	12,382
Book value 31/12/2002	**4,074**	**5,374**	**3,623**	**0**	**13,071**

14. Intangible assets and goodwill

	Licences	Goodwill	Total
	,000 EURO	,000 EURO	,000 EURO
Historical costs			
Position 01/01/2002	205	5,758	5,963
Additions	0	0	0
Position 31/12/2002	**205**	**5,758**	**5,963**
Amortization			
Position 01/01/2002	205	1,632	1,837
Additions	0	582	582
Position 31/12/2002	**205**	**2,214**	**2,419**
Book value 31/12/2001	0	4,126	4,126
Book value 31/12/2002	**0**	**3,544**	**3,544**

15. Associated companies

The item shows the participation in INSIDERS and is comprised as follows:

	,000 EURO
Position 01/01/2002	0
Addition 2002	875
Share in loss for the year 2002	-125
Amortization of goodwill	-24
Position 31/12/2002	**726**

FJA AG has acquired a holding of 200,000 Euro in INSIDERS, representing 35% of the share capital. The purchase price was 875,000 Euro. The acquisition was made through a capital increase at INSIDERS.

FJA AG has call options vis-à-vis INSIDERS Wissenbasierte Systeme GmbH, Mainz to acquire further shares in INSIDERS in a nominal amount of either 50,000 Euro (call option 1) or 102,000 Euro (call option 2). FJA AG also has call options vis-à-vis another shareholder to acquire further shares in INSIDERS in a nominal amount of either 6,600 Euro (call option 1 G) or 13,000 Euro (call option 2 G). The respective purchase prices will be calculated using a formula specified in the agreement.

FJA AG can exercise the call options at the earliest two years after the aforementioned capital increase has been entered in the Commercial Register ("two-year period"), within three months after the expiry of the aforementioned two-year period.

16. Financial assets

	Participation Live Insurance Inc.	Participation in subsidiary/ affiliate	Other	Total
	,000 EURO	,000 EURO	,000 EURO	,000 EURO
Historical costs				
Position 01/01/2002	53	47	3	103
Additions	0	4	0	4
Disposals	0	0	0	0
Position 31/12/2002	**53**	**51**	**3**	**107**
Value adjustments				
Position 01/01/2002	53	0	0	53
Additions	0	0	0	0
Position 31/12/2002	**53**	**0**	**0**	**53**
Book value 31/12/2001	0	47	3	50
Book value 31/12/2002	**0**	**51**	**3**	**54**

FJA-US holds 2.5% of the share capital of Live Insurance Inc., New York, USA. On account of the company's financial position, the participation was written down in full in the fiscal year 2000. The market value of the participation cannot be calculated, as it is not quoted.

The participation in the subsidiary/affiliate relates to shares in a jointly controlled entity. The addition is attributable to the participation being valued by the equity method.

17. Financial debts

	31/12/2002	31/12/2001
	,000 EURO	,000 EURO
Amounts due to banks		
Remaining term		
Up to one year	452	452
1 - 5 years	452	903
More than 5 years	0	0
	904	**1,355**

The financial debts incorporate cash and loan payments due to third parties.

Financial debts by major individual components:

Nature	Loan currency	,000 EURO		Interest rate		Due
		2002	2001	2002	2001	
Bank loan	EURO	597	895	4.80	4.80	30/06/2004
Bank loan	EURO	307	460	4.80	4.80	30/06/2004
		904	**1,355**			

18. Trade accounts payable

Trade accounts payable have a remaining term of up to one year and are reported at market value. Trade accounts payable include liabilities vis-à-vis INSIDERS in an amount of 496,000 Euro.

19. Accruals

	31/12/2001	Reposting	Used	Released	Appro-priated	31/12/2002
	,000 EURO	,000 EURO	,000 EURO	,000 EURO	,000 EURO	,000 EURO
Warranties	1,139		0	32	63	1,170
Management bonus	2,428	2,428	0	0	0	0
Holiday	2,208	2,208	0	0	0	0
Expected purchase invoices	467	0	384	83	163	163
Provision for missing costs	688	0	688	0	4,410	4,410
Overtime	567	567	0	0	0	0
Audit and consultancy costs	274	0	261	13	446	446
Contributions to social insurance against occupational accidents	226	226	0	0	0	0
Supervisory Board remuneration	113	0	113	0	152	152
AGM costs	60	0	60	0	45	45
Other	112		50	62	233	233
	8,282	**5,429**	**1,556**	**190**	**5,512**	**6,619**

From 2002 some accruals are shown under other current liabilities, in accordance with IAS 37.

20. Other current liabilities

	31/12/2002	31/12/2001
	,000 EURO	,000 EURO
Tax liabilities	1,238	2,469
Social security liabilities	1,346	1,083
Holiday	2,277	0
Overtime	534	0
Management bonus	3,757	0
Contributions to social insurance against occupational accidents	267	0
Suppliers with debit balances	852	42
Other	1,194	111
Other liabilities	11,465	3,705
Deferred liabilities	280	309
	11,745	**4,014**

The "Other" line contains a large number of different items from the balance sheets of the companies within the scope of consolidation.

The other liabilities have a remaining term of up to one year.

21. Pension provisions

	31/12/2002	31/12/2001
	,000 EURO	,000 EURO
Pension commitments	1,153	1,044

There are individual performance-related employer's pension commitments.

Pursuant to IAS 19, commitments are calculated by the Projected Unit Credit Method, taking account of future increases in projected unit credits and pensions.

The adjusting amount not yet divided up between the projected unit credit and provisions is 90,000 Euro. This comprises the actuarial gains in connection with changes in accounting assumptions. If this amount exceeds the corridor of 10% of the projected unit credit, it is amortized over the average remaining period of service of the beneficiaries.

FILE NO.
82-5077

The calculations were performed on the basis of Dr. Klaus Heubeck's 1998 mortality tables and the following premises:

	2002	2001
	% p.a.	% p.a.
Basic interest rate	5.95	6.0
Salary trend	2.5	2.5
Pension increase (fixed EURO amounts)	4.5 every 3 years	5.0 every 3 years
Pension increase (official adjustments)	2.5	2.5

Fluctuation probabilities have not been taken into account.

The expense of performance-related pension schemes is broken down as follows:

	31/12/2002	31/12/2001
	,000 EURO	,000 EURO
Costs of services purchased in the fiscal year	50	44
Interest expense on the projected unit credit	59	53
Amortisation of adjusting amount	0	-2
Total expense	**109**	**95**

Development of pension provision:

	2002	2001
	,000 EURO	,000 EURO
Provisions at 01/01	1,044	949
Total expense	109	95
Used	0	0
Provisions at 31/12	**1,153**	**1,044**

The following table links the net projected unit credit with the pension provision and the adjusting amount:

	31/12/2002	31/12/2001
	,000 EURO	,000 EURO
Net projected unit credit	1,063	983
Adjusting amount	90	61
Accrual pursuant to IAS 19	**1,153**	**1,044**

22. Minority interest

	,000 EURO
Position 01/01/2002	66
Distribution	-11
Share in net income for 2002	16
Other	-2
Position 31/12/2002	**69**

23. Share capital and capital reserves

The share capital at 31 December 2002 was unchanged, at 7,650,000.00 Euro, divided into 7,650,000 bearer shares of no par value with a book share in the capital of 1.00 Euro each. Each share entitles the holder to one vote. No preference shares are issued.

The capital reserves at 31 December 2002 remain unchanged, at 53,945,589.00 Euro.

Between 27 September and 15 November 2002 FJA AG acquired 15,792 shares at a total price of 245,000 Euro and transferred them to 752 employees of affiliated companies as part of the transfer of shares in the company's assets to employees (§ 19 a of the Income Tax Act, EStG) at a total value of 113,000 Euro.

The following amounts of approved capital and authorised but unissued capital are registered in the Commercial Register:

Up to 18 July 2007, the Executive Board is authorised to increase the share capital of FJA AG, with the consent of the Supervisory Board, on one or more occasions by a total amount not exceeding 3,825,000 Euro against a cash or non-cash contribution; shareholders' preferential rights may be excluded (approved capital 2002/I).

The share capital has been conditionally increased by up to 180,000 Euro in order to fulfil the share option scheme 2000 (authorised but unissued capital 2000/I): on 5 July 2001 the AGM amended the relevant § 5, para. 6 of the Articles of Association.

24. Share option scheme

The Executive Board was authorized by resolution of the Extraordinary General Meeting on 17 January 2000 to issue a total of up to 180,000 option rights to subscribe to FJA AG shares of no par value, as part of a share option scheme. To honour the option rights, a qualified capital increase was performed in the nominal sum of up to 180,000.00 Euro.

In February 2000, 100,750 option rights were issued at an exercise price of 48.00 Euro. In 2002 a further 6,750 option rights were issued at an exercise price of 37.42 Euro, and a further 5,000 were cancelled due to employees leaving the company. The first exercise date is two years after issue. At the time of the first exercise opportunity, 33% of the awarded options may be exercised, after a further year 66% and two years after the first exercise opportunity, 100%. The option rights lapse after seven years.

The option rights may only be exercised if the FJA AG share price outperforms the Neuer Markt index "Nemax-All-Share-Kursindex-Xetra".

The AGM on 5 July 2001 set a new exercise price for the option rights not yet issued. The exercise price is the placement price for private investors, or the average closing price of the FJA share on the last five trading days prior to the issue of the option rights, if at the time the option rights are issued the latter is below the placement price for private investors.

25. Accumulated other overall result

The accumulated other overall result is comprised as follows:

	31/12/2002	31/12/2001
	,000 EURO	,000 EURO
Evaluation of securities	-967	-336
Currency differences	408	168
	-559	**-168**

26. Information on personnel

Average workforce over the year:

	2002	2001
Germany	732	613
Switzerland, Austria, Slovenia	104	96
United States of America	19	24
	855	**733**

Personnel expense:

	2002	2001
	,000 EURO	,000 EURO
Wages and salaries	57,205	48,707
Social security and other expenses	8,625	7,029
Personnel expense excluding pensions	65,830	55,736
Pensions	839	495
	66,669	**56,231**

Social security and other expenses essentially comprise the employer's social security contributions and contributions to social insurance against occupational accidents.

The **pension and other expenses** mainly comprise appropriations to the pension provision and to other old-age protection systems.

27. Other taxes

The other taxes are reported under other operating expenses.

28. Other financial debts

There are the following liabilities, which run until 2007 and relate to long-term leasing, rental and maintenance contracts:

	2002	2001
Year after issue	,000 EURO	,000 EURO
1st year	9,871	9,335
2nd year	8,202	7,833
3rd year	7,189	7,248
4th year	4,854	6,465
5th year	4,641	4,506
	34,757	**35,387**

The figures are nominal values.

29. Contingent liabilities

Three letters of comfort exist.

The subsidiary FJA-US has an assurance that it will be financially equipped to enable it to meet existing and future obligations in 2003. The risk can amount to 3.5 million Euro.

Two letters of comfort have been issued to third parties as performance guarantees for projects. The risk can amount to 1.3 million Euro.

30. Information on the Supervisory Board and Executive Board

The members of the Supervisory Board are:
Prof. Dr. Elmar Helten, Chairman, University Professor

Member of the Supervisory Boards of Delta Direkt Lebensversicherung AG, Munich, Lebensversicherung von 1871 AG, Munich, Trias Versicherungs AG, Munich, Berlinische Lebensversicherung AG, Wiesbaden, Europäische Reiseversicherung AG, Munich, BHW Holding AG, Berlin, and FidesSecur Versicherungsmakler GmbH, Munich

Mr. Thomas Nievergelt, lic. iur., Deputy Chairman, Lawyer and Notary, Head of the District Council of Samedan

Chairman of the Board of Directors of Academia Engiadina, Samedan, Member of the Board of Directors of Roland Berger AG, Zurich, and FJA Switzerland, Zurich,

Board Chairman of the Foundation of Planta, Samedan, and of Engadiner Lehrwerkstatt für Schreiner, Samedan

Prof. Dr. Helmut Köhler, University Professor

The members of the Executive Board are:

- Prof. Dr. Manfred Feilmeier, Munich, Chief Executive Officer
- Dipl. Inform. Rainer W.G. Herbers, Hürth-Stotzheim, Chief Operating Officer
- Dipl.-Wirtsch.-Ing. Michael Junker, Feldafing, Chief Research Officer
- Dr. Thomas Meindl, Penzberg, Chief Financial Officer
- Dr. Rolf Schwaneberg, Munich, Chief Human Resources Officer

The total drawings of Board members were:

2002: Supervisory Board 177,000 Euro and Executive Board 1,798,000 Euro

2001: Supervisory Board 122,000 Euro and Executive Board 1,672,000 Euro

Number of shares and options held by members of the Executive Board and Supervisory Board at 31 December 2002:

	Number of shares	Number of options
Executive Board		
Prof. Dr. Manfred Feilmeier	1,946,947	12,000
Michael Junker	1,946,947	12,000
Rainer W. G. Herbers	66,447	12,000
Dr. Thomas Meindl	28,506	12,000
Dr. Rolf Schwanenberg	0	12,000
Supervisory Board		
Prof. Dr. Elmar Helten	41,034	0
Prof. Dr. Helmut Köhler	1,285	0
Thomas Nievergelt	152	0

31. Declaration on future compliance with the German Corporate Governance Code

In December 2002 the Executive Board and Supervisory Board of FJA AG issued a declaration pursuant to § 161 of the German Stock Corporation Law (AktG) on future compliance with the German Corporate Governance Code by FJA AG; this was published on the Internet at www.fja.com/investor/index.htm.

AUDIT CERTIFICATE

Annual account auditor's audit certificate:

I have audited the consolidated annual report prepared by FJA AG, comprising balance sheet, profit and loss account, statement of changes in equity capital, cash flow statement and notes, for the fiscal year from 1 January 2002 to 31 December 2002. The preparation and contents of the consolidated annual report are the responsibility of the company's Executive Board. My task is to assess, on the basis of my audit, whether the consolidated annual report complies with International Accounting Standards (IAS).

I performed my audit in accordance with German audit regulations and observing the German principles of proper and correct auditing laid down by the IDW (German Institute of Auditors) as well as the International Standards on Auditing (ISA). Under these, audits must be planned and carried out in such a way that there is sufficient certainty that the consolidated annual report is free from material inaccuracies. Audit activities are planned in accordance with knowledge of the group's business activities and economic and legal environment as well as the anticipated margin of error. The audit includes an assessment of evidence for the details provided in the consolidated annual report, on the basis of random samples. The audit encompasses an assessment of the accounting principles used and of the material estimates made by the statutory representatives, as well as an assessment of the overall presentation of the annual report. I believe that my audit forms a sufficiently reliable basis for my opinion.

In my view, the consolidated annual report, in compliance with the IAS, gives a true and fair picture of the assets, finances and income of the group and of the payment flows during the fiscal year.

FILE NO.
82-5077

My audit, which also included the group management report prepared by the Executive Board for the fiscal year from 1 January 2002 to 31 December 2002, did not give rise to any objections. In my view, the group management report, together with the other information in the consolidated annual report, on the whole provides a true and fair view of the group's position and accurately portrays the risks inherent in future developments.

I further confirm that the consolidated annual report and group management report for the fiscal year 1 January 2002 to 31 December 2002 fulfil the requirements for the company's exemption from the requirement to prepare a consolidated annual report and group management report under German law.

Munich, 10 March 2003



Dipl.-Kfm. Jürgen Risse
Certified public accountant

IMPRINT

Concept:
Bertsch & Bertsch GmbH, Frankfurt am Main

Photos:
Stephan Sahm, Munich

Print:
Mediahaus Biering, Grafischer Betrieb GmbH, Munich

ADDRESS

FJA AG
Leonhard-Moll-Bogen 10
D-81373 Munich
Phone: +49 (89) 7 69 01 - 0
Fax: +49 (89) 7 69 88 13

www.fja.com

FILE NO.
82-5077

CONTACTS

Investor Relations
Phone: +49 (89) 7 69 01 - 144
email: investor.relations@fja.com

Human Resources
Phone: +49 (800) Jobs FJA (+49 (800) 5 62 73 52)
email: jobs@fja.com

Marketing
Phone: +49 (89) 7 69 01 - 132
email: marketing@fja.com

Public Relations
Phone: +49 (89) 7 69 01 - 517
email: presse@fja.com

LOCATIONS

FJA AG
FJA Feilmeier & Junker GmbH
Leonhard-Moll-Bogen 10
D-81373 Munich
Phone: +49 (89) 7 69 01-0
Fax: +49 (89) 7 69 88 13

FJA Feilmeier & Junker GmbH
Elsenheimerstraße 65
D-80687 Munich
Phone: +49 (89) 7 69 01-0
Fax: +49 (89) 7 69 88 13

FJA Feilmeier & Junker GmbH
Kurfürstendamm 21
D-10719 Berlin
Phone: +49 (30) 88 77 13-00
Fax: +49 (30) 88 77 13-13

FJA Feilmeier & Junker GmbH
Süderstraße 77
D-20097 Hamburg
Phone: +49 (40) 23 60 05-0
Fax: +49 (40) 23 45 18

FJA Feilmeier & Junker GmbH
Wilhelmsplatz 11
D-70182 Stuttgart
Phone: +49 (711) 24 89 61-0
Fax: +49 (711) 2 36 58 84

FJA Feilmeier & Junker GmbH
Sachsenring 83
D-50677 Cologne
Phone: +49 (221) 33 80-0
Fax: +49 (221) 9 32 17 30

FJA Akademie GmbH
Elsenheimerstraße 48
D-80687 Munich
Phone: +49 (89) 5 78 79-0
Fax: +49 (89) 5 78 79-599

FJA bAV Service GmbH
Leonhard-Moll-Bogen 10
D-81373 Munich
Phone: +49 (89) 7 69 01-0
Fax: +49 (89) 7 69 88 13

FJA Feilmeier & Junker AG
Zollikerstraße 183
CH-8008 Zurich
Phone: +41 (1) 38 91-800
Fax: +41 (1) 3 83 49 12

FJA Feilmeier & Junker Ges.m.b.H.
Operngasse 21/6
A-1040 Vienna
Phone: +43 (1) 5 80 70-0
Fax: +43 (1) 5 13 30 41

FJA-US, Inc.
512 Seventh Avenue
15th Floor
USA-New York, N.Y. 10018
Phone: +1 (212) 840 26 18
Fax: +1 (212) 840 26 93

FJA OdaTeam d.o.o.
Ptujska cesta 184
SL-2000 Maribor
Phone: +386 (2) 4 60 22 00
Fax: +386 (2) 4 60 22 20

FILE NO.
82-5077

CONSOLIDATED COMPANIES LOCATIONS >>

FJA AG

Company	Locations
FJA Feilmeier & Junker GmbH (Germany)	Munich Berlin Hamburg Cologne Stuttgart
FJA Akademie GmbH (Germany)	Munich
FJA bAV Service GmbH (Germany) 80 %	Munich
FJA Feilmeier & Junker AG (Switzerland)	Zurich
FJA Feilmeier & Junker Ges.m.b.H. (Austria)	Vienna
FJA-US, Inc. (U.S.A.)	New York
FJA OdaTeam d.o.o. (Slovenia) 80 %	Maribor



GESCHÄFTSBERICHT | 2002
DER FJA AG

INHALTSVERZEICHNIS

<<

INHALTSVERZEICHNIS

FJA KENNZAHLEN

KENNZAHLEN IN TSD EURO NACH IAS

	2002	2001	2000
Umsatz/Gesamtleistung	130.212	111.945	83.403
Betriebsergebnis vor Abschreibungen (EBITDA)	31.373	25.230	16.929
Betriebsergebnis (EBIT)	25.481	20.556	13.915
Ergebnis vor Ertragsteuern (EBT)	26.888	22.216	15.038
Jahresüberschuss	16.487	13.616	8.726
Eigenkapital	101.232	89.736	79.381
Bilanzsumme	128.511	112.528	99.346

Mitarbeiter

	2002	2001	2000
Mitarbeiter per 31.12.	973	861	681

FJA IM PORTRAIT



FJA ist ein führendes Beratungs- und Softwarehaus für die Versicherungsbranche, das sich auf die Entwicklung und Implementierung von Standardsoftware für Versicherer und andere Finanzdienstleister spezialisiert hat.

Kern des Produktangebots von FJA für Lebensversicherer ist die FJA Life Factory®, mit der Versicherungsprodukte entwickelt, vertrieben und verwaltet werden können. Diese Standardsoftware unterstützt von der Berechnung neuer Versicherungstarife über die Angebotserstellung und Ausfertigung einer Versicherungspolice bis hin zur Rechnungslegung und zur Auszahlung fällig gewordener Versicherungen alle wesentlichen Geschäftsprozesse, die bei einer Lebensversicherung anfallen. Neben klassischen und fondsgebundenen Lebensversicherungen können damit auch die neuen Produkte für die private und betriebliche Altersvorsorge (Riester-Renten, Pensionsfonds, Pensionskassen) entwickelt und verwaltet werden. Das neueste Release 4.x ist in Thin-Client Technologie realisiert. Mit dieser Technologie werden Versicherer in die Lage versetzt, ihre Geschäftsprozesse weitgehend unabhängig von technischen Restriktionen zu optimieren. Auch die Einbeziehung von Hosts wird damit problemlos möglich.

Die FJA Life Factory® wird ergänzt durch FJA SymAss, ein schlankes Allsparten-Bestandsverwaltungssystem für kleinere Versicherungsunternehmen, und durch die FJA Health Factory® für Krankenversicherer.

Hinzu kommen weitere Standardsoftware- und Portallösungen für Versicherer und Makler sowie ein umfangreiches Dienstleistungsangebot, das von der Implementierung von Software über Migration, also die Übertragung der gesamten Versicherungsdaten aus einem DV-System in ein anderes, bis hin zur versicherungsmathematischen Beratung reicht.

FJA wurde 1980 von Prof. Dr. Manfred Feilmeier und Michael Junker als Prof. Dr. Feilmeier, Junker & Co., Institut für Wirtschafts- und Versicherungsmathematik GmbH in München gegründet. 1999 wurde die Umfirmierung in FJA AG vollzogen; im Februar 2000 folgte der Börsengang an den Neuen Markt der Frankfurter Wertpapierbörse. Seit 1. Januar 2003 ist das Unternehmen im Prime Standard, mit Wirkung vom 24. März 2003 im Auswahlindex TecDAX notiert.

PROF. DR. MANFRED FEILMEIER ZUR UNTERNEHMENSENTWICKLUNG

LIEBE AKTIONÄRINNEN UND AKTIONÄRE,

mit Wirkung vom 24. März 2003 ist Ihre FJA AG im neu geschaffenen Auswahlindex TecDAX notiert. Die Aufnahme in diesen nur 30 Werte umfassenden Technologie-Index zeigt einmal mehr, dass FJA zu den Qualitätswerten unter den Technologie- und Wachstumstiteln zählt. Zugleich gehen wir davon aus, dass diesem neuen, unvorbelasteten Index an den Märkten ein relativ hohes Interesse entgegengebracht wird und auch institutionelle Anleger wieder verstärkt in die FJA Aktie investieren werden.

Für eine Investition in die FJA Aktie spricht auch das nachhaltige Wachstum des Unternehmens: So konnten wir im Geschäftsjahr 2002 trotz des schwachen wirtschaftlichen Umfelds wieder überproportional wachsen und den Ertrag um 21 Prozent steigern. Damit betrug der Jahresüberschuss 16,5 Mio. Euro, der Umsatz erreichte 130,2 Mio. Euro.

Wie geplant haben wir 2002 die Weiterentwicklung unserer Standardsoftware FJA Life Factory® mit Hochdruck vorangetrieben, um einerseits unsere führende Position im Bereich der betrieblichen und privaten Altersvorsorge weiter auszubauen und unsere Kunden andererseits bei den anstehenden Herausforderungen an die Versicherungsbranche mit hochentwickelten Lösungen zu unterstützen. So bieten wir den Versicherern mit der neuen Thin-Client Version der FJA Life Factory® nun ein Instrument, mit dem sie dem zunehmenden Kostendruck begegnen und ihre Geschäftsprozesse schlanker und kosteneffizienter gestalten können. Die erfreuliche Akzeptanz am Markt für diese neue Linie der FJA Life Factory® – es konnten 2002 bereits drei Großaufträge für die Lizenzierung und Implementierung im In- und Ausland gewonnen werden – bestätigt unsere Strategie.

Als sehr erfolgreich erwies sich im Bereich Altersvorsorge unsere neuentwickelte Software für die Verwaltung der staatlichen Zulagen zu den Riester-Verträgen, die von über 20 Kunden erworben wurde und mit der mittlerweile die Riester-Zulagen für insgesamt 30 Anbieter von Riester-Verträgen verwaltet werden.

Neben dem erfolgreichen Ausbau unseres Geschäfts im Bereich private und betriebliche Altersvorsorge konnten wir vor allem in der zweiten Jahreshälfte auch unser Auslandsgeschäft weiter vorantreiben. Besonders erfreulich ist in diesem Zusammenhang, dass wir in den USA in 2002 operativ den Break-even erreicht haben.

Die Ausweitung unserer Auslandsaktivitäten wollen wir auch 2003 fortsetzen und den Auslandsanteil am Umsatz von 10 Prozent im Jahr 2002 auf 12 bis 15 Prozent erhöhen. Dies wollen wir vor allem durch organisches Wachstum, aber auch durch

Beteiligungen oder Zukäufe erreichen, wenn sich die entsprechenden Chancen ergeben.

Insgesamt wollen wir auch in diesem Jahr wieder unser nachhaltiges Wachstum fortsetzen. Gegen den Branchentrend haben wir uns zum Ziel gesetzt, auch 2003 wieder zweistellig zu wachsen. Konkret planen wir aus heutiger Sicht ein Ertragswachstum von 10 Prozent sowie das dafür notwendige Umsatzwachstum.

Ich danke Ihnen für Ihr Vertrauen in FJA.

M. Feilmeier

Prof. Dr. Manfred Feilmeier, CEO



Prof. Dr. Manfred Feilmeier
Chief Executive Officer und Firmengründer



FJA ZULAGENVERWALTUNG®

Beginnend mit dem ersten Quartal 2003 müssen die Anbieter von „Riester-Verträgen" die staatlichen Zulagen verwalten können. Die verschiedenen Zulagenprozesse in diesem Zusammenhang sind sehr kompliziert und lassen sich ohne eine geeignete DV-Lösung kaum bewältigen.

Sehr erfolgreich konnte sich FJA mit der Standardsoftware FJA Zulagenverwaltung® in diesem Markt für die DV-Unterstützung der Zulagenprozesse etablieren.

Erfolgreicher Markteintritt

Bereits Ende Januar 2002 fiel bei FJA die bewusste Entscheidung, die DV-Unterstützung dieser Zulagenprozesse nicht als Teil der Standardsoftware FJA Life Factory® anzubieten, sondern hierfür eine eigene Standardsoftware zu bauen, die sich selbstverständlich mit der FJA Life Factory® „versteht". Hierdurch konnte die FJA Zulagenverwaltung® als eigenständige Standardsoftware auch Unternehmen angeboten werden, die nicht die FJA Life Factory® im Einsatz haben.

Die ersten fünf Aufträge für die FJA Zulagenverwaltung® wurden bereits am 13. Juni 2002 in einer Ad-hoc-Meldung bekannt gegeben. Eine Reihe weiterer konkreter Gespräche waren zu dieser Zeit im Gange.

Bereits am 10. Juli 2002 konnte FJA im Rahmen einer Informationsveranstaltung zur Zulagenverwaltung das beta-Release 1.0 der FJA Zulagenverwaltung® vorführen. Ein Zeitpunkt, zu dem sich viele Häuser diesem Thema noch gar nicht zugewandt hatten.

FJA scheint mit der FJA Zulagenverwaltung® die Anforderungen des Marktes getroffen zu haben. Im Laufe des Jahres folgten weitere Aufträge, so dass FJA bis zum Ende des Jahres über 20 Kunden für die FJA Zulagenverwaltung® gewinnen konnte, die mit ihr die Zulagen von über 30 Anbietern verwalten. Die Kunden kommen aus dem Bereich Versicherung, Pensionskasse, Bank und KAG. Eine Reihe dieser Kunden konnten als neue FJA-Kunden gewonnen werden.

FJA LIFE FACTORY® – FORTSETZUNG EINER ERFOLGSSTORY

Die Versicherungskammer Bayern (VKB) gehört zur Gruppe der öffentlichen Versicherer Deutschlands und ist in ihrem traditionellen Geschäftsgebiet Bayern und der Pfalz Marktführer. Mit über 5.000 Mitarbeitern erwirtschaftete der Konzern in 2001 Beitragseinnahmen (brutto) in Höhe von 4.204 Mio. Euro.

Einführung bei der Versicherungskammer Bayern

Das Produktangebot der VKB erstreckt sich neben den typischen Standardprodukten auch auf Riester-Produkte und im Bereich der betrieblichen Altersversorgung auf die Durchführungswege Direkt-, Rückdeckungsversicherung und Unterstützungskasse. Die neuen Durchführungswege Pensionsfonds und Pensionskassen der Partner des Sparkassenverbundes komplettieren seit kurzem das Marktangebot.

Das Projekt, von dem Teile bereits im Jahre 2002 produktiv gesetzt wurden, sieht eine produktgruppen- bzw. anwenderspezifische Einführung der FJA Life Factory® vor und ist deshalb in zwei Bereiche aufgeteilt:

1. Die Bereitstellung eines Verwaltungssystems im Bereich bAV (insbesondere Pensionsfonds/ Pensionskassen) für die Versicherer im öffentlich-rechtlichen Bereich bzw. der S-Finanzgruppe.

2. Die künftige Implementierung eines Verwaltungssystems für den eigenen Privatkundenbestand der VKB.

Das Kernstück des Projekts bildet die mandantenfähige FJA Life Factory®, auf deren Basis die Produkte abgebildet und verwaltet werden bzw. die systemunterstützten Geschäftsprozesse für das Einzel- und Kollektivgeschäft zur Verfügung gestellt werden. Im Zuge der Einführung sind kundenspezifische Erweiterungen umzusetzen und die Anbindung der VKB-Nachbarsysteme vorzunehmen, um eine Integration in die Systemlandschaft des Kunden sicherzustellen.

Die Öffentliche Lebensversicherung in Braunschweig erteilte den Auftrag zur Implementierung der Standardsoftware FJA Life Factory® und FJA Zulagenverwaltung®. Dabei wurde die seit Herbst 2002 zur Verfügung stehende Thin-Client Fassung der FJA Life Factory® auf einem IBM Großrechner verwendet. Zur Umsetzung des Auftrags wurde auch die FJA Migration Factory® erfolgreich genutzt.

Einführung bei der Öffentlichen Lebensversicherung Braunschweig

Die Öffentliche Lebensversicherung markiert mit der ersten produktiven Nutzung der neuen FJA Life Factory® Fassung einen weiteren Meilenstein in der Entwicklung von Standardsoftware zur Verwaltung von Versicherungsverträgen.

Die Software löste zum 1. Januar 2003 die bisherige Verwaltungsplattform für die Riester-Produkte ab und wird anschließend um die komplette Produktpalette und deren Bestände ergänzt. Damit wird die Führung der Lebensversicherungsverträge bei der Öffentlichen Lebensversicherung Braunschweig vollständig auf das FJA System umgestellt. Die weiteren Bestände werden ebenfalls mittels des FJA Migrationssystems übernommen.

Mit der Einführung einer Bestandsführung und der Migration eines Bestandes innerhalb weniger Monate ist wieder ein wesentlicher Vorteil der Verwendung von Standardsoftware deutlich geworden. Ohne die Verwendung der FJA Produkte wäre die Bewältigung dieser Aufgabe in der zur Verfügung stehenden Zeit nicht möglich gewesen.

FJA LIFE FACTORY® – NEUE TECHNOLOGIE

Die IT-Infrastruktur in Versicherungsunternehmen entwickelt sich schneller denn je, wobei für die Verwaltung großer Datenbestände nach wie vor häufig der Host im Einsatz ist. Mit den Internet-Technologien wird es z. B. möglich, Endkunden analog zum Online-Banking bei der Abwicklung einfacher Geschäftsprozesse mit einzubeziehen. Die zielgerichtete Nutzung dieser technologischen Möglichkeiten schafft die Voraussetzungen für die kostengünstige und effiziente Gestaltung von Prozessen und Strukturen und damit einen Baustein für die Steigerung der „corporate fitness" von Versicherungsunternehmen („1-Percent-Challenge"). Zur Risikominimierung und mittel- bis langfristigen Kostenreduktion trägt auch der Einsatz von Standardsoftware sowie allgemeiner Marktstandards bei.

Host-geeignete Thin-Client Technologie

Das im 4. Quartal freigegebene Release 4.1 der FJA Life Factory® wurde konsequent in einer multi-tier, Thin-Client Architektur umgesetzt. Dabei wurde das Design vom Beginn an auf plattform-übergreifenden Einsatz (Windows, Unix, Host) hin optimiert. Die Nutzung von Standards und die Kapselung der eingesetzten Third-Party Produkte (z. B. im Bereich Middleware) eröffnet vielfache Möglichkeiten der Integration in heterogenen Systemlandschaften.

Die konsequente Trennung von fachlichen Inhalten und deren Repräsentation erlaubt die Anbindung spezifischer Zugangswege z. B. für Back-Office, Außendienstsysteme und Web Portale an denselben Fachserver.

Unter Berücksichtigung aller notwendigen Sicherheitsvorkehrungen kann mit einem Browser die gesamte Funktionalität der FJA Life Factory®, auch über das Internet, genutzt werden. Durch den Wegfall der in Client-Server Umgebungen üblichen Softwareverteilung und der minimalen Anforderungen an die Sachbearbeiter-Arbeitsplätze reduzieren sich die Betriebs- und Wartungskosten erheblich.

VERTRIEBSSYSTEME UND SERVICEPORTALE – E-BUSINESS ERFOLGREICH EINGESETZT

Der zunehmende Wettbewerb um gleichzeitige Effizienz und Kundenorientierung fordert vom Finanzdienstleister eine Neuausrichtung in der Vertriebs- und Serviceunterstützung. Endkunden stellen zunehmend höhere Ansprüche an Qualität und Geschwindigkeit des Versicherers. Gleichzeitig wächst der Kostendruck. Daher stehen viele traditionelle Ansätze für IT-Systeme in diesem Bereich zur Disposition.

FJA bietet für diese Herausforderung im Rahmen seiner Standardsoftware-Palette flexible, spartenübergreifende und vertriebskanalunabhängige Lösungen an.

Dabei kann sich FJA auf eine langjährige Tradition und kontinuierliche Weiterentwicklung moderner, integrierender Systeme stützen. Unter selbstverständlicher Nutzung offener Internet-Technologie bietet FJA flexible Standardsoftware, welche den modernen Vertriebswege-Mix (Makler, angestellter Außendienst, Bankpartner, Service-Center und Endkunden-Self-Service) in einem einzigen System unterstützt. Dabei leistet sie gleichzeitig die für die Realisierung schneller und kostengünstiger Geschäftsprozesse wichtige Integration mit den Back-End-Systemen des Unternehmens.

Einsatz des FJA Serviceportals sichert Wettbewerbsvorteile für die Dialog Lebensversicherung (AMB Generali Gruppe)

Zur internetbasierten Unterstützung ihrer Makler hat sich die Dialog Lebensversicherungs-AG (AMB Generali Gruppe) für das FJA Serviceportal entschieden. Die umfangreiche Auskunftsfunktionalität sowie die Antragserstellung, die ohne Medienbruch ihren Weg bis in die Bestandsverwaltung der Dialog Leben nimmt, waren die ausschlaggebenden Vorteile der FJA Standardsoftware. Die Dialog Leben zählt, gemessen am Marktanteil, zu den Top 3 der Anbieter von Risikolebensversicherungen in Deutschland. Das FJA Serviceportal realisiert konkrete Kosten- und Qualitätsvorteile für Versicherungsunternehmen und Vermittler gleichermaßen. Dadurch ist eine hohe Akzeptanz gewährleistet. Einfaches Customizing und kostengünstige Integration aufgrund der Verwendung von Standard-Schnittstellen (z. B. GDV) bieten für den Versicherer schnelles und sicheres Return-on-Investment. So kann durch Einsatz des FJA Serviceportals der entscheidende Vorsprung in der Gewinnung und nachhaltigen Bindung der freien Vermittler erzielt werden. Aufgrund der wachsenden Bedeutung der freien Vermittler in einem von Kostendruck geprägten Markt geht FJA von einem weiter wachsenden Bedarf für Standardsoftware in diesem Bereich aus.

FJA MIGRATION FACTORY® – NEUE PROJEKTE

Im Zentrum von Großprojekten zur Einführung neuer Bestandsführungssoftware steht die Fähigkeit, in möglichst kurzer Zeit marktgängige Produkte mit zukunftsfähigen Systemlösungen bereitzustellen. Daneben müssen die Kosten der Einführung und des produktiven Betriebs minimiert und Einsparpotenziale bei der Verschlankung der Systemlandschaften realisiert werden. Hier setzt die FJA Migration Factory® mit versicherungsfachlicher, aktuarieller und technologischer Kompetenz ihren Schwerpunkt: Mit Hilfe einer „Tarifsanierung" im Rahmen der Migration können bestehende Strukturen vereinfacht und der Migrationsaufwand deutlich gesenkt werden. Die Vereinheitlichung von Daten ermöglicht durchgängige Geschäftsprozesse und reduziert den Verwaltungsaufwand für ein Versicherungsunternehmen. Erprobte IT-Werkzeuge und Verfahren gewährleisten eine erfolgreiche Migration und stellen sicher, dass die Anforderungen an die Revisionssicherheit des Migrationsprozesses jederzeit abgedeckt werden.

Migration der Bestände der Kölner VPV

Im Rahmen des Migrationsprojekts der Vereinigten Postversicherung (VPV) werden zunächst die Bestände der Kölner VPV in die FJA Life Factory® migriert.

Im Juni 2002 wurde mit dem Einsatz der FJA Migration Factory® zur Überführung der Verträge begonnen und schon im September 2002 konnten erste größere Testbestände migriert, fortgeschrieben und im Zielsystem zur Bearbeitung überprüft werden.

Zudem werden sämtliche Inkassobestände in das FJA In-/Exkassosystem ZINEX migriert. Die Tarifwerke beider Standorte werden vereinheitlicht und auf neue Tarifwerke im Zielsystem abgebildet.

Der komplette Kölner Bestand (ca. 500.000 Verträge) soll in vier Tranchen produktabhängig in das produktive FJA System der VPV Stuttgart integriert werden.


FILE NO.
82-5077



DAS JOURNALISTENGESPRÄCH

UNSERE PRIVATANLEGER ERREICHEN WIR AUFGRUND DES HOHEN VERBREITUNGSGRADES AM BESTEN DURCH MEDIENBERICHTE.

Insofern suchen wir nicht nur im Zusammenhang mit den turnusmäßigen Finanzpublikationen das Gespräch mit Pressevertretern, sondern nutzen auch gerne Gelegenheiten, auf diesem Wege zum aktuellen Stand der Unternehmensausrichtung zu informieren. Wir lassen Sie teilhaben an einem derartigen Gespräch.

Für viele Unternehmen der Softwarebranche war das Jahr 2002 düster. FJA dagegen glänzte erneut mit zweistelligem Umsatz- und Ertragswachstum. Wodurch kann sich FJA so gut behaupten?

Dr. Thomas Meindl
FJA hat mit einem Umsatzwachstum von 16 % und einem Ertragswachstum von 21 % die durchschnittliche Performance der Softwarebranche weit übertroffen. Das Jahr 2002 war im Ergebnis vor Steuern und Zinsen (EBIT) mit 24 % Wachstum in der mehr als 20-jährigen Geschichte des Unternehmens ganz besonders erfolgreich. Und auch für die Zukunft haben wir uns die Outperformance gegenüber der Branche fest vorgenommen.

Wir behaupten uns als Softwareanbieter für Versicherer deshalb so gut, weil wir Standardprodukte anbieten, die den Unternehmen umfangreiche Kosten- und Effizienzvorteile bieten. In Zeiten hohen Kostendrucks überall in der Finanzdienstleistungsbranche werden solche Produkte besonders nachgefragt.

Prof. Dr. Manfred Feilmeier
Darüber hinaus könnte man sagen, die demographische Entwicklung in Deutschland beschert uns gefüllte Auftragsbücher.

Wie das?

Prof. Dr. Manfred Feilmeier
Der Staat kann die Vorsorgeleistungen im Alter immer weniger aufbringen. Die Reform der Altersvorsorge ist das große Thema der Gegenwart, die nächste drängende politische Aufgabe ist eine weitreichende Reform des Krankenversicherungswesens. Das wird zu einem auf Jahre vorhersehbaren Boom für FJA führen, weil wir Standardsoftware bieten, die den Umbau der Versicherer unterstützt und das Angebot neuer Produkte beschleunigt und diese effizient verwaltet. Wir sind daher überzeugt, dass diese langfristigen Rahmenbedingungen FJA ein nachhaltiges Wachstum ermöglichen werden.

Prof. Dr. Manfred Feilmeier
Chief Executive Officer und Firmengründer

Michael Junker
Chief Research Officer und
Firmengründer

Angesichts der schwachen privaten Nachfrage im Jahr Eins der Riester-Rente war kürzlich zu lesen „Riester-Rente bleibt Ladenhüter". Teilen Sie diese Auffassung?

Prof. Dr. Manfred Feilmeier
Nein. Wir sind überzeugt davon, dass die schwache Nachfrage im Wesentlichen eine Verzögerung darstellt, denn die private Altersvorsorge ist unumgänglich. Zugegebenermaßen ist das Produkt ein wenig sperrig. Insbesondere was die Zulagen des Staates angeht, gibt es einigen Erklärungsbedarf. Doch wir denken, dass sich dieser Rückstau bald auflösen wird.

Hat die schwache Nachfrage Auswirkungen auf den Geschäftserfolg von FJA?

Dr. Thomas Meindl
Wir sind zwar sehr stark engagiert in der Bereitstellung der geeigneten Software und bieten mit der sogenannten Third-Party-Administration (TPA®) Finanzdienstleistern die Auslagerung der Vertragsverwaltung an, doch von 14 Aufträgen, die wir in diesem Zusammenhang erhalten haben, sind 11 klassische Softwareinstallationen – hier gibt es keinerlei Rückkoppelung zur Nachfrage der Produkte im Markt. Bei der Outsourcing-Lösung TPA® existieren in den Verträgen mit den Kunden variable Komponenten in Abhängigkeit vom Volumen der verwalteten Verträge – jedoch auch Mindestgrößen. Insofern haben wir hier zwar weniger verdient als gehofft, doch immerhin daran verdient.

Bei den Betriebsrenten sieht das Bild anders aus. Nach Angaben des Bundessozialministeriums haben rund 19,1 Millionen Beschäftigte per Tarifvertrag die Möglichkeit, eine der fünf Varianten der betrieblichen Altersvorsorge zu wählen. Das entsprechende Gesetz ist seit Jahresbeginn 2002 in Kraft.

Prof. Dr. Manfred Feilmeier
Das ist ein riesiges Potenzial und die Nachfrage war bereits im ersten Jahr der Einführung sehr gut. Wir rechnen damit, dass die betriebliche Altersvorsorge in ihrer Bedeutung mindestens so stark werden wird wie die private Altersvorsorge. Hier darf man auch nicht den verstärkenden Effekt übersehen, dass in einigen westlichen Nachbarländern die betriebliche Altersvorsorge obligatorisch ist. FJA arbeitet in diesem Bereich sehr intensiv. Unsere Zielgruppe sind neben klassischen Finanzdienstleistern übrigens auch Industrieunternehmen und Branchenverbände. Ganz nebenbei ergibt sich dadurch für FJA eine Diversifizierung der Kundenunternehmen.





Heißt das, dass der Riester-Effekt für FJA anhalten wird?

Prof. Dr. Manfred Feilmeier

Ganz gewiss. Doch sollte man den Blick nicht verengt auf die speziellen Riester-Produkte richten. Als Beratungshaus und Softwarespezialist für die Finanzdienstleistungsbranche wissen wir aus Erfahrung, dass jede Produktinnovation eine Herausforderung für die Datenverarbeitung darstellt. Dabei geraten bestehende IT-Systeme unter Umständen an Technologie- oder Kapazitätsgrenzen. Aktuelle Herausforderungen der Finanzdienstleister sind die Diversifizierung der Vertriebsstrukturen, drängend geforderte Kostensenkungen und Effizienzsteigerungen.

Kann FJA mit seiner Standardsoftware Life Factory® all diesen Anforderungen gerecht werden?

Michael Junker

FJA hat sich schon frühzeitig entschieden, die zusätzlichen Anforderungen aus der privaten und der betrieblichen Altersvorsorge in die FJA Life Factory® zu integrieren, um eine einheitliche Standardsoftware für alle Versicherungsprodukte zu schaffen. Da die Voraussetzungen in den Unternehmen unterschiedlich sind, bieten wir das Produkt in drei Betriebsformen an: als zentrales System des Versicherers, das alle Produktanforderungen abdeckt; als selbständiges, aber mit anderen DV-Systemen des Versicherers integrierbares System, das bestimmte Produktgruppen, etwa die „Riester-Verträge", abdeckt und als standardisierte Third-Party-Administration (TPA®), also als IT-Outsourcing-Lösung für die Verwaltung von Versicherungsverträgen. Wir haben in den vergangenen Jahren in den Ausbau des Produkts erheblich investiert und im Herbst 2002 das Thin-Client Release der FJA Life Factory® auf den Markt gebracht.

Welche Bedeutung hat das?

Michael Junker

Einerseits ist dies relevant für den Vertrieb – am Front Desk sind damit alle Funktionen und Informationen verfügbar, die der Berater im Kundenkontakt benötigt, jedoch ist nicht mehr die vollständige Softwareinstallation nötig. Das erhöht die Effizienz im Kundenkontakt und spart darüber hinaus erheblichen Aufwand und damit Kosten. Andererseits können mit dieser neuen Technologie auch schlanke und integrierte Geschäftsprozesse im Back-Office, wie sie der Markt- und Kostendruck der Versicherer fordert, effizient umgesetzt werden. Wir

Dr. Thomas Meindl
Chief Financial Officer

Dr. Rolf Schwaneberg
Chief Human Resources Officer

bieten damit eine durchgängig integrierte Gesamtlösung an, wie sie heute unverzichtbar und deshalb immer mehr gefragt ist.

Sie sprachen davon, dass für FJA auch die Krankenversicherungsbranche einen wichtigen Zukunftsmarkt darstellt. Rechnen Sie damit, dass die nächste Stufe der Gesundheitsreform ein Wachstumstreiber für FJA wird?

Prof. Dr. Manfred Feilmeier
FJA wächst mit dem Alter: Überall in Westeuropa werden die Menschen immer älter, womit das Verhältnis von beitragzahlenden Jahren und beitragsfreien Jahren in der gesetzlichen Krankenversicherung fortschreitend ungünstiger wird. Hier ist eine Korrektur zu erwarten. In der vergangenen Legislaturperiode ist dies nicht mehr auf den Weg gebracht worden. Doch die aktuellen Diskussionen zeigen, dass es zu einer Mischform zwischen gesetzlicher Krankenversicherung und privater Zusatzversicherung kommen wird. Schon jetzt arbeiten die Versicherer an neuen Produkten. Sobald der gesetzliche Einführungstermin sichtbarer wird, werden die privaten wie die gesetzlichen Krankenversicherer ihre IT-Systeme umbauen müssen, was einen mächtigen Investitionsimpuls auslösen wird. Darauf sind wir vorbereitet.

Michael Junker
Wie Sie wissen, haben wir im Rahmen eines 2001 geschlossenen Joint-Ventures mit der INTER Krankenversicherung ein umfangreiches IT-System entwickelt, die FJA Health Factory®, die im September letzten Jahres in den produktiven Betrieb im Service Center der INTER Krankenversicherung in Mannheim gegangen ist. Dabei handelt es sich um eine leistungsfähige Standardsoftware, die von der Antragstellung über die Bestandsverwaltung bis hin zur Leistungsbearbeitung sämtliche Prozesse in der Krankenversicherung unterstützt. Das System wird in Thin-Client Technologie angeboten. Diese neue Technologie bietet unseren Kunden erhebliche Einsparpotenziale, da durch die zentrale Installation der Software die aufwändige Wartung und Aktualisierung an den Einzelarbeitsplätzen entfällt. Das System ist komplett browserfähig, so dass bei Bedarf auch der Außendienst oder die Kunden über das Internet auf freigegebene Bereiche des Systems zugreifen können.





Sie sagen, Sie sind auf die nächste Stufe der Gesundheitsreform vorbereitet – wie sieht das auf der Personalseite aus?

Dr. Rolf Schwaneberg
Wir sind gut aufgestellt, werden aber auch weiterhin einstellen. Allein 2002 haben wir rund 150 neue Kolleginnen und Kollegen gewinnen können und zwar entsprechend unserer fortschreitenden Diversifizierung für die unterschiedlichsten Bereiche. Wir haben leistungsstarke, sehr gut qualifizierte und hochmotivierte Mitarbeiter. Die geringe Fluktuation zeigt meines Erachtens, dass wir als ein Unternehmen gesehen werden, das Zukunftsperspektiven bietet. Das zeigt sich im Übrigen auch im Erfolg des internen Rekrutierungsprogramms „Refer a Friend", durch das wir wachsende Bewerberzahlen erhalten.

Ist es denn inzwischen leichter geworden, IT-Fachkräfte zu gewinnen?

Dr. Rolf Schwaneberg
Ja und Nein. Die Anzahl der Bewerbungen ist größer geworden, doch der Kreis der für uns in Frage kommenden Spezialisten wie Versicherungsmathematiker und Informatiker mit Branchen-Know-how ist unverändert übersichtlich. Es ist leichter geworden für den informationstechnischen Bereich, zum Beispiel, wenn es um Standardsoftware- und Mainframe-Experten geht oder auch um Vertrieb. Darüber sind wir natürlich sehr froh.

Der Kostendruck in der Versicherungsbranche hat deutlich zugenommen. Fallen da nicht wie in anderen Branchen auch IT-Investitionen dem Rotstift zum Opfer?

Rainer W. G. Herbers
Es stimmt. Der Kostendruck lastet auf den Unternehmen, etwa im Vertrieb oder in der Produktverwaltung. In England beispielsweise gibt es die sogenannte „1-Percent-Challenge" bei bestimmten staatlich geförderten Vorsorgeprodukten, bei denen die Verwaltungskosten 1 % des Vertragswertes nicht überschreiten dürfen. Das strahlt natürlich auf die anderen westeuropäischen Länder ab. Aber auch bei traditionellen Produkten ist der Kostendruck unübersehbar. Ja, der Gesamtprozess wird auf Kosteneinsparungsmöglichkeiten überprüft. Hier kommt der massive Einsatz von IT-Systemen zur Lösung dieser Herausforderungen ins Spiel. Insofern: Nein, die Versicherer investieren in IT. Sie investieren, wenn es darum geht, neue Produkte möglichst schnell in den Markt einzuführen, sie investieren,

Rainer W. G. Herbers
Chief Operating Officer

um kurzfristige Einspareffekte zu erzielen, und sie investieren, wenn die strategische Ausrichtung es erforderlich macht, um schließlich langfristige Kostenersparnisse zu erzielen. Dabei gilt zum Vorteil von FJA, dass die Einführung von Standardsoftware zur langfristigen Kalkulierbarkeit der Kosten beiträgt.

Auch aus Effizienzgründen wird es unter den Lebensversicherern in Deutschland zu einer Konsolidierung kommen. Dezimiert sich damit nicht die Kernzielgruppe von FJA?

Prof. Dr. Manfred Feilmeier
Wir haben bei den Lebensversicherern eine Marktdurchdringung von etwa 50 % erreicht. Also jedes zweite Unternehmen nutzt Standardsoftware von FJA. Bislang war es so, dass bei Fusionen immer die Software von FJA für das fusionierte Unternehmen zum Einsatz kam, weil sie in der Lage ist, durch IT-Unterstützung neue Geschäftspotenziale zu heben. Üblicherweise profitieren wir bei Zusammenschlüssen auch dadurch, dass bestimmte Projekte erst in der Unternehmensgröße des fusionierten Unternehmens Sinn machen. Man darf nicht vergessen, die absolute Anzahl an Versicherungsverträgen ändert sich ja nicht. Insofern schwindet unser Markt durch Fusionen nicht. Deutschland ist zwar unser Kernmarkt, doch FJA Systeme laufen schon heute in 17 Ländern dieser Welt. Das Marktpotenzial für FJA ist noch sehr groß.

Das Management hat angekündigt, im Jahr 2003 den Auslandsumsatz von 10 % im Jahr 2002 auf 12 bis 15 % steigern zu wollen. Diese Planung sieht nicht nach Auslandswachstum durch Akquisition aus. Verfolgen Sie im Rahmen Ihrer Internationalisierungsstrategie diesen Ansatz noch?

Dr. Thomas Meindl
FJA setzt weiterhin auf organisches Wachstum. Das schließt allerdings in keiner Weise aus, dass wir bei einer günstigen Gelegenheit ein passendes Unternehmen erwerben, um den Markteintritt zu erleichtern oder unsere Marktposition zu verstärken. In der Planung können wir solche Überlegungen jedoch nicht berücksichtigen.



Wenn also keine Akquisition in Sicht ist, wird es dann demnächst zum Beispiel in Australien eine FJA-Repräsentanz geben?

Rainer W.G. Herbers
Akquisitionen sind grundsätzlich immer aktuell. Die Finanzmittel stehen dafür bereit. Was wir uns jedoch nicht vorstellen können, ist eine Fusion unter Gleichen. Was Australien angeht, so spielen Sie auf den Auftrag der australischen Suncorp-Gruppe an, den wir mit unserer US-Tochter gewinnen konnten. Nicht überall, wo wir FJA Systeme laufen haben, ist es notwendig oder sinnvoll, eine Repräsentanz einzurichten. Das machen wir nur, wenn der jeweilige Markt chancenreich ist. Wir wollen unsere Marktposition in Osteuropa und im angelsächsischen Raum weiter ausbauen, dafür sind wir bereits jetzt gut aufgestellt – zum Beispiel für Osteuropa durch unsere slowenische Tochtergesellschaft OdaTeam.

Mit einer Wachstumsprognose von 10 % für das Jahr 2003 liegen Sie 10 % über den Prognosen für die stagnierende Softwarebranche. Was macht Sie so zuversichtlich, diesen Anspruch einlösen zu können?

Prof. Dr. Manfred Feilmeier
Diese Wachstumsannahme ist fundamental begründet. Wir arbeiten für die Versicherungsbranche, die aufgrund der demographischen Entwicklung überall in Westeuropa auf Jahre hinweg ein kalkulierbares Wachstum haben wird. Dies gilt sowohl für die Finanzdienstleister mit ihren unterschiedlichen Angeboten für die Altersvorsorge wie für die Krankenversicherer. Insofern sind wir als Software- und Beratungshaus für diese Branchen in einer glänzenden Situation und haben die berechtigte Hoffnung, daraus überdurchschnittliches Wachstum herleiten zu können.

DIE FJA AKTIE

SEIT DEM BÖRSENGANG IM FEBRUAR 2000 HAT SICH DIE FJA AKTIE VON EINEM RELATIV UNBEKANNTEN BÖRSENNEULING ZU EINEM DER ANERKANNTEN WACHSTUMSWERTE IM TECHNOLOGIESEKTOR ENTWICKELT.

FJA an der Börse

			24. März 2003 TecDAX
		1. Januar 2003 Prime Standard	
	18. März 2002 NEMAX 50		
21. Februar 2000 IPO Neuer Markt			

Die FJA Aktie konnte sich schnell als solides Investment mit hohen Wachstumspotenzialen etablieren und schaffte mit der Aufnahme in den NEMAX 50 im März 2002 den Sprung in die erste Börsenliga. Seitdem ist das Interesse an der Aktie kontinuierlich gewachsen und auch für 2003 zeichnet sich mit der Aufnahme in den TecDAX eine Fortsetzung der Erfolgsstory ab.

Positive Bewertung

Ausschlaggebend für die positive Beurteilung der Aktie durch Börse, Analysten, Presse und Investoren ist vor allem die verlässliche Planung des Managements und das nachhaltige Wachstum des Unternehmens. Stets eingehaltene Prognosen, hohe Transparenz in der Bilanzierung und eine offene Kommunikation mit Anlegern und Analysten bilden Vertrauen und schaffen Anerkennung. Dies zeigt sich nicht zuletzt darin, dass FJA im Juli 2002 vom Anlegermagazin Focus Money für die transparente Bilanzierung und die gute Prognoseberichterstattung ausgezeichnet wurde. Ebenso wurde die FJA Aktie 2002 von über 10 Analysten regelmäßig beobachtet und fast ausschließlich zum Kauf empfohlen oder als Outperformer eingestuft. Unabhängige Rating-Agenturen wie SES Research beurteilten FJA mit der Bewertung A+ als Investment der niedrigsten Risikoklasse. Für das Vertrauen in die FJA Aktie und das Unternehmen spricht auch das 2002 überaus erfolgreich durchgeführte Belegschaftsaktienprogramm, an dem sich fast 85 % aller berechtigten Mitarbeiter beteiligt haben.

Offener Dialog

Grundlage für dieses Vertrauen ist der offene Dialog, den FJA mit Anlegern und Analysten im In- und Ausland pflegt. Das Management war 2002 wieder auf zahlreichen Roadshows und Investorenkonferenzen in den Metropolen Europas vertreten und erläuterte die Strategie und Pläne des Unternehmens. Zugleich wurden alle Anleger über ausführliche Quartalsberichte sowie Ad-hoc- und Pressemitteilungen über aktuelle Entwicklungen im Unternehmen informiert. Anregungen, wie die Bilanzierung noch transparenter gestaltet werden kann, wurden direkt aufgenommen und umgesetzt.

Dividende 2002

In einem äußerst schwierigen Börsenumfeld konnte sich der Kurs der FJA Aktie seit dem Börsengang an den Neuen Markt im Februar 2000 im Vergleich zum Gesamtmarkt recht gut behaupten. Während der Wert des NEMAX 50 bei nur noch knapp 5 % seines ursprünglichen Wertes vom Februar 2000 liegt, notierte die FJA Aktie zum Jahresende 2002 bei etwas weniger als der Hälfte ihres Ausgabekurses von 48 Euro. Dennoch spiegelt diese Kursentwicklung nicht die positive Geschäftsentwicklung des Unternehmens wider – schließlich konnten Umsatz und Gewinn auch 2002 um 16 bzw. 20 % gesteigert werden. Dementsprechend sollen die Aktionäre auch für 2002 wieder von dem erfolgreichen Geschäftsverlauf der FJA AG profitieren und über die Ausschüttung einer Dividende daran beteiligt werden. Bei einem Ergebnis von 2,16 Euro je Aktie werden der Vorstand und der Aufsichtsrat der FJA AG der Hauptversammlung am 26. Juni 2003 die Ausschüttung einer Dividende in Höhe von 0,70 Euro vorschlagen. Im Vergleich zum Vorjahr entspricht dies einer Steigerung von knapp 17 %. Dies stellt sicherlich eine äußerst attraktive Dividendenrendite dar.

Dividendenausschüttung


0,70 €
0,60 €
0,40 €
0,25 €
Dividende
1999
2000
2001
2002*

* vorgeschlagen

Aktienart und Stückelung: Stückaktien mit rechnerischem Nennbetrag von 1 Euro

Grundkapital: 7.650.000 Euro

Streubesitz[1]: über 49 %

Marktsegment: Prime Standard, Frankfurt

ISIN: DE0005130108

Wertpapierkennnummer: 513010

Branchenzuordnung: TecDAX, HDAX, CDAX

Börsenkürzel: FJA

Ergebnis je Aktie: 2,16 Euro

Dividende 2002: 0,70 Euro (vorgeschlagen)

1) gemäß der konkretisierten Streubesitz-Kriterien der Deutschen Börse

Kontinuität und Kompetenz

Hinter dem nachhaltigen Erfolg des Unternehmens steht neben den hochmotivierten und hochqualifizierten Mitarbeitern ein erfahrenes Management, dem auch weiterhin die beiden Firmengründer und Mehrheitsaktionäre Prof. Dr. Manfred Feilmeier (Chief Executive Officer) und Michael Junker (Chief Research Officer) angehören. Gemeinsam mit den übrigen Mitgliedern des Vorstands stehen sie für Kontinuität und Kompetenz und werden auch zukünftig alles daran setzen, den Erfolg des Unternehmens voranzutreiben.

BERICHT DES AUFSICHTSRATS

Im vergangenen Geschäftsjahr 2002 ist der Aufsichtsrat der FJA AG, München, regelmäßig und detailliert über den Gang der Geschäfte und die Lage der Gesellschaft vom Vorstand durch mündliche und schriftliche Berichte unterrichtet worden. In insgesamt vier ordentlichen Sitzungen mit dem Vorstand hat der Aufsichtsrat die ihm nach Satzung und Gesetz zukommenden Aufgaben wahrgenommen. Zusätzlich zu den gesetzlich vorgesehenen Sitzungen wurden viele ressortspezifische Detailprobleme in Einzelgesprächen mit Mitgliedern des Vorstands erörtert.

Auf der Basis der Vorstandsberichte hat der Aufsichtsrat alle wichtigen Geschäftsvorgänge, die Umsatz- und Ergebnisentwicklung sowie die strategische Ausrichtung besprochen. Bei den intensiven Beratungen standen Fragen der Unternehmensplanung, der Geschäftsprozessoptimierung sowie strategische Überlegungen zum Ausbau der Führungsorganisation zur Bewältigung des weiteren Wachstums im Vordergrund. Insbesondere wurden auch mit dem Vorstand die Reorganisation der Geschäftsbereiche und die wesentlichen Vorhaben im Bereich der Produktentwicklung erörtert. Mit Wirkung zum 01.01.2003 wurde Herr Rainer W. G. Herbers zum Stellvertretenden Vorstandsvorsitzenden bestellt.

Außerdem wurde mit dem Vorstand ausführlich der Deutsche Corporate Governance Kodex und seine Auswirkungen auf FJA besprochen. Gemeinsam mit dem Vorstand wurde dann im Dezember 2002 die Erklärung abgegeben, dass bis auf wenige Ausnahmen zukünftig den „Soll"-Bestimmungen des Corporate Governance Kodex gefolgt wird.

Die Buchführung, der Jahresabschluss der FJA AG und der Konzernabschluss und der Lagebericht 2002 der AG und des Konzerns sind von dem Abschlussprüfer, Herrn Dipl.-Kfm. Jürgen Risse, Wirtschaftsprüfer, München, geprüft und mit dem uneingeschränkten Bestätigungsvermerk versehen worden. Diese Abschlüsse und Berichte sowie die Prüfungsberichte des Abschlussprüfers wurden jedem Mitglied des Aufsichtsrats zugesandt. Der Aufsichtsrat hat sie eingehend mit dem Wirtschaftsprüfer und dem Vorstand besprochen. Bei der Identifikation und Analyse der Risiken der zukünftigen Unternehmens- und Marktentwicklung hat der Wirtschaftsprüfer keine im Rahmen der Jahresabschlussprüfung an den Aufsichtsrat zu berichtenden Vorgänge festgestellt.

Den vom Vorstand aufgestellten Jahresabschluss und Konzernabschluss einschließlich der Lageberichte hat der Aufsichtsrat geprüft und keinen Anlass zu Beanstandungen gefunden. Der Aufsichtsrat hat dem Ergebnis der Abschlussprüfung zugestimmt; er billigt den Jahresabschluss und Konzernabschluss (jeweils zum 31.12.2002), die damit nach § 172 AktG festgestellt sind.

Dem Vorschlag des Vorstands über die Verwendung des Bilanzgewinns aus dem Jahresabschluss zum 31.12.2002 schließt sich der Aufsichtsrat an und empfiehlt der Hauptversammlung, dem Vorschlag entsprechend zu beschließen.

Auf diesem Wege möchten wir uns auch bei allen Mitarbeiterinnen und Mitarbeitern sowie dem Vorstand für die hervorragenden Leistungen und die gute Zusammenarbeit bedanken.

München, 14. März 2003

Der Aufsichtsrat



Prof. Dr. Elmar Helten, Vorsitzender

KONZERNABSCHLUSS
LAGEBERICHT FJA-KONZERN

Nachhaltiges Wachstum und hohe Erträge prägen seit der Unternehmensgründung die Entwicklung von FJA. Auch im Geschäftsjahr 2002 konnte das Unternehmen wieder deutlich stärker als der Markt wachsen.

GESCHÄFTSVERLAUF

Der Markt für Versicherungssoftware war 2002 von zwei zentralen Themen geprägt: Zum einen stand die Implementierung der im Zuge der Rentenreform entwickelten Versicherungsprodukte für die private und betriebliche Altersvorsorge im Vordergrund. Zum anderen erhöhte sich nicht zuletzt aufgrund der ungünstigen Entwicklung der Aktienmärkte der Druck auf die Versicherer, ihre internen Kosten zu senken.

FJA hat daher auch im Geschäftsjahr 2002 wieder stark in die Weiterentwicklung der Standardsoftware FJA Life Factory® sowie in die Entwicklung neuer Softwarelösungen investiert. Mit der erweiterten Produktpalette und den ergänzten Funktionalitäten konnte das Unternehmen seine Position als führender Anbieter von Softwarelösungen für die Versicherungsbranche wie geplant weiter ausbauen. Im Bereich betriebliche Altersvorsorge konnten wichtige Aufträge bei namhaften Versicherern gewonnen werden. Für die neu entwickelte Software der Zulagenverwaltung bei den sogenannten Riester-Renten entschieden sich mehr als 20 Kunden.

Zugleich wurden mehrere Aufträge im In- und Ausland für die neue Thin-Client Version der FJA Life Factory® akquiriert. Mit dieser neuen Technologie bieten wir unseren Kunden ein Instrument, das es ihnen ermöglicht, ihre Geschäftsprozesse schlanker und effizienter zu gestalten, um so erhebliche Einsparpotenziale zu realisieren.

Planmäßig verlief auch die Ausweitung der Auslandsaktivitäten. Neue Aufträge für die FJA Standardsoftware erhielt das Unternehmen sowohl in Zentraleuropa als auch in den USA und Australien.

Die Zielscheibe, welche durch die geplanten Größen Jahresüberschuss, EBIT und Jahresumsatz vorgegeben war, konnte mit den erreichten Ergebnissen klar getroffen werden. Der Jahresüberschuss wurde im Vergleich zum Vorjahr um 21 Prozent auf 16,5 Mio. Euro gesteigert (2001: 13,6 Mio. Euro), das EBIT stieg um 24 Prozent auf 25,5 Mio. Euro (2001: 20,6 Mio. Euro) und der Jahresumsatz wuchs um 16 Prozent auf 130,2 Mio. Euro (2001: 111,9 Mio. Euro).

BILANZSTRUKTUR

Mit dem gestiegenen Geschäftsvolumen erhöhte sich im Geschäftsjahr 2002 auch die Konzernbilanzsumme um 14 Prozent auf 128,5 Mio. Euro. Die Eigenkapitalquote liegt unverändert bei 79 Prozent.

Dem internationalen Standard entsprechend wurden die fertigen und unfertigen Leistungen gemäß IAS 11 nach der „Percentage-of-Completion Methode" (Teilgewinnrealisierung) bewertet. Damit entspricht der Begriff „Umsatz" in diesem Berichtzeitraum dem im Vorjahr verwendeten Begriff „Gesamtleistung". Wir sind damit dem mehrfach geäußerten Wunsch, die im angelsächsischen Sprachraum übliche Terminologie anzuwenden, nachgekommen. Dadurch haben wir die Basis für einen vergleichbaren Bilanzwert geschaffen, der sowohl unseren Investoren als auch uns selber das Benchmarking ermöglicht.

Um die Transparenz unseres Zahlenwerkes noch zusätzlich zu erhöhen, haben wir im Zahlenteil die Position „Forderungen" aufgeschlüsselt und die noch nicht fakturierten Forderungen gesondert ausgewiesen. Damit bietet FJA eine wesentlich höhere Transparenz als viele Mitbewerber in der internationalen Peer Group.

SEGMENTBERICHTERSTATTUNG

Neben ihrem Hauptsitz in Deutschland ist die FJA AG mit Tochtergesellschaften in der Schweiz, Österreich und den USA vertreten. Zudem besteht eine Mehrheitsbeteiligung von 80 % an der FJA OdaTeam in Slowenien. Die Umsätze der Insiders Technologies GmbH wurden nicht konsolidiert, da es sich um eine Minderheitsbeteiligung handelt.

Schwerpunkte der Geschäftstätigkeit lagen im Jahr 2002 zum einen auf dem deutschen Markt, zum anderen auf der Ausweitung des Auslandsgeschäfts, die erfolgreich vorangetrieben werden konnte.

In Deutschland konzentrierten sich die Aktivitäten vorrangig auf den Bereich der privaten und betrieblichen Altersvorsorge. FJA konnte hier seine führende Stellung als Anbieter von Standardsoftware für Altersvorsorgeprodukte weiter ausbauen. Neue Kunden konnten sowohl für das Thin-Client Release der FJA Life Factory® als auch für die neu entwickelte Software für die Zulagenverwaltung gewonnen werden, für die sich über 20 Versicherer entschieden. Insgesamt betrug der Umsatz in Deutschland 117,5 Mio. Euro.

Die US-Tochter von FJA konnte im Jahr 2002 zwei wichtige Aufträge im englischsprachigen Raum gewinnen: In den USA entschied sich mit der UnitedHealth Gruppe einer der führenden amerikanischen Krankenversicherer für das Softwarepaket FJA Produkt Maschine in ihrer für den US-Markt adaptierten Form (US Product Machine). Einen weiteren Auftrag für die Lizenzierung und Implementierung dieser Software erhielt FJA-US in Australien von der Suncorp-Gruppe. Insgesamt wurde in den USA ein Umsatz von 4,5 Mio. Euro erzielt.

In der Schweiz erhielt FJA im Berichtsjahr unter anderem einen Großauftrag von der Basler Lebens-Versicherungs-Gesellschaft über einen zweistelligen Millionenbetrag (Sfr). Insgesamt erwirtschaftete FJA in der Schweiz einen Umsatz von 6,6 Mio. Euro.

Neugeschäft wurde auch in Österreich erfolgreich akquiriert. So entschied sich hier die BAWAG-Versicherung für SymAss, die von unserer slowenischen Tochter OdaTeam entwickelte Standardsoftware. Der Gesamtumsatz in Österreich belief sich 2002 auf 1,3 Mio. Euro. Beteiligt an dem neuen Projekt bei der Bawag ist auch die FJA OdaTeam d.o.o., die im Berichtsjahr einen Umsatz von rund 371.000 Euro erreichte.

KOSTEN UND ERLÖSE

Aufgrund des hohen Mitarbeiterwachstums wurde Anfang 2002 ein zusätzliches Bürogebäude in München angemietet und bezogen. Zugleich wurde in die Ausstattung der neugeschaffenen Arbeitsplätze investiert. Aufgrund dieser Sachanlagen sind die Kosten leicht gestiegen.

Die Einkaufspreise für bezogene Leistungen haben sich nur geringfügig verändert. In einigen Bereichen war ein leichter Anstieg zu verzeichnen. Die Preise für FJA Softwarelizenzen und die fakturierten Beratungsleistungen wurden marktkonform in moderatem Maße erhöht.

FORSCHUNG & ENTWICKLUNG UND INVESTITIONEN

Entscheidend für den wirtschaftlichen Erfolg von FJA ist es, neue Entwicklungen und Trends in der Versicherungsbranche frühzeitig zu erkennen und in innovative Softwarelösungen zu übertragen. Daher flossen im Jahr 2002 wieder umfangreiche Investitionen in die Bereiche Forschung und Entwicklung.

Ein großer Teil der Investitionen floss in das Kernprodukt von FJA, die Life Factory®. Mit dem Release 4.0, das im Mai fertiggestellt werden konnte, steht die Life Factory® jetzt erstmals in der kostensenkenden Thin-Client Technologie zur Verfügung. Im vierten Quartal folgte das Release 4.1, das neben der bereits im Release 4.0 enthaltenen Abwicklung des Neugeschäfts auch die komplette Bestandsführung umfasst.

Weitere Investitionen entfielen auf den Bereich der privaten und betrieblichen Altersvorsorge. Hier mussten einerseits Anpassungen größeren Umfangs an der FJA Life Factory® vorgenommen werden, da der Gesetzgeber einige gesetzliche Bestimmungen und Umsetzungsrichtlinien erst im Laufe des Jahres bekannt gab. Andererseits wurde in die Entwicklung der neuen Zulagenverwaltung für die Riester-Renten investiert.

Für den amerikanischen Markt wurde die Weiterentwicklung der US Product Machine mit Hochdruck vorangetrieben. Dieses System kann in allen Versicherungssparten eingesetzt werden und unterstützt die Versicherer bei der Entwicklung und Umsetzung innovativer Versicherungsprodukte.

Die 2002 gemeldeten Aufträge in den USA und in Australien bestärken uns in der Einschätzung, dass im englischsprachigen Raum Bedarf für eine derartige Standardsoftware vorhanden ist, die Versicherungsfachwissen mit dem aktuellsten IT Know-how verbindet.

Eine weitere Investition stellte die 35 %-Beteiligung an der Insiders Technologies GmbH dar. Dadurch wird die FJA-Produktpalette mit dem Insiders Produkt smartFIX um eine Software zur wissensbasierten Dokumentenerfassung und -verarbeitung erweitert, die unseren Kunden erhebliche Einsparpotenziale in ihren Geschäftsprozessen bietet. In den vergangenen Monaten wurde daher in die Anbindung dieser Software an die FJA Life Factory® und die FJA Zulagenverwaltung® investiert, um unseren Kunden diese neue Technologie zugänglich zu machen. Besonders interessant ist dies für Versicherer in allen Bereichen, in denen umfangreiches Datenmaterial, das entweder in Papierform oder als E-Mail vorliegt, erfasst und weiterverarbeitet werden muss. Dies ist beispielsweise bei Riesteranträgen, bei Bausparverträgen und vor allem auch bei der Leistungserstattung in der privaten Krankenversicherung der Fall.

Die Investitionen in Sachanlagen konzentrierten sich auf die Ausstattung des neu angemieteten Bürogebäudes in München.

MITARBEITER

Gegen den Trend in der IT-Branche konnte FJA auch im Jahr 2002 wieder über 100 neue Arbeitsplätze schaffen. Die Zahl der Mitarbeiter stieg damit von 861 im Vorjahr auf 973 zum 31.12.2002.

Begleitet wurde das überdurchschnittliche Mitarbeiterwachstum durch vielfältige Maßnahmen zur Personalentwicklung. Denn eine der Grundvoraussetzungen für den nachhaltigen

Erfolg des Unternehmens ist die stete Weiterbildung der Mitarbeiter sowie eine marktgerechte Vermittlung des vorhandenen Fachwissens. Daher wurde das Weiterbildungsangebot der FJA Akademie an die aktuellen Projekterfordernisse angepasst und um die neuesten Trends aus dem Versicherungs- und Softwarebereich ergänzt.

Vor dem Hintergrund der erhöhten Nachfrage nach Standardsoftware wurde mit dem Thema Entwicklung und Customizing von Standardsoftware ein neuer Schwerpunkt gesetzt.

Als sehr erfolgreich erwiesen sich auch 2002 wieder die umfangreichen Maßnahmen zur Mitarbeiterbindung. Insbesondere die im Herbst des Jahres aufgelegten Belegschaftsaktien erfreuten sich einer außerordentlich hohen Nachfrage: Rund 85 Prozent aller zur Teilnahme berechtigten Mitarbeiter nahmen an diesem Programm teil. Dies ist auch ein wichtiger Beleg für das Vertrauen der Mitarbeiter in das Unternehmen. Trotz des starken Mitarbeiterwachstums konnte die ohnehin schon niedrige Fluktuation im Vergleich zum Vorjahr nicht nur prozentual, sondern auch in absoluten Zahlen weiter gesenkt werden.

AUFTRAGSLAGE

Die Auftragslage war 2002 im Jahresdurchschnitt gut, wenngleich auch im Inland im vierten Quartal eine gewisse Investitionszurückhaltung bei den Versicherern zu beobachten war. Dennoch bestand insgesamt nicht nur eine hohe Auslastung durch bereits bestehende Projekte, sondern es konnten auch zahlreiche neue Aufträge gewonnen werden.

Im Bereich der privaten und betrieblichen Altersvorsorge konnte FJA seine führende Position als Anbieter von Standardsoftware weiter ausbauen. Hier stieß die neu entwickelte Standardsoftware zur Zulagenverwaltung bei Riester-Produkten auf eine sehr positive Resonanz.

Für diese Lösung entschieden sich über 20 Versicherer, Banken und Pensionskassen. Sie verwalten damit die Riesterzulagen für insgesamt 30 Anbieter von Riesterverträgen. Zudem erhielt das Unternehmen auch weitere wichtige Aufträge für die Lizenzierung und Implementierung der FJA Life Factory®. Im Bereich der betrieblichen Altersvorsorge erteilten der Parion-Verbund (Gothaer Lebensversicherung) und der Deutsche Herold FJA Großaufträge für die Softwareausrüstung von Pensionskassen und Pensionsfonds. Die Versicherungskammer Bayern und die Öffentliche Lebensversicherung Braunschweig entschieden sich für das neue Thin-Client Release der FJA Life Factory®.

Doch auch außerhalb des Altersvorsorgebereichs konnte FJA neue Aufträge verzeichnen. Im Geschäftsfeld Migration beauftragte die Vereinigte Postversicherung (VPV) FJA mit der

Überführung der Lebensversicherungsbestände der ehemaligen Kölner Postversicherung in die bei der VPV installierte Standardsoftware FJA Life Factory®. Im Bereich Portallösungen erhielt das Unternehmen von der Dialog-Lebensversicherung (AMB Generali Gruppe) den Auftrag zur Lieferung eines internetbasierten Serviceportals zur Unterstützung der freien Vermittler.

Erfreulich entwickelte sich in der zweiten Jahreshälfte die Nachfrage nach FJA Software im Ausland. Die für den angelsächsischen Markt adaptierte Produkt Maschine (US Product Machine) konnte nicht nur bei der UnitedHealth Gruppe, einem der größten Krankenversicherer in den USA, platziert werden, sondern auch bei der Suncorp-Gruppe in Australien, zu der unter anderem die sechstgrößte Bank sowie der zweitgrößte Schadenversicherer des Landes gehören. In Zentraleuropa erteilte die Basler Lebens-Versicherungs-Gesellschaft FJA einen Großauftrag für die Lizenzierung und Implementierung der Thin-Client Version der FJA Life Factory® in der Schweiz. In Österreich entschied sich die BAWAG-Versicherung für Standardsoftware von FJA.

DIVIDENDE UND VORGÄNGE VON BESONDERER BEDEUTUNG

Wie in den vergangenen Jahren hat FJA seine Aktionäre auch für das Geschäftsjahr 2001 über die Dividende wieder am Unternehmenserfolg beteiligt. Dem Hauptversammlungsbeschluss vom 11. Juli 2002 entsprechend wurde an alle Aktionäre eine Dividende von 0,60 Euro pro Aktie ausgeschüttet. Dies entspricht einer Steigerung zum Vorjahr von 50 Prozent.

Nach der erfolgreichen Integration der FJA Innosoft GmbH in die FJA Feilmeier & Junker GmbH wurden beide Unternehmen mit dem Handelsregistereintrag vom 27. September 2002 rückwirkend zum 1. Januar 2002 endgültig verschmolzen. Das gesamte Geschäft der FJA Innosoft inklusive aller Mitarbeiter ist damit in die FJA Feilmeier & Junker GmbH übergegangen, um die Strukturen in der Gruppe zu verschlanken und Kosten zu reduzieren.

Aufgrund der angekündigten Neuordnung der Aktienindizes durch die Deutsche Börse wurde im Dezember die Aufnahme in den Prime Standard beantragt. Die Zulassung erfolgte noch im Dezember, so dass die FJA AG mit Wirkung vom 1. Januar 2003 im Prime Standard gelistet ist.

Nach Abschluss des Geschäftsjahres haben sich keine Vorgänge von besonderer Bedeutung ereignet.

RISIKEN

In den letzten beiden Jahren hat FJA in hohem Maße von der durch die Rentenreform ausgelösten Sonderkonjunktur im Bereich der privaten und betrieblichen Altersvorsorge profitiert. Aufgrund der demografischen Entwicklung in Deutschland und Zentraleuropa ist davon auszugehen, dass dieser Bereich auch langfristig weiter wachsen wird und neue Produkte hinzukommen werden, die wieder neue Softwarelösungen erfordern.

Das Geschäftsmodell von FJA und die Art der Kundenbeziehungen, verbunden mit der zeitkritischen Umsetzung strategischer Projekte haben dazu geführt, dass sich die Bilanzposition Forderungen in diesem Jahr noch einmal erhöht hat. Entsprechend der IAS Vorschrift 11 („Percentage-of-Completion Methode") werden fertige und unfertige Erzeugnisse als Umsatz verbucht und unter der Position „noch nicht fakturierte Forderungen" erfasst. In der Vergangenheit lag der Forderungsausfall bei FJA unterhalb des Promillebereichs und war daher nicht signifikant, darüber hinaus sind sämtliche Investitionen durch die hohe Eigenkapitalausstattung des Unternehmens abgesichert. Daher besteht hier aus unserer Sicht kein erhöhtes Risiko. Dennoch strebt FJA an, die Bilanzposition Forderungen mittelfristig prozentual zum Umsatz zu senken.

Die immer schneller werdenden Innovationszyklen in der Informationstechnologie und die steten Veränderungen in der Finanzdienstleistungsbranche bergen generell die Gefahr, dass neue Trends nicht rechtzeitig erkannt oder falsch beurteilt werden. Diesem Risiko begegnet FJA durch die enge Zusammenarbeit und Abstimmung mit den Kunden, die traditionell als Partner des Unternehmens gesehen werden. Eine weitere Absicherung ist durch die sorgfältige Beobachtung der Märkte und das starke Engagement in den entscheidenden Gremien der Branche gegeben. Zusätzlich steht dem Unternehmen seit Oktober 2002 ein Wissenschaftlicher Chefberater zur Seite, der FJA bei der Identifizierung und Umsetzung neuer Produkttrends unterstützt. So ist die Innovationsfähigkeit des Unternehmens und die Spitzenstellung der FJA-Produkte auch zukünftig gesichert.

Trotz der insgesamt etwas entspannteren Situation auf dem Arbeitsmarkt herrscht ein unverändert starker Wettbewerb um qualifizierte Mitarbeiter, die die besonderen IT- und versicherungsfachlichen Anforderungen von FJA erfüllen. Dem damit verbundenen Kostenrisiko kann sich das Unternehmen nicht komplett entziehen, doch wird angestrebt, die Abhängigkeit vom Arbeitsmarkt durch die interne Entwicklung und Weiterqualifizierung der bereits bei FJA beschäftigten Mitarbeiter zu reduzieren und in verstärktem Maße selbst Fachkräfte heranzuziehen.

AUSBLICK

Trotz der anhaltend schwierigen Wirtschaftslage in Deutschland und der gedämpften Prognosen für die Gesamtwirtschaft und speziell auch für die Softwarebranche, sehen wir zuversichtlich in die Zukunft. Daher gehen wir aus heutiger Sicht davon aus, dass FJA auch im Geschäftsjahr 2003 wieder stärker als der Gesamtmarkt wachsen und ein zehnprozentiges Ertragswachstum erreichen wird.

Unsere Strategie für die nächsten Jahre sieht erstens die Weiterentwicklung und Ergänzung unserer Standardsoftware für Lebens- und Krankenversicherungen vor. Zweitens wollen wir unsere führende Stellung im Wachstumssegment private und betriebliche Altersversorgung noch weiter ausbauen. Und drittens wollen wir die internationale Expansion noch stärker vorantreiben und zugleich Geschäftsfelder wie Portallösungen, Migration und das Testen von Software weiter ausbauen.

Im Bereich der Standardsoftware haben wir im Jahr 2002 mit der Umstellung der FJA Life Factory® auf Thin-Client Technologie und mit der Beteiligung an der Insiders Technologies GmbH wichtige Voraussetzungen geschaffen, um unsere bestehenden und potenziellen neuen Kunden bei der Bewältigung der sogenannten „1-Percent-Challenge" zu unterstützen. Diese neue Herausforderung an die Versicherungsbranche bedeutet, dass die Unternehmen künftig ihre Verwaltungskosten drastisch senken müssen, um ihre Wettbewerbsfähigkeit zu erhalten.

Mit der im neuesten Release der FJA Life Factory® umgesetzten Thin-Client Technologie bieten wir unseren Kunden die Möglichkeit, über das Internet in Analogie zum Online-Banking den Endkunden in die Abwicklung einfacherer Geschäftsvorfälle einzubeziehen. Gleichzeitig werden dadurch die internen Prozesse optimiert und die Kosten gesenkt.

Zusätzliche Einsparpotenziale können wir unseren Kunden auch mit unseren Außendienst- und Portallösungen sowie mit smartFIX bieten, einer von Insiders Technologies entwickelten Software zur wissensbasierten Dokumentenerfassung und -verarbeitung. Hier sehen wir einen weiteren wichtigen Ansatzpunkt, um unseren Kunden effiziente Lösungen zur Bewältigung der anstehenden Herausforderungen in der Versicherungsbranche zu liefern.

Eine weitere Herausforderung, der sich die Branche stellen muss, ist die für die erste Jahreshälfte angekündigte Gesundheitsreform. Die geforderte Erhöhung der Eigenleistung der Versicherten in der gesetzlichen Krankenversicherung und die dringend notwendige Kostensenkung und Effizienzsteigerung werden den Bedarf nach neuen Softwarelösungen erheblich steigern, die die veränderten Geschäftsprozesse abbilden können und die notwendigen Einsparpotenziale bieten. Mit der Health Factory® ist FJA bestens aufgestellt, um diesen Markt abzudecken.

Einen wachsenden Markt sehen wir auch für unsere Migrationslösungen, da mit der zunehmenden Konsolidierung in der Versicherungsbranche immer häufiger Versicherungsbestände zusammengeführt werden müssen.

Der obige Lagebericht gilt sowohl für die FJA AG als auch für den FJA-Konzern.

München, 06. März 2003

GEWINN- UND VERLUSTRECHNUNG

KONZERN-GEWINN- UND VERLUSTRECHNUNG NACH IAS FÜR DEN ZEITRAUM VOM 1. JANUAR BIS 31. DEZEMBER 2002 UND 2001

		01.01.-31.12.2002	01.01.-31.12.2001
		EURO	EURO
Umsatzerlöse		130.212.415	94.940.781
Bestandsveränderung an fertigen und unfertigen Leistungen		0	17.003.856
Gesamtleistung		**130.212.415**	**111.944.637**
Aufwendungen für bezogene Leistungen/Materialaufwand		-5.680.619	-9.943.233
Personalaufwand	VII.26[1]	-66.668.562	-56.230.505
Sonstige betriebliche Erträge	VII.1	1.608.311	3.305.588
Sonstige betriebliche Aufwendungen	VII.2	-28.097.896	-23.846.176
Abschreibungen auf immaterielle Vermögensgegenstände des Anlagevermögens und Sachanlagen	VII.3	-5.892.576	-4.674.774
Betriebsergebnis		**25.481.073**	**20.555.537**
Zinserträge/-aufwendungen		2.010.869	1.748.969
Beteiligungserträge/-verluste	VII.4	4.655	27.065
Erträge/Aufwendungen aus assoziierten Unternehmen	VII.5	-149.214	0
Währungsgewinne/-verluste		-459.400	-115.302
Ergebnis vor Ertragsteuern		**26.887.983**	**22.216.269**
Steuern vom Einkommen und Ertrag	VII.6	-10.385.138	-8.581.843
Ergebnis vor Minderheitenanteilen		**16.502.845**	**13.634.426**
Minderheitenanteile	VII.22	-15.552	-18.554
Überschuss		**16.487.293**	**13.615.872**
Ergebnis je Aktie (unverwässert)	VII.7	2,16	1,78
Ergebnis je Aktie (verwässert)	VII.7	2,16	1,78
Durchschnittlich im Umlauf befindliche Aktien (unverwässert)		7.650.000	7.650.000
Durchschnittlich im Umlauf befindliche Aktien (verwässert)		7.650.000	7.655.926

1) Textziffer für weitere Erläuterungen im Anhang (Tz.)

BILANZ

KONZERNBILANZ NACH IAS ZUM 31. DEZEMBER 2002 UND 2001

AKTIVA

			31.12.2002		31.12.2001
			EURO		EURO
Kurzfristige Vermögensgegenstände					
Liquide Mittel			8.448.997		7.729.585
Wertpapiere des Umlaufvermögens	VII.9[1]		25.651.903		35.232.241
Forderungen aus Lieferungen und Leistungen	VII.10		70.780.209		26.135.266
in Rechnung gestellte Forderungen		16.585.741		26.135.266	
noch nicht fakturierte Forderungen		54.194.468		0	
Vorräte*	VII.11		0		22.383.581
Rechnungsabgrenzungsposten und sonstige kurzfristige Vermögensgegenstände	VII.12		5.889.528		3.903.307
Kurzfristige Vermögensgegenstände, gesamt			**110.770.637**		**95.383.980**
Langfristige Vermögensgegenstände					
Sachanlagevermögen	VII.13		13.071.437		12.382.050
Immaterielle Vermögensgegenstände	VII.14		0		0
Assoziierte Unternehmen	VII.15		725.786		0
Finanzanlagen	VII.16		53.810		49.567
Geschäfts- und Firmenwert	VII.14		3.543.571		4.126.479
Latente Steuern	VII.6		0		270.000
Sonstige Vermögensgegenstände			345.657		315.959
Langfristige Vermögensgegenstände, gesamt			**17.740.261**		**17.144.055**
Aktiva, gesamt			**128.510.898**		**112.528.035**

1) Textziffer für weitere Erläuterungen im Anhang (Tz.)
* Ab 2002 sind die Vorräte unter noch nicht fakturierte Forderungen ausgewiesen

KONZERNBILANZ NACH IAS ZUM 31. DEZEMBER 2002 UND 2001

PASSIVA

		31.12.2002	31.12.2001
		EURO	EURO
Kurzfristige Verbindlichkeiten			
Kurzfristige Darlehen und kurzfristiger Anteil an langfristigen Darlehen	VII.17[1]	451.641	451.641
Verbindlichkeiten aus Lieferungen und Leistungen	VII.18	2.033.775	1.792.767
Rückstellungen	VII.19	6.618.571	8.282.260
Verbindlichkeiten aus Ertragsteuern	VII.6	643.887	5.611.720
Sonstige kurzfristige Verbindlichkeiten	VII.20	11.745.227	4.013.732
Kurzfristige Verbindlichkeiten, gesamt		**21.493.101**	**20.152.120**
Langfristige Verbindlichkeiten			
Langfristige Darlehen	VII.17	451.641	903.282
Latente Steuern	VII.6	4.111.441	626.318
Pensionsrückstellungen	VII.21	1.153.469	1.043.905
Minderheitsanteile	VII.22	68.928	66.127
Langfristige Verbindlichkeiten, gesamt		**5.785.479**	**2.639.632**
Eigenkapital			
Gezeichnetes Kapital der FJA AG	VII.23	7.650.000	7.650.000
Kapitalrücklage der FJA AG	VII.23	53.945.589	53.945.589
Konzerngewinnrücklagen		49.555	59.096
Bilanzgewinn		40.146.427	28.250.048
Kumuliertes sonstiges Gesamtergebnis	VII.25	-559.253	-168.450
Eigenkapital		**101.232.318**	**89.736.283**
Passiva, gesamt		**128.510.898**	**112.528.035**

1) Textziffer für weitere Erläuterungen im Anhang (Tz.)

KAPITALFLUSSRECHNUNG

KONZERNKAPITALFLUSSRECHNUNG NACH IAS FÜR DEN ZEITRAUM VOM 1. JANUAR BIS 31. DEZEMBER 2002 UND 2001

	2002	2001
	EURO	EURO
Ergebnis nach Ertragsteuern	16.487.293	13.615.872
Ertragsteuern	10.385.138	8.581.843
Gewinn vor Ertragsteuern	**26.872.431**	**22.197.715**
Anpassungen zur Überleitung des Ergebnisses zum Cash Flow aus betrieblicher Tätigkeit		
Abschreibungen auf Anlagevermögen	5.892.573	4.674.773
Verlust aus Abgang von Finanzanlagen	0	1.533.875
Veränderung der assoziierten Unternehmen nach der Equity-Methode	149.214	0
Veränderung der Finanzanlagen nach der Equity-Methode	-4.243	-27.065
Erhöhung der Pensionsrückstellungen	109.564	94.543
Zinserträge	-2.116.534	-1.862.348
Zinsaufwendungen	105.665	113.379
Veränderung der:		
Vorräte	22.383.581	-16.986.371
Forderungen aus Lieferungen und Leistungen	-44.644.943	-663.086
sonstigen Vermögensgegenstände und Rechnungsabgrenzungsposten	-2.015.919	-570.898
sonstigen Rückstellungen	-1.663.689	-1.888.340
Verbindlichkeiten aus Lieferungen und Leistungen	241.008	1.406.655
sonstigen Verbindlichkeiten und passiven Rechnungsabgrenzungsposten	7.731.495	55.644
Gezahlte Ertragsteuern	-11.205.478	-4.564.698
Cash Flow aus betrieblicher Tätigkeit	**1.834.725**	**3.513.778**

Fortsetzung Tabelle: gegenüberliegende Seite

Fortsetzung Tabelle

	2002	2001
	EURO	EURO
Cash Flow aus dem Investitionsbereich		
Kauf/Verkauf von Wertpapieren des Umlaufvermögens	8.557.003	1.454.821
Mittelabfluss aufgrund des Erwerbs der OdaTeam	0	-467.634
Investitionen in Finanzanlagen	-875.000	-3.000
Erlöse aus Abgang von Finanzanlagen	0	511.293
Investitionen in Sachanlagen	-6.292.106	-10.218.061
Erlöse aus Abgang von Sachanlagen	151.578	330.561
Cash Flow aus dem Investitionsbereich	**1.541.475**	**-8.392.020**
Cash Flow aus dem Finanzierungsbereich		
Rückzahlung/Aufnahme kurzfristiger Finanzschulden	-451.641	-451.641
Gewinnausschüttungen	-4.590.000	-3.072.240
Gewinnausschüttungen an Minderheiten	-10.891	0
Erhaltene Zinsen	2.116.534	1.362.348
Gezahlte Zinsen	-105.665	-113.379
Cash Flow aus dem Finanzierungsbereich	**-3.041.663**	**-2.274.912**
Zahlungsunwirksame wechselkursbedingte Änderungen	384.875	173.009
Veränderung der liquiden Mittel	**719.412**	**-6.980.145**
Liquide Mittel zu Beginn des Berichtszeitraums	7.729.585	14.709.730
Liquide Mittel zum Ende des Berichtszeitraums	8.448.997	7.729.585

EIGENKAPITALENTWICKLUNG

KONZERNEIGENKAPITALENTWICKLUNG NACH IAS FÜR DEN ZEITRAUM VOM 1. JANUAR BIS 31. DEZEMBER 2001 UND 2002

	Gezeichnetes Kapital	Kapitalrücklage	Konzerngewinnrücklagen	Konzerngewinn	Kumuliertes sonstiges Gesamtergebnis	Eigenkapital
	EURO	EURO	EURO	EURO	EURO	EURO
Stand 01.01.2001	**7.650.000**	**53.945.589**	**54.022**	**17.706.416**	**25.460**	**79.381.487**
Kapitalerhöhung						0
Ausschüttung				-3.072.240		-3.072.240
Überschuss				13.615.872		13.615.872
Sonstige			5.074			5.074
Bewertung der Wertpapiere					-336.728	-336.728
Währungsdifferenzen					142.818	142.818
Stand 31.12.2001	**7.650.000**	**53.945.589**	**59.096**	**28.250.048**	**-168.450**	**89.736.283**
Kapitalerhöhung						0
Kauf eigener Anteile						0
Ausschüttung				-4.590.000		-4.590.000
Überschuss				16.487.293		16.487.293
Sonstige			-10.455			-10.455
Einstellung in die Gewinnrücklage			914	-914		0
Bewertung der Wertpapiere					-630.965	-630.965
Währungsdifferenzen					240.162	240.162
Stand 31.12.2002	**7.650.000**	**53.945.589**	**49.555**	**40.146.427**	**-559.253**	**101.232.318**

ANHANG

I. GRUNDSÄTZE DER RECHNUNGSLEGUNG

Die Konzernabschlüsse 2001 und 2002 wurden nach den zum Bilanzstichtag 31. Dezember 2002 geltenden International Accounting Standards (IAS) und International Financial Reporting Standards (IFRS) des International Accounting Standards Board (IASB) erstellt.

Die Voraussetzungen für die Befreiung von der Aufstellung eines Konzernabschlusses nach deutschen Rechnungslegungsvorschriften sind nach § 292 a HGB erfüllt. Aus diesem Grund wurde dieser Bericht um die Angaben ergänzt, die zur Befreiung von der Aufstellungspflicht eines Konzernabschlusses und Konzernlageberichts nach deutschem Recht notwendig sind.

Die Unternehmen im Konsolidierungskreis haben einheitliche Bilanzierungs- und Bewertungsmethoden angewandt.

Die Währung für die Berichterstattung 2002 ist Euro (€) nach der deutschen Zahlenschreibweise.

II. ÄNDERUNGEN VON BILANZIERUNGS- UND AUSWEISGRUNDSÄTZEN

Ab dem Jahr 2002 werden gewisse unfertige Aufträge nach IAS 11 zu Verkaufswerten bewertet. Im Vorjahr wurden solche Aufträge zu Herstellkosten bewertet. Wenn die unfertigen Aufträge im Vorjahr zu Verkaufswerten bewertet worden wären, wäre der Jahresüberschuss um T€ 725 höher gewesen.

Ab dem Jahr 2002 sind die Vorräte unter noch nicht fakturierte Forderungen innerhalb der Forderungen aus Lieferungen und Leistungen ausgewiesen und der Ausweis eines Teils der Rückstellungen erfolgt gemäß IAS 37 unter den sonstigen kurzfristigen Verbindlichkeiten.

III. GRUNDSÄTZE DER KONSOLIDIERUNG

1. Tochterunternehmen

Tochterunternehmen, bei denen der FJA AG unmittelbar oder mittelbar die Mehrheit der Stimmrechte zusteht, werden vollkonsolidiert.

Somit wurden zu den jeweiligen Bilanzstichtagen folgende Unternehmen vollkonsolidiert:

- FJA AG, München (FJA AG)
- FJA Feilmeier & Junker GmbH, München (FJA Deutschland)
- FJA Innosoft GmbH, München* (FJA Innosoft)
- FJA Feilmeier & Junker AG, Zürich, Schweiz (FJA Schweiz)
- FJA Feilmeier & Junker GesmbH, Wien, Österreich (FJA Österreich)
- FJA-US Inc., New York, U.S.A. (FJA-US)
- FJA Akademie GmbH, München (FJA Akademie)
- FJA OdaTeam d.o.o., Maribor, Slowenien (FJA OdaTeam)
- FJA bAV Service GmbH, München (FJA Service)

* Mit Wirkung zum 1. Januar 2002 wurde die FJA Innosoft auf die FJA Deutschland verschmolzen.

Alle oben genannten Gesellschaften mit Ausnahme der FJA OdaTeam und der FJA Service werden zu 100 % unmittelbar oder mittelbar von der FJA AG gehalten. Die FJA OdaTeam und die FJA Service werden zu 80 % unmittelbar von der FJA AG gehalten. Das Jahresergebnis 2002 und das Eigenkapital zum 31. Dezember 2002 der Tochtergesellschaften nach den Grundsätzen der Bilanzierung und Bewertung der jeweiligen Länder sind wie folgt:

	Eigenkapital zum 31.12.2002	Jahresergebnis 2002
	TSD EURO	TSD EURO
FJA Deutschland	20.861	8.091
FJA Schweiz	7.867	1.543
FJA Österreich	3.113	940
FJA-US	-5.582	-2.624
FJA Akademie	15	11
FJA OdaTeam	185	40
FJA Service	157	38

2. Assoziierte Unternehmen

Assoziierte Unternehmen, bei denen der FJA AG unmittelbar oder mittelbar zwischen 20 % und 50 % der Stimmrechte zusteht, werden im Konzernabschluss nach der Equity-Methode bilanziert.

Zum 31. Dezember 2002 wurde folgendes Unternehmen nach der Equity-Methode bilanziert:

- INSIDERS Technologies GmbH, Kaiserslautern (INSIDERS)

Zum 1. Juli 2002 hat die FJA AG 35 % des Stammkapitals der INSIDERS erworben.

Das Jahresergebnis 2002 und das Eigenkapital zum 31. Dezember 2002 der INSIDERS sind wie folgt:

	Eigenkapital zum 31.12.2002	Jahresergebnis 2002
	TSD EURO	TSD EURO
INSIDERS	1.007	-356

3. Konsolidierungsmethoden

Der Konzernabschluss basiert auf den von unabhängigen Abschlussprüfern testierten Einzelabschlüssen der FJA AG und der einbezogenen Tochter- und assoziierten Unternehmen.

Transaktionen zwischen einbezogenen Unternehmen werden im Rahmen der Konsolidierung eliminiert.

Die Kapitalkonsolidierung erfolgt nach der Benchmarkmethode des IAS 22. Dabei werden die Anschaffungskosten der erworbenen Anteile mit dem beizulegenden Zeitwert des anteiligen Eigenkapitals des Tochterunternehmens zum Erwerbszeitpunkt verrechnet.

Für die Unternehmen, die vor dem 1. Januar 1995 erworben wurden, wurde gemäß den Übergangsregelungen des IAS 22 die Verrechnung der bei der Kapitalkonsolidierung entstandenen Firmenwerte mit den Rücklagen beibehalten. Betroffen hiervon sind die Firmenwerte der FJA Deutschland und der FJA Schweiz.

Für die Unternehmen, die nach dem 1. Januar 1995 erworben wurden, wurden gemäß IAS 22 die entstandenen Firmenwerte aktiviert und über zehn Jahre linear abgeschrieben. Betroffen hiervon sind die Firmenwerte der FJA Innosoft, der FJA-US sowie der FJA OdaTeam.

Die FJA Österreich wurde im Jahr 1996 mit einem Grundkapital von ATS 1.000.000,00 gegründet. Die FJA Akademie wurde im Jahr 2000 mit einem Grundkapital in Höhe von Euro 25.000,00 gegründet. Die FJA Service wurde im Jahr 2001 zum Buchwert erworben. Es entstanden hierbei keine Firmenwerte.

Assoziierte Unternehmen werden nach der Equity-Methode bilanziert. Die Equity-Methode ist eine Bilanzierungsmethode, bei der die Anteile an einem Unternehmen zunächst mit den Anschaffungskosten gebucht werden und in der Folge entsprechend dem Anteil des Anteilseigners am sich ändernden Reinvermögen des Beteiligungsunternehmens berichtigt werden. Die Gewinn- und Verlustrechnung zeigt den Anteil des Anteilseigners am Erfolg des Beteiligungsunternehmens. Beim Erwerb der INSIDERS im Jahr 2002 entstand ein Firmenwert in Höhe von T€ 398, der über zehn Jahre abgeschrieben wird.

IV. GRUNDSÄTZE UND AUSWIRKUNGEN DER WÄHRUNGSUMRECHNUNG

Die Währungsumrechnung ausländischer Abschlüsse in Euro erfolgte gemäß IAS 21 nach dem Konzept der „funktionalen Währung". Die funktionale Währung ist in der Regel die Landeswährung.

Die Umrechnung der Bilanzposten erfolgte zu Mittelkursen am Bilanzstichtag. Die Posten der Gewinn- und Verlustrechnung wurden mit den Jahresdurchschnittskursen bewertet. Währungsdifferenzen aus der Umrechnung des Nettovermögens mit gegenüber dem Vorjahr veränderten Kursen werden erfolgsneutral behandelt.

	Mittelkurs am Bilanzstichtag		Jahresdurchschnittskurs	
	31.12.2002	31.12.2001	2002	2001
	EURO	EURO	EURO	EURO
1 USD	0,9539	1,1287	1,0572	1,1155
1 SFR	0,6875	0,6747	0,6817	0,6618
1000 SIT	4,2758	4,4687	4,3516	4,5648

In den Einzelabschlüssen werden Forderungen sowie Geldbestände und Bankguthaben in fremder Währung entsprechend IAS 21 zum Geldkurs, Fremdwährungsverbindlichkeiten zum Briefkurs am Bilanzstichtag in die funktionale Währung umgerechnet.

V. GRUNDSÄTZE DER BILANZIERUNG UND BEWERTUNG

Entgeltlich erworbene **immaterielle Vermögensgegenstände** werden mit ihren Anschaffungskosten angesetzt und planmäßig linear über ihre voraussichtliche Nutzungsdauer oder höchstens bis zum Erlöschen des Rechts abgeschrieben.

Forschungskosten werden gemäß IAS 38 als laufender Aufwand gebucht. In gleicher Weise werden **Entwicklungskosten** im Konzern, angefallen durch Leistungen der FJA-Mitarbeiter, behandelt, da die Voraussetzungen des IAS 38 für die Aktivierung nicht vollständig erfüllt sind.

Sachanlagen werden mit ihren Anschaffungs- oder Herstellungskosten aktiviert und planmäßig entsprechend der voraussichtlichen Nutzungsdauer linear abgeschrieben. Reparaturkosten werden als laufender Aufwand gebucht.

Den planmäßigen Abschreibungen des Sachanlagevermögens liegen im Wesentlichen folgende Nutzungsdauern zugrunde:

	Nutzungsdauer in Jahren
Hardware	3-4
Software	3
Fahrzeuge	5
Fremdeinbauten	5 oder 10
Sonstige Betriebs- und Geschäftsausstattung	10

Finanzanlagen beinhalten zum 31. Dezember 2002 im Wesentlichen eine Arbeitsgemeinschaft, die gemäß IAS 31 nach der Equity-Methode bilanziert wird, und eine Beteiligung, die gemäß IAS 39 zum Marktpreis bilanziert wird. Erträge und Aufwendungen aus der Arbeitsgemeinschaft werden unter den Erträgen bzw. Aufwendungen aus Beteiligungen gezeigt.

Assoziierte Unternehmen werden nach der Equity-Methode bilanziert. Die Equity-Methode ist eine Bilanzierungsmethode, bei der die Anteile an einem Unternehmen zunächst mit den Anschaffungskosten gebucht werden und in der Folge entsprechend dem Anteil des Anteilseigners am sich ändernden Reinvermögen des Beteiligungsunternehmens berichtigt werden. Die Gewinn- und Verlustrechnung zeigt den Anteil des Anteilseigners am Erfolg des Beteiligungsunternehmens.

Noch nicht fakturierte Forderungen werden in Abhängigkeit von der Art der zugrundeliegenden Projekte nach der „Percentage-of-Completion Methode" bzw. nach IAS 11 zu Verkaufswerten bewertet. Erforderlichenfalls wird zu niedrigeren erzielbaren Werten am Bilanzstichtag bewertet.

Forderungen aus Lieferungen und Leistungen sowie andere Forderungen und Rechnungsabgrenzungsposten werden zum Nennbetrag angesetzt. Erkennbare Risiken sind durch angemessene Wertberichtigungen berücksichtigt.

Wertpapiere des Umlaufvermögens werden gemäß IAS 39 zum Marktpreis am Bilanzstichtag bewertet. Die Differenz zwischen Marktwert und Anschaffungskosten abzüglich entfallender latenter Steuern wird erfolgsneutral erfasst.

Liquide Mittel umfassen Kassenbestände und Guthaben bei Kreditinstituten, die im Zeitpunkt ihrer Anschaffung bzw. Anlage eine Restlaufzeit von drei oder weniger Monaten hatten.

Rückstellungen für Pensionen und ähnliche Verpflichtungen werden gemäß IAS 19 nach dem Anwartschaftsbarwertverfahren errechnet. Der noch nicht aufwandsmäßig verrechnete Überleitungsbetrag zwischen Anwartschaftsbarwert und Rückstellungen, der sich aus den versicherungsmathematisch ermittelten Verlusten in Zusammenhang mit Änderungen der Rechnungslegungsannahmen ergibt, wird über die durchschnittliche Restdienstzeit der Berechtigten amortisiert, soweit er den Korridor von 10 % des Anwartschaftsbarwertes übersteigt.

In den **anderen Rückstellungen** sind gemäß IAS 37 alle erkennbaren Risiken und ungewissen Verpflichtungen in Höhe ihres wahrscheinlichen Eintritts berücksichtigt. Rückstellungen werden abgezinst, sofern der Zinseffekt wesentlich ist.

Steuerabgrenzungen werden gemäß IAS 12 auf unterschiedliche Wertansätze von Aktiva und Passiva in IAS- und Steuerbilanz, auf Konsolidierungsvorgänge und auf realisierbare Verlustvorträge berechnet. Aktivische Steuerabgrenzungen sind nur insoweit angesetzt, als die damit verbundenen Steuergutschriften wahrscheinlich eintreten.

Verbindlichkeiten aus Lieferungen und Leistungen sowie **sonstige Verbindlichkeiten** werden zu fortgeführten Anschaffungskosten angesetzt.

Erlöse werden zu dem Zeitpunkt gebucht, zu dem die Leistungen erbracht worden sind.

Kosten für **Firmen- und Produktwerbung** werden als laufender Aufwand gebucht.

Zinsen und sonstige Kosten auf Fremdkapital werden als laufender Aufwand gebucht.

Die Erstellung der Konzernjahresabschlüsse nach allgemein anerkannten Rechnungslegungsgrundsätzen verlangt **Einschätzungen** und **Annahmen** durch den Vorstand, welche die im Abschluss ausgeführten Erträge, Aufwendungen, Vermögenswerte, Verbindlichkeiten und Eventualverbindlichkeiten zum Zeitpunkt der Bilanzierung beeinflussen. Die tatsächlichen Zahlen können von den geschätzten Beträgen, die nach bestem Wissen getroffen wurden, abweichen.

Wichtige Unterschiede zwischen HGB und IAS

Die vorliegenden Konzernjahresabschlüsse wurden nach den International Accounting Standards (IAS) des International Accounting Standards Board (IASB) erstellt. IAS weichen in verschiedenen Punkten von den deutschen Grundsätzen im Handelsgesetzbuch (HGB) ab. Diese für die Konzernabschlüsse relevanten Unterschiede zwischen Bilanzierung nach IAS und HGB werden im folgenden aufgezeigt:

Unrealisierte Wertverluste und -gewinne bei Wertpapieren

Nach IAS können nicht realisierte Wertschwankungen bei zum Verkauf stehenden Wertpapieren erfolgsneutral im Eigenkapital angesetzt werden.

Nach HGB gilt für Wertpapiere des Umlaufvermögens das strenge Niederstwertprinzip. Demnach sind unrealisierte Wertverluste ertragswirksam in der Gewinn- und Verlustrechnung zu erfassen, während Gewinne erst bei Realisierung gebucht werden dürfen.

Noch nicht fakturierte Forderungen

Nach IAS werden Aufträge, wenn bestimmte Voraussetzungen erfüllt sind, nach der „Percentage-of-Completion Methode" bewertet.

Nach HGB werden sie mit den Anschaffungs- bzw. Herstellkosten bewertet.

Sachanlagen

Nach IAS müssen planmäßige Abschreibungen den Nutzenverschleiß widerspiegeln. Zugänge von Anlagengegenständen mit einer über das einzelne Wirtschaftsjahr hinaus gehenden geschätzten Nutzungsdauer werden über ihre geschätzte Nutzungsdauer abgeschrieben. Spezielle Abschreibungen, die rein steuerrechtlich motiviert sind, sind nach IAS grundsätzlich nicht erlaubt. Unternehmen, die nach HGB bilanzieren, orientieren sich bei der Bemessung der Abschreibungen für das Sachanlagevermögen häufig an den für steuerliche Zwecke zulässigen zugrunde gelegten Abschreibungsgrundsätzen. Zulässig sind sowohl die lineare als auch die degressive Abschreibungsmethode.

Latente Steuern

Es besteht gemäß IAS Aktivierungspflicht für aktivische latente Steuern, unabhängig ihres Ursprungs, und Passivierungspflicht für passivische latente Steuern. Aktive latente Steuerabgrenzungsposten werden auf die Wahrscheinlichkeit ihrer Realisierung hin überprüft und, falls erforderlich, angemessen abgewertet.

Nach deutschen Grundsätzen werden aktive latente Steuerabgrenzungsposten, die auf einem steuerlichen Verlustvortrag basieren, nicht angesetzt. Nur sich aus den Bewertungsunterschieden zwischen handelsrechtlichen und steuerlichen Vorschriften ergebende aktive latente Steuerabgrenzungsposten dürfen angesetzt werden. Eine Rückstellung ist für die passive latente Steuerabgrenzung zu bilden.

Pensionsrückstellungen

Pensionsrückstellungen werden gemäß IAS 19 nach dem Anwartschaftsbarwertverfahren errechnet. Der noch nicht aufwandsmäßig verrechnete Überleitungsbetrag zwischen Anwartschaftsbarwert und Rückstellungen, der sich aus den versicherungsmathematisch ermittelten Verlusten in Zusammenhang mit Änderungen der Rechnungslegungsannahmen ergibt, wird über die durchschnittliche Restdienstzeit der Berechtigten amortisiert, soweit er den Korridor von 10 % des Anwartschaftsbarwertes übersteigt.

Im HGB werden die Pensionsrückstellungen mit dem Teilwert gemäß § 6 a EStG unter Verwendung der Richttafeln 1998 von Dr. K. Heubeck (Zinssatz 6 %) bilanziert.

Fremdwährungsumrechnungen

Nach IAS sind Verbindlichkeiten und Forderungen in Fremdwährungen zum Bilanzstichtagskurs umzurechnen. Unrealisierte Gewinne und Verluste sind erfolgswirksam zu berücksichtigen.

Nach deutschen Grundsätzen sind Gewinne nur zu berücksichtigen, wenn sie am Abschlussstichtag realisiert sind.

Wichtige Unterschiede zwischen US-GAAP und IAS

US-GAAP und HGB unterscheiden sich nicht wesentlich im Hinblick auf die Umsatzrealisierung. Nach IAS Rechnungslegung unter Anwendung der „Percentage-of-Completion Methode“ wird der entsprechende Umsatzanteil in Kundenprojekten ausgewiesen, was dazu führt, dass die US-Gesellschaft mit einem positiven Ergebnis von T€ 44 abschließt.

VI. SEGMENTBERICHTERSTATTUNG

Die Segmente wurden nach geographischen Gesichtspunkten bezogen auf den Sitz der jeweiligen Konzerngesellschaft dargestellt, weil Chancen und Risiken wesentlich regional geprägt sind.

Die Darstellung einer weitergehenden Segmentierung ist unterblieben. Zum einen überschneiden sich die einzelnen Tätigkeitsfelder und sind nicht eindeutig abzugrenzen. Zum anderen bestünde auf Grund des überschaubaren Kundenkreises die Gefahr einer wettbewerbsschädlichen Transparenz der Kundenbeziehungen.

Der Umsatz/die Gesamtleistung gliedert sich wie folgt:

	2002	2001
	TSD EURO	TSD EURO
Bundesrepublik Deutschland	117.475	98.936
Österreich	1.300	2.713
Schweiz	6.561	8.136
Vereinigte Staaten von Amerika	4.505	1.914
Slowenien	371	246
	130.212	**111.945**

Die gesamten Aktiva gliedern sich wie folgt auf:

	2002	2001
	TSD EURO	TSD EURO
Bundesrepublik Deutschland	119.474	106.816
Österreich	1.371	1.455
Schweiz	3.287	2.831
Vereinigte Staaten von Amerika	4.072	1.120
Slowenien	307	306
	128.511	**112.528**

Die gesamten Abschreibungen des Anlagevermögens gliedern sich wie folgt auf:

	2002	2001
	TSD EURO	TSD EURO
Bundesrepublik Deutschland	4.780	3.591
Österreich	113	97
Schweiz	199	229
Vereinigte Staaten von Amerika	161	145
Slowenien	57	42
	5.310	**4.104**
Goodwill	582	571
	5.892	**4.675**

Die Zugänge zu den Sachanlagen gliedern sich wie folgt auf:

	2002	2001
	TSD EURO	TSD EURO
Bundesrepublik Deutschland	6.690	8.711
Österreich	20	248
Schweiz	89	110
Vereinigte Staaten von Amerika	15	1.083
Slowenien	57	66
	6.871	**10.218**

Das gesamte Fremdkapital abzüglich der Steuerrückstellungen und der Rückstellungen für latente Steuern gliedert sich wie folgt auf:

	2002	2001
	TSD EURO	TSD EURO
Bundesrepublik Deutschland	20.184	14.169
Österreich	446	567
Schweiz	1.235	1.162
Vereinigte Staaten von Amerika	514	552
Slowenien	145	105
	22.524	**16.555**

VII. ERLÄUTERUNGEN ZU EINZELNEN POSITIONEN

1. Sonstige betriebliche Erträge

	2002	2001
	TSD EURO	TSD EURO
Kfz-Überlassung	354	270
Versicherungsentschädigungen	227	21
Erträge aus der Auflösung von Rückstellungen	190	2.765
Gewinne aus dem Abgang von Gegenständen des Anlagevermögens	63	43
Erträge aus der Auflösung von Einzelwertberichtigungen	17	44
Übrige	757	163
	1.608	**3.306**

2. Sonstige betriebliche Aufwendungen

	2002	2001
	TSD EURO	TSD EURO
Geringwertige Wirtschaftsgüter	939	633
Bürobedarf	166	169
Beratung, Buchführung und Aufsichtsrat	1.815	1.140
Weiterbildung	566	726
Personalgewinnung	1.556	2.088
Raumkosten	9.935	7.290
Werbekosten	1.037	1.328
Reisekosten	3.491	3.362
Kraftfahrzeugkosten	572	483
Kommunikationskosten	859	1.075
Literatur	102	110
IT-Aufwand	1.146	1.263
Verlust aus Abgang von Finanzanlagen	0	1.534
Sonstige Steuern	30	7
Übrige	5.884	2.638
	28.098	**23.846**

3. Abschreibungen auf immaterielle Vermögensgegenstände des Anlagevermögens und Sachanlagen

	2002	2001
	TSD EURO	TSD EURO
Abschreibungen auf Geschäfts- und Firmenwert (Tz. 14)	582	571
Abschreibungen auf Sachanlagen (Tz. 13)	5.310	4.104
	5.892	**4.675**

4. Beteiligungsergebnis

Das Beteiligungsergebnis betrifft die Bewertung der Arbeitsgemeinschaft nach der Equity-Methode.

5. Aufwendungen aus assoziierten Unternehmen

Die Aufwendungen aus assoziierten Unternehmen betreffen die Bewertung der INSIDERS nach der Equity-Methode und setzen sich wie folgt zusammen:

	2002
	TSD EURO
Anteil am Jahresfehlbetrag	125
Abschreibungen auf Firmenwert	24
	149

6. Ertragsteuern

Die Berechnung der Ertragsteuern nach IAS 12 beinhaltet die Berechnung von Steuerabgrenzungen auf unterschiedliche Wertansätze von Aktiva und Passiva in IAS- und Steuerbilanz, auf Konsolidierungsvorgänge und auf realisierbare Verlustvorträge. Bei aktivischen Steuerabgrenzungen wird ein Abschlag vorgenommen, wenn die Realisierung des erwarteten Steuervorteils als nicht wahrscheinlich eingeschätzt wird.

Der Gewinn vor Ertragsteuern teilt sich wie folgt auf:

	2002	2001
	TSD EURO	TSD EURO
Deutschland	21.753	19.721
Andere Länder	5.135	2.495
	26.888	**22.216**

Der Steueraufwand ergibt sich aus den nachfolgend aufgeführten Bestandteilen:

	2002	2001
	TSD EURO	TSD EURO
Laufende Ertragsteueraufwendungen		
Deutschland	5.233	6.723
Andere Länder	1.004	1.398
Summe der laufenden Ertragsteuern	**6.237**	**8.121**
Latente Steuern	4.148	461
	10.385	**8.582**

Überleitungsrechnung vom Gewinn vor Ertragsteuern auf die ausgewiesenen Ertragsteuern:

	2002		2001	
	TSD EURO	%	TSD EURO	%
Gewinn vor Ertragsteuern	26.888	100	22.216	100
Gewerbeertragsteuern in Deutschland	-2.882	-11	-3.661	-16
Gewinn nach deutscher Gewerbeertragsteuer	**24.006**	**89**	**18.555**	**84**
Errechnete Körperschaftsteuer[1)]	-6.002	-22	-4.639	-21
Steuerminderungen in Zusammenhang mit Ausschüttungen in Deutschland	758	3	803	4
Solidaritätszuschlag zur deutschen Körperschaftsteuer	-288	-1	-211	-1
Anpassungen	-1.983	-7	-874	-4
Gewerbeertragsteuern in Deutschland	-2.870	-11	-3.661	-16
	-10.385	**-39**	**-8.582**	**-38**

1) Berechnung mit dem in der Bundesrepublik Deutschland geltenden Körperschaftsteuersatz im Jahr 2002 und im Jahr 2001 von 25 %.

Die Anpassungen ergeben sich aus den latenten Steuern, den unterschiedlichen Steuersätzen zwischen den deutschen und den ausländischen Gesellschaften und der Berücksichtigung von in Deutschland notwendigen Zu- und Abrechnungen zur Ermittlung des steuerpflichtigen Einkommens.

Die Steuerabgrenzungen sind den folgenden Bilanzpositionen zuzuordnen:

	31.12.2002			31.12.2001		
	TSD EURO	TSD EURO	TSD EURO	TSD EURO	TSD EURO	TSD EURO
	aktivisch[1]	passivisch[1]	kumuliertes sonstiges Gesamtergebnis	aktivisch[1]	passivisch[1]	kumuliertes sonstiges Gesamtergebnis
Steuerliche Verlustvorträge	0	0	0	270	0	0
Sachanlagen	0	564	0	0	524	0
Vorräte	0	0	0	0	-3	0
Noch nicht fakturierte Forderungen		3.653				
Forderungen	0	140	0	0	223	0
Wertpapiere	0	0	687	0	0	295
Pensionsrückstellungen	0	-125	0	0	-103	0
Andere Rückstellungen	0	-121	0	0	-15	0
	0	**4.111**	**687**	**270**	**626**	**295**

1) Bilanzielle Aufrechnung von aktivischen und passivischen Posten der Steuerabgrenzung sind auf Gesellschaftsebene nur dann zulässig, wenn es sich um Ertragsteuern handelt, die an dieselbe Steuerbehörde zu entrichten sind.

Der latente Steueraufwand setzt sich wie folgt zusammen:

	2002	2001
	TSD EURO	TSD EURO
Steuerabgrenzungen auf:		
Steuerliche Verlustvorträge	0	158
Sonstige Unterschiede zwischen Handels- und Steuerbilanz	4.148	303
	4.148	**461**

7. Ergebnis je Aktie

Das unverwässerte Ergebnis je Aktie für das Geschäftsjahr 2002 ist Euro 2,16 (2001: Euro 1,78).

Das unverwässerte Ergebnis je Aktie errechnet sich, indem der Konzerngewinn durch die gewichtete Anzahl der ausgegebenen Aktien geteilt wird. Für das Geschäftsjahr 2002 ist die gewichtete Anzahl der ausgegebenen Aktien 7.650.000 (2001: 7.650.000).

Das verwässerte Ergebnis je Aktie für das Geschäftsjahr 2002 ist Euro 2,16 (2001: Euro 1,78).

Das verwässerte Ergebnis je Aktie wird unter der Annahme ermittelt, dass sämtliche im Umlauf befindlichen Optionsrechte ausgeübt werden, so dass das maximale Verwässerungspotential aufgezeigt wird. Da zum 31. Dezember 2002 der Börsenkurs der FJA AG-Aktie unter dem Ausübungspreis lag, wirkten gemäß IAS 33 allerdings die Optionsrechte im Geschäftsjahr 2002 nicht verwässernd. Für das Geschäftsjahr 2001 war die gewichtete Anzahl der Aktien für die Berechnung des verwässerten Ergebnisses 7.655.926.

8. Dividende je Aktie

Der Vorstand und Aufsichtsrat werden der Hauptversammlung vorschlagen, eine Dividende von rund TSD Euro 5.355 auszuschütten. Dies entspricht beim derzeitigen Kapital einer Dividende von rund Euro 0,70 je Aktie.

Nach deutschem Handelsrecht kann das Mutterunternehmen, die FJA AG, eine Ausschüttung an die Aktionäre nur aus ihrem Bilanzgewinn, dagegen nicht aus dem Konzerngewinn vornehmen. Zum 31. Dezember 2002 beträgt der Bilanzgewinn der FJA AG TSD Euro 10.658.

9. Wertpapiere des Umlaufvermögens

	2002	2001
	TSD EURO	TSD EURO
Anschaffungskosten		
Stand 01.01.	35.864	37.327
Abgänge	-9.244	-1.463
Stand 31.12.	**26.620**	**35.864**
Wertberichtigungen		
Stand 01.01.	632	8
Zugänge	336	632
Abgänge	0	-8
Stand 31.12.	**968**	**632**
Buchwert 31.12.	**25.652**	**35.232**

Die Wertpapiere werden zum Marktpreis am Bilanzstichtag bewertet und die Differenz zwischen Marktwert und Anschaffungskosten abzüglich entfallender latenter Steuern erfolgsneutral erfasst.

10. Forderungen aus Lieferungen und Leistungen

	31.12.2002	31.12.2001
	TSD EURO	TSD EURO
in Rechnung gestellte Forderungen	16.586	26.135
noch nicht fakturierte Forderungen	54.194	0
	70.780	**26.135**

Ab dem Jahr 2002 sind die Vorräte unter den noch nicht fakturierten Forderungen innerhalb der Forderungen aus Lieferungen und Leistungen ausgewiesen.

Die noch nicht fakturierten Forderungen werden in Abhängigkeit von der Art der zugrundeliegenden Projekte nach der „Percentage-of-Completion Methode" bzw. zu Verkaufswerten gemäß IAS 11 bewertet. Erforderlichenfalls wird zu niedrigeren erzielbaren Werten am Bilanzstichtag bewertet.

Die Forderungen aus Lieferungen und Leistungen sind kurzfristig. Die Bilanzwerte der Forderungen aus Lieferungen und Leistungen entsprechen den Marktwerten.

11. Vorräte

	31.12.2002	31.12.2001
	TSD EURO	TSD EURO
Unfertige Leistungen	0	14.739
Fertige Leistungen	0	7.645
	0	**22.384**

12. Rechnungsabgrenzungsposten und sonstige kurzfristige Vermögensgegenstände

	31.12.2002	31.12.2001
	TSD EURO	TSD EURO
Körperschaftsteuer	2.575	2.082
Gewerbesteuer	1.796	471
Zinsen	0	500
Erstattungsanspruch Schweizer Quellensteuer	237	237
Debitorische Kreditoren	153	44
Übrige	636	415
Sonstige kurzfristige Vermögensgegenstände	**5.397**	**3.749**
Rechnungsabgrenzungsposten	493	154
	5.890	**3.903**

Die Zeile „Übrige" enthält eine Vielzahl unterschiedlicher Positionen aus den Bilanzen der Gesellschaften des Konsolidierungskreises.

Unter den aktivischen Rechnungsabgrenzungsposten werden insbesondere die Teilbeträge der im Berichtsjahr gezahlten Versicherungen, Mieten und Pachten erfasst, die erst im Folgejahr zu Aufwendungen werden.

13. Sachanlagen

	Bauten auf fremden Grundstücken	Hardware und Software	Betriebs- und Geschäfts- ausstattung	Anlagen im Bau	Gesamt
	TSD EURO	TSD EURO	TSD EURO	TSD EURO	TSD EURO
Anschaffungskosten					
Stand 01.01.2002	4.612	13.631	5.005	578	23.826
Umbuchungen	578	0	0	-578	0
Zugänge	555	4.160	1.578	0	6.293
Abgänge	-2	-426	-295	0	-723
Währungsdifferenzen	-121	-30	-36	0	-187
Stand 31.12.2002	**5.622**	**17.335**	**6.252**	**0**	**29.209**
Abschreibungen					
Stand 01.01.2002	886	8.455	2.103	0	11.444
Zugänge	679	3.935	696	0	5.310
Abgänge	-2	-411	-158	0	-571
Währungsdifferenzen	-15	-18	-12	0	-45
Stand 31.12.2002	**1.548**	**11.961**	**2.629**	**0**	**16.138**
Buchwert 31.12.2001	3.726	5.176	2.902	578	12.382
Buchwert 31.12.2002	**4.074**	**5.374**	**3.623**	**0**	**13.071**

14. Immaterielle Vermögensgegenstände und Geschäfts- und Firmenwert

	Lizenzen	Geschäfts- und Firmenwert	Gesamt
	TSD EURO	TSD EURO	TSD EURO
Anschaffungskosten			
Stand 01.01.2002	205	5.758	5.963
Zugänge	0	0	0
Stand 31.12.2002	**205**	**5.758**	**5.963**
Abschreibungen			
Stand 01.01.2002	205	1.632	1.837
Zugänge	0	582	582
Stand 31.12.2002	**205**	**2.214**	**2.419**
Buchwert 31.12.2001	0	4.126	4.126
Buchwert 31.12.2002	**0**	**3.544**	**3.544**

15. Assoziierte Unternehmen

Der Ausweis betrifft die Beteiligung an der INSIDERS und setzt sich wie folgt zusammen:

	TSD EURO
Stand 01.01.2002	0
Zugang 2002	875
Anteil an Jahresfehlbetrag 2002	-125
Sonstige	-24
Stand 31.12.2002	**726**

Die FJA AG hat sich mit 35 % am Stammkapital von T€ 200 der INSIDERS beteiligt. Der Kaufpreis betrug T€ 875. Der Erwerb erfolgte durch eine Kapitalerhöhung bei der INSIDERS.

FJA AG stehen gegenüber der INSIDERS Wissenbasierte Systeme GmbH, Mainz Call Optionen zum Erwerb weiterer Geschäftsanteile im Nennbetrag von entweder € 50.000 (Call Option 1) oder € 102.000 (Call Option 2) an der INSIDERS zur Verfügung. FJA AG stehen außerdem gegenüber einem weiteren Gesellschafter Call Optionen zum Erwerb weiterer Geschäftsanteile im Nennbetrag von entweder € 6.600 (Call Option 1 G) oder € 13.000 (Call Option 2 G) an der INSIDERS zur Verfügung. Der Kaufpreis wird jeweils anhand einer Formel berechnet, die im Vertrag festgelegt ist.

FJA AG kann die Call Optionen frühestens zwei Jahre nach Eintragung der oben genannten Kapitalerhöhung in das Handelsregister („Zwei-Jahres-Frist") binnen drei Monaten nach Ablauf der zuvor genannten Zwei-Jahres-Frist ausüben.

16. Finanzanlagen

	Beteiligung Live Insurance Inc.	Beteiligung an Arbeitsgemeinschaft	Sonstige	Gesamt
	TSD EURO	TSD EURO	TSD EURO	TSD EURO
Anschaffungskosten				
Stand 01.01.2002	53	47	3	103
Zugänge	0	4	0	4
Abgänge	0	0	0	0
Stand 31.12.2002	**53**	**51**	**3**	**107**
Wertberichtigungen				
Stand 01.01.2002	53	0	0	53
Zugänge	0	0	0	0
Stand 31.12.2002	**53**	**0**	**0**	**53**
Buchwert 31.12.2001	0	47	3	50
Buchwert 31.12.2002	0	51	3	54

Die FJA-US ist mit 2,5 % am Grundkapital der Live Insurance Inc., New York, USA beteiligt. Aufgrund der finanziellen Lage der Gesellschaft ist die Beteiligung im Jahr 2000 in vollem Umfang wertberichtigt worden. Der Marktwert der Beteiligung kann nicht ermittelt werden, da sie nicht börsennotiert ist. Bei der Beteiligung an der Arbeitsgemeinschaft handelt es sich um Anteile an einem Unternehmen, das gemeinschaftlich mit anderen Unternehmen geleitet wird (jointly controlled entity). Der Zugang resultiert aus der Bewertung der Beteiligung nach der Equity-Methode.

17. Finanzschulden

	31.12.2002	31.12.2001
	TSD EURO	TSD EURO
Verbindlichkeiten gegenüber Kreditinstituten:		
Restlaufzeit:		
Bis zu einem Jahr	452	452
1 - 5 Jahre	452	903
Über 5 Jahre	0	0
	904	**1.355**

Unter den Finanzschulden werden Geld- und Kreditverbindlichkeiten gegenüber Dritten ausgewiesen.

Finanzschulden nach wesentlichen Einzelposten:

Art	Kredit-währung	TSD EURO		Zinssatz		Fälligkeit
		2002	2001	2002	2001	
Bankkredit	EURO	597	895	4,80	4,80	30.06.2004
Bankkredit	EURO	307	460	4,80	4,80	30.06.2004
		904	**1.355**			

18. Verbindlichkeiten aus Lieferungen und Leistungen

Verbindlichkeiten aus Lieferungen und Leistungen haben eine Restlaufzeit bis zu einem Jahr. Die Bilanzwerte der Verbindlichkeiten aus Lieferungen und Leistungen entsprechen den Marktwerten. Die Verbindlichkeiten aus Lieferungen und Leistungen beinhalten Verbindlichkeiten gegenüber der INSIDERS in Höhe von T€ 496.

19. Rückstellungen

	31.12.2001	Umgliederung	Verbrauch	Auflösung	Zuführung	31.12.2002
	TSD EURO	TSD EURO	TSD EURO	TSD EURO	TSD EURO	TSD EURO
Garantieleistungen	1.139		0	32	63	1.170
Tantieme	2.428	2.428	0	0	0	0
Urlaub	2.208	2.208	0	0	0	0
Zu erwartende Eingangsrechnungen	467	0	384	83	163	163
Rückstellung für fehlende Kosten	688	0	688	0	4.410	4.410
Überstunden	567	567	0	0	0	0
Prüfungs- und Beratungskosten	274	0	261	13	446	446
Beiträge zu Berufsgenossenschaften	226	226	0	0	0	0
Aufsichtsratsvergütung	113	0	113	0	152	152
Hauptversammlungskosten	60	0	60	0	45	45
Übrige	112		50	62	233	233
	8.282	**5.429**	**1.556**	**190**	**5.512**	**6.619**

Ab dem Jahr 2002 erfolgt der Ausweis eines Teils der Rückstellungen gemäß IAS 37 unter den sonstigen kurzfristigen Verbindlichkeiten.

20. Sonstige kurzfristige Verbindlichkeiten

	31.12.2002	31.12.2001
	TSD EURO	TSD EURO
Steuerverbindlichkeiten	1.238	2.469
Verbindlichkeiten im Rahmen der sozialen Sicherheit	1.346	1.083
Urlaub	2.277	0
Überstunden	534	0
Tantieme	3.757	0
Berufsgenossenschaft	267	0
Kreditorische Debitoren	852	42
Übrige Verbindlichkeiten	1.194	111
Sonstige Verbindlichkeiten	11.465	3.705
Rechnungsabgrenzungsposten	280	309
	11.745	**4.014**

Die Zeile „Übrige" enthält eine Vielzahl unterschiedlicher Posten aus den Bilanzen der Gesellschaften des Konsolidierungskreises.

Sonstige Verbindlichkeiten haben eine Restlaufzeit bis zu einem Jahr.

21. Rückstellungen für Pensionen

	31.12.2002	31.12.2001
	TSD EURO	TSD EURO
Pensionsverpflichtungen	1.153	1.044

Es bestehen einzelvertragliche leistungsorientierte Direktzusagen.

Die Verpflichtungen werden gemäß IAS 19 nach dem Anwartschaftsbarwertverfahren (sogenannte Projected Unit Credit Method) ermittelt, und zwar unter Berücksichtigung zukünftiger Anwartschafts- und Rentensteigerungen.

Der noch nicht verteilte Überleitungsbetrag zwischen Anwartschaftsbarwert und Rückstellungen beträgt TSD Euro 90. Dieser ergibt sich aus den versicherungsmathematisch ermittelten Gewinnen in Zusammenhang mit Änderungen der Rechnungslegungsannahmen. Soweit er den Korridor von 10 % des Anwartschaftsbarwertes übersteigt, wird über die durchschnittliche Restdienstzeit der Berechtigten amortisiert.

Die Berechnungen wurden unter Ansatz der Richttafeln von Dr. Klaus Heubeck von 1998 und folgender Prämissen durchgeführt:

	2002	2001
	% p.a.	% p.a.
Rechnungszinsfuß	5,95	6,0
Gehaltstrend	2,5	2,5
Rentensteigerung (feste EURO-Beträge)	4,5 alle 3 Jahre	5,0 alle 3 Jahre
Rentensteigerung (Beamtenanpassung)	2,5	2,5

Fluktuationswahrscheinlichkeiten wurden nicht berücksichtigt.

Der Aufwand für leistungsbezogene Pensionspläne setzt sich wie folgt zusammen:

	31.12.2002	31.12.2001
	TSD EURO	TSD EURO
Kosten für die im Geschäftsjahr hinzuerworbenen Leistungen	50	44
Zinskosten auf den Anwartschaftsbarwert	59	53
Amortisation des Überleitungsbetrags	0	-2
Gesamtaufwand	**109**	**95**

Entwicklung der Rückstellungen für Pensionen:

	2002	2001
	TSD EURO	TSD EURO
Rückstellungen zum 01.01	1.044	949
Gesamtaufwand	109	95
Verbrauch	0	0
Rückstellungen zum 31.12	**1.153**	**1.044**

Die folgende Tabelle verknüpft den Netto-Anwartschaftsbarwert mit der Rückstellung für Pensionen und dem Überleitungsbetrag:

	31.12.2002	31.12.2001
	TSD EURO	TSD EURO
Netto-Anwartschaftsbarwert	1.063	983
Überleitungsbetrag	90	61
Rückstellung nach IAS 19	**1.153**	**1.044**

22. Anteile Minderheitsgesellschafter

	TSD EURO
Stand 01.01.2002	66
Ausschüttung	-11
Anteil an Jahresüberschuss 2002	16
Sonstige	-2
Stand 31.12.2002	**69**

23. Gezeichnetes Kapital und Kapitalrücklage

Das gezeichnete Kapital beträgt zum 31. Dezember 2002 unverändert Euro 7.650.000,00. Es ist in 7.650.000 auf den Namen lautenden Stückaktien mit einem rechnerischen Anteil am Grundkapital von je Euro 1,00 eingeteilt. Jede Aktie gewährt ein Stimmrecht. Vorzugsaktien sind nicht ausgegeben.

Die Kapitalrücklage beträgt zum 31. Dezember 2002 unverändert Euro 53.945.589,00.

Die FJA AG hat zwischen dem 27. September und 15. November 2002 15.792 Aktien zum Gesamtpreis von T€ 245 erworben und an 752 Mitarbeiter der verbundenen Unternehmen im Rahmen der Überlassung von Vermögensbeteiligungen an Arbeitnehmer (§ 19 a EStG) zum Gesamtwert von T€ 113 weitergegeben.

Es bestehen folgendes genehmigtes und bedingtes Kapital, eingetragen im Handelsregister:

Der Vorstand ist ermächtigt, das Grundkapital der FJA AG bis zum 18. Juli 2007 mit Zustimmung des Aufsichtsrats einmal oder mehrmals um insgesamt bis zu Euro 3.825.000 gegen Bar- und/oder Sacheinlage zu erhöhen, wobei das Bezugsrecht der Aktionäre ausgeschlossen werden kann (Genehmigtes Kapital 2002/I).

Das Grundkapital ist um bis zu Euro 180.000 zur Erfüllung des Aktienoptionsplans 2000 bedingt erhöht (Bedingtes Kapital 2000/I): Die Hauptversammlung vom 05. Juli 2001 hat den betreffenden § 5, Abs. 6 der Satzung geändert.

24. Aktienoptionsprogramm

Der Vorstand wurde durch Beschluss der a. o. Hauptversammlung am 17. Januar 2000 ermächtigt, insgesamt bis zu 180.000 Optionsrechte, zum Bezug von Stückaktien der FJA AG im Rahmen eines Aktienoptionsprogramms auszugeben. Zur Einlösung der Optionsrechte wurde das Grundkapital um nominal bis zu Euro 180.000,00 bedingt erhöht.

Im Februar 2000 wurden 100.750 Optionsrechte mit einem Ausübungspreis von Euro 48 ausgegeben. Im Jahr 2002 wurden 6.750 weitere Optionsrechte mit einem Ausübungspreis von Euro 37,42 ausgegeben, ferner sind bzw. werden wegen Ausscheidens weitere 5.000 gelöscht. Die erste Ausübung ist zwei Jahre nach Ausgabe möglich. Zum Zeitpunkt der erstmaligen Ausübungsmöglichkeit dürfen 33 %, nach einem weiteren Jahr 66 % und zwei Jahre nach der erstmaligen Ausübungsmöglichkeit 100 % der zugeteilten Optionen ausgeübt werden. Die Optionsrechte verfallen nach sieben Jahren.

Die Optionsrechte können nur ausgeübt werden, wenn die Kursentwicklung der Aktie der FJA AG die Entwicklung des Neuen Markt Indexes „Nemax-All-Share-Kursindex-Xetra" übertrifft.

Die Hauptversammlung am 5. Juli 2001 hat für die noch nicht ausgegebenen Optionsrechte u. a. den Ausübungspreis neu festgelegt. Der Ausübungspreis ist der Platzierungspreis für Privatanleger oder der durchschnittliche Schlusskurs der FJA-Aktie an den letzten fünf Börsentagen vor Ausgabe der Optionsrechte, sofern Letzterer zum Zeitpunkt der Ausgabe der Optionsrechte unterhalb des Platzierungspreises für Privatanleger liegt.

25. Kumuliertes sonstiges Gesamtergebnis

Das kumulierte sonstige Gesamtergebnis setzt sich wie folgt zusammen:

	31.12.2002	31.12.2001
	TSD EURO	TSD EURO
Bewertung der Wertpapiere	-967	-336
Währungsdifferenzen	408	168
	-559	**-168**

26. Angaben zu Personal

Im Jahresdurchschnitt beschäftigte Mitarbeiter:

	2002	2001
Deutschland	732	613
Schweiz, Österreich, Slowenien	104	96
Vereinigte Staaten von Amerika	19	24
	855	**733**

Personalaufwand:

	2002	2001
	TSD EURO	TSD EURO
Löhne und Gehälter	57.205	48.707
Soziale Abgaben	8.625	7.029
Personalaufwendungen ohne Altersversorgung	65.830	55.736
Aufwendungen für Altersversorgung	839	495
	66.669	**56.231**

Soziale Abgaben enthalten insbesondere die Arbeitgeberanteile zur Sozialversicherung sowie Berufsgenossenschaftsbeiträge.

In den **Aufwendungen für Altersversorgung** sind vor allem die Zuführungen zu Pensionsrückstellungen und sonstigen Alterssicherungssystemen enthalten.

27. Sonstige Steuern

Die sonstigen Steuern werden unter den sonstigen betrieblichen Aufwendungen ausgewiesen.

28. Sonstige finanzielle Verpflichtungen

Es bestehen bis 2007 folgende Verpflichtungen aus langfristigen Leasing-, Miet- und Wartungsverträgen:

	2002	2001
Jahr nach der Ausgabe	TSD EURO	TSD EURO
1. Jahr	9.871	9.335
2. Jahr	8.202	7.833
3. Jahr	7.189	7.248
4. Jahr	4.854	6.465
5. Jahr	4.641	4.506
	34.757	**35.387**

Bei den genannten Zahlen handelt es sich um Nominalwerte.

29. Haftungsverhältnisse

Es bestehen drei Patronatserklärungen.

Der Tochtergesellschaft FJA-US wird zugesichert, sie finanziell so auszustatten, dass sie den bestehenden und künftigen Verpflichtungen in 2003 nachkommen kann. Das Risiko kann betragen Euro 3,5 Mio.

Zwei Patronatserklärungen wurden als Durchführungsgarantie von Projekten gegenüber Dritten abgegeben. Das Risiko kann betragen Euro 1,3 Mio.

30. Angaben zu Aufsichtsrat und Vorstand

Aufsichtsratsmitglieder sind:
Prof. Dr. Elmar Helten, Vorsitzender, Universitätsprofessor

Aufsichtsratsmitglied der Delta Direkt Lebensversicherung AG, München, der Lebensversicherung von 1871 AG, München, der Trias Versicherungs AG, München, der Berlinische Lebensversicherung AG, Wiesbaden, der Europäische Reiseversicherung AG, München, der BHW Holding AG, Berlin sowie der FidesSecur Versicherungsmakler GmbH, München

Herr Thomas Nievergelt, lic. iur., Stellvertretender Vorsitzender, Rechtsanwalt und Notar, Gemeindepräsident von Samedan

Verwaltungsratspräsident der Academia Engiadina, Samedan, Verwaltungsrats-mitglied der Roland Berger AG, Zürich sowie der FJA Schweiz, Zürich,

Präsident des Stiftungsrats der Fundaziun von Planta, Samedan sowie der Engadiner Lehrwerkstatt für Schreiner, Samedan

Prof. Dr. Helmut Köhler, Universitätsprofessor

Vorstandsmitglieder sind:

- Prof. Dr. Manfred Feilmeier, München, Chief Executive Officer
- Dipl. Inform. Rainer W. G. Herbers, Hürth-Stotzheim, Chief Operating Officer
- Dipl.-Wirtsch.-Ing. Michael Junker, Feldafing, Chief Research Officer
- Dr. Thomas Meindl, Penzberg, Chief Financial Officer
- Dr. Rolf Schwaneberg, München, Chief Human Resources Officer

Die Gesamtbezüge der Organmitglieder betrugen:

2002: Aufsichtsrat TSD Euro 177 und Vorstand TSD Euro 1.798

2001: Aufsichtsrat TSD Euro 122 und Vorstand TSD Euro 1.672

Anzahl Aktien und Optionen des Vorstands und Aufsichtsrats zum 31.12.2002:

	Anzahl Aktien	Anzahl Optionen
Vorstand		
Prof. Dr. Manfred Feilmeier	1.946.947	12.000
Michael Junker	1.946.947	12.000
Rainer W. G. Herbers	66.447	12.000
Dr. Thomas Meindl	28.506	12.000
Dr. Rolf Schwaneberg	0	12.000
Aufsichtsrat		
Prof. Dr. Elmar Helten	41.034	0
Prof. Dr. Helmut Köhler	1.285	0
Thomas Nievergelt	152	0

31. Erklärung zur zukünftigen Beachtung des Deutschen Corporate Governance Kodex

Im Dezember 2002 haben der Vorstand und Aufsichtsrat der FJA AG eine Erklärung nach § 161 AktG zur zukünftigen Beachtung des Deutschen Corporate Governance Kodex bei der FJA AG abgegeben, und im Internet unter www.fja.com/investor/index.htm bekannt gegeben.

BESTÄTIGUNGSVERMERK

Bestätigungsvermerk des Abschlussprüfers

Ich habe den von der FJA AG aufgestellten Konzernabschluss, bestehend aus Bilanz, Gewinn- und Verlustrechnung, Eigenkapitalveränderungsrechnung, Kapitalflussrechnung und Anhang für das Geschäftsjahr vom 01.01.2002 bis 31.12.2002 geprüft. Aufstellung und Inhalt des Konzernabschlusses liegen in der Verantwortung des Vorstands der Gesellschaft. Meine Aufgabe ist es, auf der Grundlage der von mir durchgeführten Prüfung zu beurteilen, ob der Konzernabschluss den International Accounting Standards (IAS) entspricht.

Ich habe meine Konzernabschlussprüfung nach den deutschen Prüfungsvorschriften und unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung sowie unter ergänzender Beachtung der International Standards on Auditing (ISA) vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass mit hinreichender Sicherheit beurteilt werden kann, ob der Konzernabschluss frei von wesentlichen Fehlaussagen ist. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Nachweise für die Wertansätze und Angaben im Konzernabschluss auf der Basis von Stichproben beurteilt. Die Prüfung beinhaltet die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses. Ich bin der Auffassung, dass meine Prüfung eine hinreichend sichere Grundlage für meine Beurteilung bildet.

Nach meiner Überzeugung vermittelt der Konzernabschluss in Übereinstimmung mit den IAS ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns sowie der Zahlungsströme des Geschäftsjahres.

Meine Prüfung, die sich auch auf den von dem Vorstand für das Geschäftsjahr vom 01.01.2002 bis 31.12.2002 aufgestellten Konzernlagebericht erstreckt hat, hat zu keinen Einwendungen geführt. Nach meiner Überzeugung gibt der Konzernlagebericht zusammen mit den übrigen Angaben des Konzernabschlusses insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar.

Außerdem bestätige ich, dass der Konzernabschluss und der Konzernlagebericht für das Geschäftsjahr vom 01.01.2002 bis 31.12.2002 die Voraussetzungen für eine Befreiung der Gesellschaft von der Aufstellung eines Konzernabschlusses und Konzernlageberichts nach deutschem Recht erfüllen.

München, den 10.03.2003



Dipl.-Kfm. Jürgen Risse
Wirtschaftsprüfer

IMPRESSUM

Gestaltung:
Bertsch & Bertsch GmbH, Frankfurt am Main

Fotos:
Stephan Sahm, München

Druck:
Mediahaus Biering, Grafischer Betrieb GmbH, München

ANSCHRIFT

FJA AG
Leonhard-Moll-Bogen 10
D-81373 München
Tel.: +49 (89) 7 69 01 - 0
Fax: +49 (89) 7 69 88 13

www.fja.com

KONTAKTE

Investor Relations
Tel.: +49 (89) 7 69 01 - 144
E-Mail: investor.relations@fja.com

Human Resources
Tel.: +49 (800) Jobs FJA (+49 (800) 5 62 73 52)
E-Mail: jobs@fja.com

Marketing
Tel.: +49 (89) 7 69 01 - 132
E-Mail: marketing@fja.com

Public Relations
Tel.: +49 (89) 7 69 01 - 517
E-Mail: presse@fja.com

STANDORTE

FJA AG
FJA Feilmeier & Junker GmbH
Leonhard-Moll-Bogen 10
D-81373 München
Tel.: +49 (89) 7 69 01-0
Fax: +49 (89) 7 69 88 13

FJA Feilmeier & Junker GmbH
Elsenheimerstraße 65
D-80687 München
Tel.: +49 (89) 7 69 01-0
Fax: +49 (89) 7 69 88 13

FJA Feilmeier & Junker GmbH
Kurfürstendamm 21
D-10719 Berlin
Tel.: +49 (30) 88 77 13-00
Fax: +49 (30) 88 77 13-13

FJA Feilmeier & Junker GmbH
Süderstraße 77
D-20097 Hamburg
Tel.: +49 (40) 23 60 05-0
Fax: +49 (40) 23 45 18

FJA Feilmeier & Junker GmbH
Wilhelmsplatz 11
D-70182 Stuttgart
Tel.: +49 (711) 24 89 61-0
Fax: +49 (711) 2 36 58 84

FJA Feilmeier & Junker GmbH
Sachsenring 83
D-50677 Köln
Tel.: +49 (221) 33 80-0
Fax: +49 (221) 9 32 17 30

FJA Akademie GmbH
Elsenheimerstraße 48
D-80687 München
Tel.: +49 (89) 5 78 79-0
Fax: +49 (89) 5 78 79-599

FJA bAV Service GmbH
Leonhard-Moll-Bogen 10
D-81373 München
Tel.: +49 (89) 7 69 01-0
Fax: +49 (89) 7 69 88 13

FJA Feilmeier & Junker AG
Zollikerstraße 183
CH-8008 Zürich
Tel.: +41 (1) 38 91-800
Fax: +41 (1) 3 83 49 12

FJA Feilmeier & Junker Ges.m.b.H.
Operngasse 21/6
A-1040 Wien
Tel.: +43 (1) 5 80 70-0
Fax: +43 (1) 5 13 30 41

FJA-US, Inc.
512 Seventh Avenue
15th Floor
USA-New York, N.Y. 10018
Tel: +1 (212) 840 26 18
Fax: +1 (212) 840 26 93

FJA OdaTeam d.o.o.
Ptujska cesta 184
SL-2000 Maribor
Tel.: +386 (2) 4 60 22 00
Fax: +386 (2) 4 60 22 20

KONZERNGESELLSCHAFTEN STANDORTE >>

FJA AG

Gesellschaft	Standorte
FJA Feilmeier & Junker GmbH (Deutschland)	München, Berlin, Hamburg, Köln, Stuttgart
FJA Akademie GmbH (Deutschland)	München
FJA bAV Service GmbH (Deutschland) 80 %	München
FJA Feilmeier & Junker AG (Schweiz)	Zürich
FJA Feilmeier & Junker Ges.m.b.H. (Österreich)	Wien
FJA-US, Inc. (U.S.A.)	New York
FJA OdaTeam d.o.o. (Slowenien) 80 %	Maribor

FILE NO.
82-5077



EINLADUNG ZUR HAUPTVERSAMMLUNG DER FJA AG AM 26.06.2003

EINLADUNG

Wir laden hiermit unsere Aktionäre zu der

am Donnerstag, den 26. Juni 2003
um 10.00 Uhr

im Forum Hotel München, Hochstraße 3, 81669 München, stattfindenden ordentlichen Hauptversammlung ein.

- ISIN: DE0005130108 - WKN: 513010 -

TAGESORDNUNG

1. Vorlage des festgestellten Jahresabschlusses und des gebilligten Konzernabschlusses sowie des Lageberichts der Gesellschaft und des Konzerns mit dem Bericht des Aufsichtsrats für das Geschäftsjahr 2002

2. Verwendung des Bilanzgewinns des Geschäftsjahres 2002

Vorstand und Aufsichtsrat schlagen vor, den Bilanzgewinn des Geschäftsjahres 2002 in Höhe von Euro 10.658.118,74 wie folgt zu verwenden:

a) Verteilung an die Aktionäre durch Ausschüttung einer Dividende von Euro 0,70 je Stückaktie, also eines Gesamtbetrages von Euro 5.355.000,--

b) Gewinnvortrag des verbleibenden Betrages von Euro 5.303.118,74 auf neue Rechnung

3. Entlastung der Mitglieder des Vorstands

Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Vorstands für das Geschäftsjahr 2002 Entlastung zu erteilen.

4. Entlastung der Mitglieder des Aufsichtsrats

Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Aufsichtsrats für das Geschäftsjahr 2002 Entlastung zu erteilen.

5. Wahl des Abschlussprüfers für das Geschäftsjahr 2003

Der Aufsichtsrat schlägt vor, aus der Sozietät Wachowiak, Risse, Dr. Walther, Causemann, Solingen/München, Herrn Wirtschaftsprüfer Dipl.-Kfm. Jürgen Risse und als Ersatz für ihn Herrn Wirtschaftsprüfer Dr. Uwe Walther als Abschlussprüfer für das Geschäftsjahr 2003 zu wählen.

6. Ermächtigung zum Erwerb eigener Aktien gemäß § 71 Abs. 1 Nr. 8 AktG

Die bestehende Ermächtigung der Gesellschaft endet am 31. Dezember 2003.

Vorstand und Aufsichtsrat schlagen vor, zu beschließen:

1. Die mit Beschluss der Hauptversammlung vom 11. Juli 2002 erteilte Ermächtigung zum Erwerb eigener Aktien wird aufgehoben.

2. Die Gesellschaft wird bis zum 26. Dezember 2004 ermächtigt, eigene Aktien der Gesellschaft zu anderen Zwecken als dem Handel mit eigenen Aktien zu erwerben. Der Gegenwert für den Erwerb dieser Aktien – der unter Wahrung des Gleichbehandlungsgrundsatzes aller Aktionäre auch außerhalb der Börse erfolgen kann – darf den Mittelwert der Börsenkurse der Aktie an den dem Erwerb vorausgehenden fünf Börsenhandelstagen in der Schlussauktion im Xetra-Handelssystem um nicht mehr als 5% über- oder unterschreiten.

   Die Gesellschaft wird ermächtigt, die Veräußerung der aufgrund dieser oder einer früheren Ermächtigung erworbenen eigenen Aktien in anderer Weise

FILE NO.
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als über die Börse oder durch Angebot an alle Aktionäre vorzunehmen, um Aktien der Gesellschaft einzelnen Aktionären oder Dritten zum Erwerb sowie Aktionären oder Dritten im Rahmen des Zusammenschlusses mit Unternehmen oder im Rahmen des Erwerbs von Unternehmen oder Beteiligungen an Unternehmen anzubieten.

Das Bezugsrecht der Aktionäre wird ausgeschlossen, soweit die von der Gesellschaft erworbenen eigenen Aktien verwendet werden, um Aktien der Gesellschaft einzelnen Aktionären oder Dritten zum Erwerb sowie Dritten im Rahmen des Zusammenschlusses mit Unternehmen oder im Rahmen des Erwerbs von Unternehmen oder Beteiligungen an Unternehmen anzubieten.

Erfolgt die Veräußerung der eigenen Aktien nicht zum Zwecke des Zusammenschlusses mit Unternehmen oder Erwerbs von Unternehmen oder Beteiligungen an Unternehmen, dürfen die eigenen Aktien an einzelne Aktionäre oder Dritte nur zu einem Preis veräußert werden, der den Börsenkurs von Aktien der Gesellschaft gleicher Ausstattung zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet.

Der Vorstand ist ermächtigt, die aufgrund vorstehender Ermächtigung erworbenen eigenen Aktien der Gesellschaft zum Teil oder insgesamt ohne weiteren Hauptversammlungsbeschluss einzuziehen.

Die Ermächtigung kann einmal oder mehrmals, ganz oder in Teilen ausgeübt werden. Sie ist auf den Erwerb von eigenen Aktien der Gesellschaft mit einem Anteil am Grundkapital der Gesellschaft von insgesamt bis zu 10% beschränkt.

Bericht des Vorstands zu TOP 6 gemäß § 71 Abs. 1 Nr. 8 AktG i.V.m. § 186 Abs. 4 Satz 2 AktG

Bei dem Erwerb eigener Aktien ist der Grundsatz der Gleichbehandlung der Aktionäre einzuhalten. Die vorgeschlagene Beschlussfassung trägt diesem Grundsatz Rechnung. Der Beschluss schreibt ausdrücklich vor, dass der Gleichbehandlungsgrundsatz aller Aktionäre beim Erwerb der Aktien zu beachten ist. Der Erwerb kann über die Börse oder außerhalb der Börse, beispielsweise durch ein öffentliches Kaufangebot an alle Aktionäre, erfolgen. Für jeden Fall des Erwerbs legt der Beschluss den höchsten bzw. niedrigsten Gegenwert fest, den die Gesellschaft für die zu erwerbenden Aktien zahlen kann.

Über die Verwendung der erworbenen Aktien beschließt der Vorstand. Die Verwendung zum Zwecke des Handels mit eigenen Aktien ist ausgeschlossen. Die Ermächtigung soll die Gesellschaft in die Lage versetzen, im Interesse der Gesellschaft und unter Wahrung der Belange der Aktionäre flexibel auf die jeweiligen geschäftlichen Erfordernisse reagieren zu können. So kann die Gesellschaft die eigenen Aktien über die Börse oder durch ein öffentliches Angebot wieder veräußern. Die Gesellschaft soll aber auch in die Lage versetzt werden, die erworbenen Aktien außerhalb der Börse einzelnen Dritten oder Aktionären zum Kauf anzubieten. Hierdurch soll zum Beispiel die Möglichkeit geschaffen werden, institutionellen Anlegern im In- und Ausland Aktien zum Kauf anbieten oder eigene Aktien als Gegenleistung für den Erwerb von Unternehmen oder Beteiligungen an Unternehmen als Akquisitionswährung verwenden zu können.

Für den Fall, dass die Gesellschaft erworbene eigene Aktien nicht zum Zwecke des Erwerbs von Unternehmen oder Beteiligungen an Unternehmen an einzelne

Aktionäre oder Dritte veräußert, dürfen die Aktien entsprechend der Regelung des § 186 Abs. 3 Satz 4 AktG nur zu einem Preis veräußert werden, der den Börsenkurs der Aktie mit gleicher Ausstattung zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet. Hierdurch wird eine Verwässerung des Aktienkurses reduziert.

Die Ermächtigung stellt klar, dass der Vorstand ebenfalls über die Verwendung der aufgrund einer früheren Ermächtigung erworbenen Aktien der Gesellschaft entscheidet. Der Vorstand wird auch ermächtigt, die erworbenen eigenen Aktien zum Teil oder insgesamt ohne weiteren Hauptversammlungsbeschluss mit der Folge einzuziehen, dass hierdurch das Grundkapital der Gesellschaft herabgesetzt wird.

7. Neufestsetzung der Vergütung des Aufsichtsrats und Satzungsänderung

Vorstand und Aufsichtsrat schlagen vor, zu beschließen:

a) Die feste Gesamtvergütung des Aufsichtsrats für jedes volle Geschäftsjahr wird – erstmals für das Geschäftsjahr 2003 – mit Euro 121.500,-- neu festgesetzt.

b) In § 14 Absatz (1) der Satzung wird Satz 1 geändert und wie folgt neu gefasst:

"Alle Mitglieder des Aufsichtsrats erhalten für jedes volle Geschäftsjahr eine feste Gesamtvergütung in Höhe von EURO 121.500,--, zahlbar jeweils zur Hälfte zum 01.10. des Geschäftsjahres und zum 01.04. des auf das jeweilige Geschäftsjahr folgenden Jahres."

8. Änderung der Satzung zur Anpassung an das Transparenz- und Publizitätsgesetz (TransPuG)

Durch das Gesetz zur weiteren Reform des Aktien- und Bilanzrechts, zu Transparenz und Publizität (Transparenz- und Publizitätsgesetz) vom 19.07.2002 sind Änderungen des Aktiengesetzes verabschiedet worden, die eine Anpassung der Satzung der Gesellschaft erfordern und sinnvoll machen. Ferner soll die Satzungsregelung über die Erteilung von Stimmrechtsvollmachten neu gefasst werden.

Vorstand und Aufsichtsrat schlagen vor, zu beschließen:

1. § 4 der Satzung wird geändert und wie folgt neu gefasst:

   "Bekanntmachungen der Gesellschaft erfolgen ausschließlich im elektronischen Bundesanzeiger, soweit nicht das Gesetz im Einzelfall etwas anderes bestimmt."

2. In § 8 Absatz (2) der Satzung wird Satz 1 geändert und wie folgt neu gefasst:

   "Der Aufsichtsrat hat in der Geschäftsordnung für den Vorstand oder im Einzelfall durch Beschluss zu bestimmen, dass bestimmte Arten von Geschäften des Vorstands nur mit seiner Zustimmung vorgenommen werden dürfen."

3. In § 13 Absatz (1) der Satzung wird Satz 1 geändert und wie folgt neu gefasst:

   "Der Aufsichtsrat hält mindestens zwei Sitzungen im Kalenderhalbjahr ab."

FILE NO.
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Ferner wird in § 13 Absatz (1) der Satzung ein neuer Satz 5 mit folgendem Wortlaut eingefügt:

"Der Vorsitzende des Aufsichtsrats kann bei der Einberufung bestimmen, dass die Sitzung in Form einer Telefon- oder Videokonferenz abgehalten wird."

4. In § 15 Absatz (1) der Satzung wird Satz 1 geändert und wie folgt neu gefasst:

   "Über vertrauliche Berichte und vertrauliche Beratungen sowie vertrauliche Angaben und Geheimnisse der Gesellschaft, namentlich Betriebs- oder Geschäftsgeheimnisse, die den Aufsichtsratsmitgliedern durch ihre Tätigkeit für die Gesellschaft bekannt werden bzw. bekannt geworden sind, haben sie Stillschweigen zu bewahren."

5. In § 16 Absatz (2) der Satzung wird Satz 1 geändert und wie folgt neu gefasst:

   "Die Einberufung der Hauptversammlung erfolgt im elektronischen Bundesanzeiger mindestens einen Monat vor dem letzten Hinterlegungstag."

   Ferner wird in § 16 der Satzung ein neuer Absatz (7) mit folgendem Wortlaut eingefügt:

   "(7) Mitglieder des Aufsichtsrats können im Wege der Bild- und Tonübertragung an der Hauptversammlung teilnehmen, wenn ihnen ein persönliches Erscheinen nicht möglich ist, weil sie sich aus wichtigem Grund im Ausland aufhalten oder sich ihr gewöhnlicher Aufenthaltsort im Ausland befindet."

Schließlich wird in § 16 der Satzung ein neuer Absatz (8) mit folgendem Wortlaut eingefügt:

"(8) Die Hauptversammlung kann auf Anordnung des Versammlungsleiters auszugsweise oder vollständig in Bild und Ton übertragen werden. Die Übertragung kann auch in einer Form erfolgen, zu der die Öffentlichkeit uneingeschränkt Zugang hat. Die Form der Übertragung ist in der Einladung bekannt zu geben."

In Folge dieser Einfügung wird die Überschrift zu § 16 der Satzung wie folgt neu gefasst:

"Einberufung, Teilnahmerecht und Bild- und Tonübertragung".

6. § 18 Absatz (2) der Satzung wird aufgehoben und wie folgt neu gefasst:

"Das Stimmrecht kann durch einen Bevollmächtigten ausgeübt werden. Wenn weder ein Kreditinstitut noch eine Aktionärsvereinigung bevollmächtigt wird, ist die Vollmacht schriftlich oder auf einem von der Gesellschaft näher zu bestimmenden elektronischen Weg zu erteilen. Die Einzelheiten für die Erteilung dieser Vollmachten werden zusammen mit der Einberufung der Hauptversammlung bekannt gemacht."

7. § 19 Absatz (2) der Satzung wird aufgehoben und wie folgt neu gefasst:

"Sie beschließt regelmäßig über die Verwendung des Bilanzgewinns, die Entlastung von Vorstand und Aufsichtsrat, über die Wahl des Abschlussprüfers sowie in den im Gesetz vorgesehenen Fällen über die Feststellung des Jahresabschlusses und die Billigung des Konzernabschlusses sowie auf Antrag des Vorstands der Gesellschaft über besondere Angelegenheiten."

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8. § 20 der Satzung wird geändert und wie folgt neu gefasst:

"Der Vorstand hat den Jahresabschluss, den Lagebericht, den Konzernabschluss und den Konzernlagebericht für das vergangene Geschäftsjahr in den ersten drei Monaten eines jeden Geschäftsjahres aufzustellen und dem Abschlussprüfer vorzulegen. Unverzüglich, spätestens mit Fertigstellung des Prüfungsberichts hat der Vorstand den Jahresabschluss, den Lagebericht, den Konzernabschluss und den Konzernlagebericht zusammen mit einem Vorschlag über die Verwendung des Bilanzgewinns dem Aufsichtsrat vorzulegen."

TEILNAHME

Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind diejenigen Aktionäre berechtigt, die ihre Aktien spätestens am 20. Juni 2003 während der üblichen Geschäftsstunden bei der Gesellschaft oder einer der nachstehend aufgeführten Hinterlegungsstellen hinterlegen und bis zur Beendigung der Hauptversammlung dort belassen. Die Hinterlegung ist auch dann ordnungsgemäß erfolgt, wenn Aktien mit Zustimmung einer Hinterlegungsstelle für diese bei einem Kreditinstitut bis zur Beendigung der Hauptversammlung gesperrt gehalten werden.

Hinterlegungsstellen sind:

- DZ BANK AG Deutsche Zentral-Genossenschaftsbank
- Baden-Württembergische Bank AG
- Bayerische Hypo- und Vereinsbank AG

Die Aktien können bis zum angegebenen Zeitpunkt auch bei einem deutschen Notar oder einer Wertpapiersammelbank gegen Ausstellung einer Bescheinigung hinterlegt werden. In diesem Falle ist die Bescheinigung über die Hinterlegung in Urschrift oder in beglaubigter Abschrift spätestens am 23. Juni 2003 bei der Gesellschaft einzureichen.

Die Aktionäre, die nicht persönlich an der Hauptversammlung teilnehmen wollen, können ihr Stimmrecht unter entsprechender Vollmachtserteilung durch einen Bevollmächtigten, z.B. durch das depotführende Kreditinstitut, eine Aktionärsvereinigung oder eine andere Person ihrer Wahl, ausüben lassen.

Als besonderen Service bieten wir unseren Aktionären an, einen von der Gesellschaft benannten weisungsgebundenen Stimmrechtsvertreter bereits vor der Hauptversammlung zu bevollmächtigen. Die Gesellschaft hat Herrn Winfried Stanislaus als Stimmrechtsvertreter benannt.

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Die Aktionäre, die dem von der Gesellschaft benannten Stimmrechtsvertreter eine Vollmacht erteilen wollen, benötigen hierzu eine Eintrittskarte zur Hauptversammlung. Vollmachten und Weisungen müssen schriftlich erteilt werden. Die notwendigen Unterlagen und Informationen erhalten unsere Aktionäre zusammen mit der Eintrittskarte. Wir bitten, die ausgefüllten Vollmachts- und Weisungsvordrucke im Original bis spätestens Montag, den 23. Juni 2003 (Eingangsdatum) an die FJA AG, Abteilung Investor Relations, Leonhard-Moll-Bogen 10, 81373 München, zurückzusenden. Auch im Falle einer Bevollmächtigung des von der Gesellschaft benannten Stimmrechtsvertreters ist eine fristgerechte Hinterlegung der Aktien nach den vorstehenden Bestimmungen erforderlich.

Gegenanträge gegen einen Vorschlag von Vorstand und Aufsichtsrat zu einem bestimmten Tagesordnungspunkt gemäß § 126 Abs. 1 AktG sind innerhalb der gesetzlichen Pflicht bis zum Donnerstag, den 12. Juni 2003 (Eingangsdatum) ausschließlich zu richten an:

FJA AG, Herrn Dr. Thomas Meindl,
Leonhard-Moll-Bogen 10, 81373 München
oder per E-Mail an: thomas.meindl@fja.com

Das Vorhandensein von Gegenanträgen und deren Wortlaut wird den Aktionären unverzüglich im Internet zugänglich gemacht. Diese können unter der Internetadresse der FJA AG (http://www.fja.com/investor/gegenantraege2003.pdf) abgerufen werden. Eventuelle Stellungnahmen werden ebenfalls unter der genannten Internetadresse veröffentlicht.

FJA AG
Der Vorstand

Im Mai 2003

ANFAHRTSWEGE ZUM FORUM HOTEL

Das Forum Hotel liegt gegenüber dem Kulturzentrum Gasteig (Philharmonie), nur wenige Gehminuten vom Deutschen Museum und dem Marienplatz entfernt.

Die S-Bahnstation "Rosenheimer Platz" befindet sich innerhalb des Gebäudekomplexes, mit direkter Anbindung an das gesamte Münchner U- und S-Bahnnetz einschließlich der Flughafenlinien S8 und S1.

Forum Hotel München
Hochstraße 3
81669 München

Tel.: +49 89 4803-0
Fax: +49 89 4488277

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Forum Hotel
Oper
Hofbräu-
haus
Marien-
platz
Maximilian Str.
Zweibrücken Str.
Isar
Am Gasteig
Gasteig
Rosenh. Str.
Hochstr.
Erhardt Str.
Deutsches
Museum
Landshut
Flughafen
München
Flughafen
West
Munich
Airport
Nürnberg
A92
AB-Kreuz
Neufahrn
A9
A99
AB-Kreuz
Feldmoching
Stuttgart
AB-Kreuz
Eschenried
A8
München
AB-Kreuz
Mü.-Nord
A99
Hbf
Rosen-
heimer
Platz
Messe
München
AB-Kreuz
Mü.-Ost
A96
Lindau
A95 Garmisch
A995
AB-Kreuz
Mü.-Brunnthal
A8
Salzburg

FJA AG
Leonhard-Moll-Bogen 10
D-81373 München
Tel.: +49 89 76901-0
Fax: +49 89 7698813

Internet: www.fja.com

E-Mail: investor.relations@fja.com



Bekanntmachung eines Gegenstands zur Beschlussfassung in der Hauptversammlung der FJA AG am 26. Juni 2003 gemäß § 122 Abs. 2 Aktiengesetz

Gemäß § 122 Abs. 2 AktG wird auf Antrag des Aktionärs der FJA AG, Herrn Prof. Dr. Manfred Feilmeier, dessen Anteile zusammen mehr als den zwanzigsten Teil des Grundkapitals der FJA AG erreichen, auf der ordentlichen Hauptversammlung der FJA AG (ISIN DE0005130108) am 26. Juni 2003 der folgende zusätzliche Tagesordnungspunkt aufgenommen:

Änderung der Firma und Satzungsänderung

Herr Prof. Dr. Manfred Feilmeier schlägt vor, zu beschließen:

a) Die Firma der Gesellschaft wird in "FJH AG" geändert.

b) § 1 Absatz (1) der Satzung wird geändert und wie folgt neu gefasst:

"Die Firma der Gesellschaft lautet
FJH AG."

Vorstand und Aufsichtsrat regen an, diesem Vorschlag zuzustimmen.

Hintergrund dieses Vorschlags ist die mittlerweile erfolgte Unterzeichnung des Vertrags über den Zusammenschluss der FJA AG mit der renommierten Heubeck AG, dem international bedeutenden Beratungsunternehmen im Bereich der Altersvorsorge. Durch diesen Schritt kann FJA seine Expertise in einem wichtigen Wachstumsfeld maßgeblich erweitern und zugleich neue Kundenkreise erschließen. Mit der FJH AG entsteht der erste integrierte Anbieter von spezialisierten Softwarelösungen und komplexen Beratungsprodukten für den Versicherungs- und Altersvorsorgemarkt.

